As filed with the Securities and Exchange Commission on June 14, 2005
Registration No. 333-124981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PRA INTERNATIONAL
(Exact name of registrant as specified in its charter)

Delaware	8731	54-2040171
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

PRA International
12120 Sunset Hills Road
Suite 600
Reston, VA 20190
(703) 464-6300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Patrick K. Donnelly
President and Chief Executive Officer
PRA International
12120 Sunset Hills Road
Suite 600
Reston, VA 20190
(703) 464-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James F. Rogers, Esq. Joel H. Trotter, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered(a)	per Share(b)	Price(b)	Registration Fee(c)

Common stock, $0.01 par value	6,900,000	$26.17	$180,573,000	$21,253.44

(a)	Includes 900,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(b)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) promulgated under the Securities Act of 1933.

(c)	Previously paid.
         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2005
6,000,000 Shares
Common Stock

      The selling stockholders named in this prospectus are selling 6,000,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
      Our common stock is listed on The Nasdaq National Market under the symbol “PRAI.” On May 26, 2005, the last reported sale price of our common stock was $26.17 per share.
      The underwriters have an option to purchase a maximum of 900,000 additional shares from the selling stockholders to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

		Underwriting	Proceeds to
	Price to	Discounts and	the Selling
	Public	Commissions	Stockholders

Per Share	$	$	$
Total	$	$	$
      Delivery of the shares of common stock will be made on or about                     , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Bear, Stearns & Co. Inc.

William Blair & Company	Jefferies & Company, Inc.
The date of this prospectus is                     , 2005.

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

PROSPECTUS SUMMARY
      This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision. For convenience in this prospectus, “PRA International,” “PRA,” “we,” “us,” and “our” refer to PRA International and its subsidiaries, taken as a whole.
PRA International
      We are a leading global contract research organization, or CRO, with approximately 2,500 employees working from 24 offices located in North America, Europe, Africa, South America, Australia, and Asia. CROs assist pharmaceutical and biotechnology companies in developing and taking drug compounds, biologics, and drug delivery devices through appropriate regulatory approval processes. The conduct of clinical trials, in which a product candidate is tested for safety and efficacy, forms a major part of the regulatory approval process. Completing the approval process as efficiently and quickly as possible is a priority for sponsoring pharmaceutical and biotechnology companies because they must receive regulatory approval prior to marketing their products anywhere in the world. Revenue for CROs is typically generated on a fee for service basis on either a time and materials or a fixed-price contract arrangement with the client organization.
      We conduct clinical trials globally and are one of a few CROs in the world with the capability to serve the growing need of pharmaceutical and biotechnology companies to conduct complex clinical trials in multiple geographies concurrently. We incorporated in Delaware in April 2001, with predecessors dating back to 1976. Our qualified and experienced clinical and scientific staff has been delivering clinical drug development services to our customers for over 25 years, and our service offerings now encompass all points of the clinical drug development process. We provide our expertise in several therapeutic areas of strategic interest to our customers, including oncology, central nervous system, or CNS, cardiovascular, and respiratory/allergy product development.
      We perform a broad array of services across the spectrum of clinical development programs, from the filing of Investigational New Drug applications, or INDs, and similar foreign regulatory applications, to the conduct of all phases of clinical trials, to drug registration and post-marketing studies. Our core global clinical development services include the following:

•	creating drug development and regulatory strategy plans;

•	executing Phase I clinical trials;

•	performing Phase II through IV multi-center, international clinical trials;

•	developing and analyzing integrated global clinical databases;

•	preparing and submitting regulatory filings around the world; and

•	managing long-term drug safety programs.
      Since 1999, we have conducted over 2,300 clinical trial programs for over 295 clients. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. In 2004, we generated service revenue of $277.5 million, of which approximately 52% was derived from biotechnology companies, 38% from large pharmaceutical companies, and 10% from Japanese pharmaceutical companies.
Our Industry
      Companies in the pharmaceutical and biotechnology industries outsource clinical product development services to CROs in order to manage the drug development process more efficiently and cost-effectively and to speed time to market. PRA and other CROs provide clinical drug development services, including protocol design and management of Phase I through IV clinical trials, data management, laboratory testing, and statistical analysis. Some other CROs also provide preclinical services. CROs provide services that generate high-quality and timely data in support of applications for regulatory approval of new drugs or reformulations of existing drugs as well as to support new and existing marketing claims.
      CROs derive substantially all of their revenue from pharmaceutical and biotechnology companies’ research and development expenditures, which have increased substantially in recent years. Specifically, Frost and Sullivan estimates that research and development expenditures by such companies totaled $58.5 billion in 2003, an increase from $41.1 billion in 2000, representing a compounded annual growth rate of 12.5%. Excluding spending related to administrative functions to support the research and development process, which are not typically outsourced to CROs, estimated research and development expenditures totaled $47.2 billion in 2003, up from $32.6 billion in 2000, representing a 13.2% compounded annual growth rate. Of this amount, approximately $27.4 billion in 2003 was directly related to Phase I through Phase IV clinical trials. Such spending, which excludes expenditures related to pre-clinical activities, increased between 2000 and 2003 at a compounded annual growth rate of 12.5%, and represents the total amount of research and development spending that could potentially be outsourced to PRA or its competitors offering similar services. According to Frost and Sullivan, in 2003 pharmaceutical and biotechnology companies outsourced to CROs approximately $8.4 billion, or 30.7% of their total research and development spending devoted to Phase I through Phase IV clinical trials, and outsourcing of such spending is expected to increase to $18.5 billion by 2010, representing a compounded annual growth rate of 12.1%.
      We believe that a number of factors have contributed, and will continue to contribute, to the growth of the CRO industry, including the globalization of drug development, the increased number of product candidates entering clinical development, the growth of the biotechnology industry, increased regulatory scrutiny, and the growing need for quick, efficient, and cost-effective drug development.
Our Strategy
      We intend to continue building PRA into the best clinical development organization in the world by:
      Continuing to Leverage and Build Our Expertise in Key Therapeutic Areas. We believe that our extensive therapeutic expertise is critical to our customers and for the proper design and management of all clinical phases of drug development. We intend to continue capitalizing on our market positions in our existing therapeutic categories. We have established a therapeutic business development initiative that is focused on identifying early clinical drug candidates in our core therapeutic competencies. We believe that oncology, CNS, cardiovascular, and respiratory/allergy, which according to a report in R&D Directions (October 2003) together represented approximately 58% of all drug candidates being developed by pharmaceutical and biotechnology companies, will be significant drivers of our growth. Furthermore, we plan to continue to expand our depth of therapeutic expertise in other attractive therapeutic areas.
      Expanding the Breadth and Depth of Our Service Offering. We plan to build upon our existing expertise in Phase II and III clinical trials and to enhance our existing service offerings in Phase I and IV clinical trials, which are among the fastest growing segments of the CRO industry, according to Frost and Sullivan. In addition, we intend to expand our regulatory and drug safety capabilities around the globe to further serve our clients.
      Leveraging Our Infrastructure to Improve Operational Efficiencies. We have made significant investments and corporate acquisitions over the past eight years to enhance our global infrastructure and product offerings. Past investments include recruiting and training qualified professionals, developing a worldwide network of offices, and building an integrated information technology platform. We believe that these investments will enable us to improve patient recruitment, improve efficiency of global clinical trial data collection, and speed regulatory submissions for customers, resulting in improved project margins and overall profits. We plan to continue to enhance our information technology platform to maintain our competitiveness and our adaptable and flexible business support environment. We continue to make additional investments and staff training commitments in our proprietary quality management system, called PRA Management System, or PRAMS, and have obtained International Standards Organization

9001:2000 registration certification. We believe ISO 9001:2000 certification will assist us in obtaining more global projects and measuring output and customer satisfaction. PRAMS reinforces Project Assurancesm, our company-wide commitment to consistently achieving customer requirements every time, at every location.
      Augmenting Our Geographic Reach in Latin America and Asia. We intend to replicate the success we have achieved in North America, Europe, and existing Southern Hemisphere locations to further expand in Latin America and in Asia, both of which have large population bases and developing clinical scientific infrastructures.
      Continuing to Pursue a Disciplined Acquisition Strategy. We have demonstrated skill in identifying, purchasing, and integrating high-quality strategic acquisitions. We have developed a well-refined integration process to ensure a consistent and streamlined assimilation of the staff and expertise of the acquired company. We expect to opportunistically pursue acquisitions that broaden our product development platform, geographic reach, and therapeutic capabilities.
Our Competitive Strengths
      Global Leadership Position. We have significant global reach with resources and knowledge that enable us to seamlessly conduct trials on six continents concurrently. Our global scale enables us to select locations that produce more efficient and cost-effective clinical drug development.
      Therapeutic Expertise and Scientific Depth. Our breadth of experience allows us to offer drug development services, vendor management, and patient recruitment access across a broad spectrum of therapeutic indications. We believe that we are a world leader in oncology, CNS, cardiovascular, and respiratory/allergy drug development, which are all therapeutic areas requiring significant scientific expertise and which collectively accounted for 72.8% of all global research and development spending by pharmaceutical and biotechnology companies in 2003, according to Frost and Sullivan.
      Attractive Customer Base. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas and have a particular strength in serving the expanding biotechnology industry. We currently provide services to an active customer base of over 220 clients, and have established preferred vendor relationships with seven of the world’s leading pharmaceutical and biotechnology companies.
      Proven and Incentivized Management Team and Workforce. We are led by our experienced executive management team, which has an average tenure of over 11 years with us or our acquired companies. This team has been responsible for building our global platform, maintaining strong client relationships, and for our significant growth in revenue and earnings. We believe our employees are well-regarded in the drug development industry for their scientific expertise and their experience in managing many complex drug studies.
Strategic Challenges
      In the execution of our business strategy, we have faced and will continue to face the following challenges:
      Reduction in Outsourcing. The CRO industry depends upon companies in the pharmaceutical and biotechnology industries outsourcing clinical development projects. Consequently, if pharmaceutical and biotechnology companies experience a general industry downturn, reduce their research and development spending, or expand their in-house development capabilities, our business may be adversely affected.
      Potential for Contract Termination. Most of the contracts we sign allow for termination without cause upon 30 to 60 days’ notice. The loss or delay of a large contract or multiple smaller contracts could adversely affect our business by causing decreased staff utilization.
      Variations in Quarterly Operating Results. Our quarterly results vary because of factors such as the commencement, completion, or cancellation of significant contracts, the timing of acquisitions, the mix of contracted services, the fluctuation of foreign exchange rates, the timing of start-up expenses for new offices and services, and the costs associated with integrating acquisitions.
      Possible Regulatory Reform. Regulatory entities in both the United States and foreign jurisdictions have instituted stringent regulatory and statutory controls over the development and approval of drug and biological products, resulting in larger and more complex clinical studies. We believe that these trends have created an increased demand for CRO services. However, if the scope of regulatory requirements narrows, such as the introduction of simplified marketing applications for pharmaceuticals and biological products, our business could be adversely affected.
      Customer Concentration. A significant portion of our service revenue is derived from a limited number of clients. In 2004, approximately 43% of our service revenue was derived from our top five clients. We have preferred vendor relationships with three of these five clients, resulting in a concentration of service revenue generated from these relationships. Although the service revenue from each of these clients results from numerous contracts spread over many divisions of the client, and typically across multiple jurisdictions, the loss of, or a significant decrease in business from, one or more of these clients could adversely affect our business.

      We incorporated in Delaware in April 2001, with predecessors dating back to 1976, and our principal executive offices are located at 12120 Sunset Hills Road, Suite 600, Reston, Virginia 20190. Our telephone number is (703) 464-6300, and our website address is http://www.prainternational.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

The Offering

Common stock offered by the selling stockholders	6,000,000 shares

Common stock to be outstanding after this offering	22,382,491 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Nasdaq National Market symbol	“PRAI”
      Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.
      In addition, unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus excludes:

•	3,553,049 shares of our common stock that may be issued upon the exercise of options outstanding as of May 15, 2005; and

•	1,865,004 shares of our common stock that are reserved for issuance under our stock option and incentive plans.
Risk Factors
      You should carefully read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Summary Consolidated Financial Data
      The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. We derived the summary consolidated financial data for the three years ended December 31, 2002, 2003, and 2004 and balance sheet data at December 31, 2003 and 2004 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal, recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The summary consolidated financial data set forth below are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and their related notes included elsewhere in this prospectus.
      On January 23, 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus transaction. We repurchased $0.1 million of shares and $3.7 million of our outstanding vested stock options, paid a $16.9 million special dividend to our stockholders, and paid a $2.7 million special bonus to employee option holders. The remainder of the $25.0 million was used to pay fees associated with the transaction. The funds for the transaction were provided by the December 23, 2003 refinancing of our credit facilities. During 2004 we expensed the $3.7 million attributed to the repurchase of vested stock options and $2.7 million attributed to the special bonus to employee holders of vested stock options.
      On November 17, 2004, we commenced our initial public offering and on November 18, 2004 our common stock began trading on The Nasdaq National Market under the symbol “PRAI.” We received from the offering net proceeds of approximately $67.0 million, of which we used $28.7 million to extinguish all outstanding principal and accrued interest under our then existing credit facilities. The remaining net proceeds of approximately $38.3 million were raised for the execution of our strategy.

	Year Ended			Three Months Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
	(dollars in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Service revenue	$176,365	$247,888	$277,479	$66,830	$73,592
Reimbursement revenue	24,648	42,109	30,165	6,965	7,859

Total revenue	201,013	289,997	307,644	73,795	81,451
Operating expenses:
Direct costs	94,761	126,501	134,067	32,771	35,277
Reimbursable out-of-pocket costs	24,648	42,109	30,165	6,965	7,859
Selling, general, and administrative	57,897	80,585	90,139	21,993	24,380
Depreciation and amortization	6,956	8,967	9,691	2,337	2,776
Management fee	800	800	704	200	—
Option repurchase	—	—	3,713	3,713	—
Vested option bonus	—	—	2,738	1,551	—

Income from operations	15,951	31,035	36,427	4,265	11,159
Interest income (expense), net	(4,100)	(6,856)	(3,643)	(775)	89
Other income (expenses), net	(721)	(4,023)	(38)	452	(26)

Income before income taxes	11,130	20,156	32,746	3,942	11,222
Provision for income taxes	5,493	6,909	11,997	1,585	4,264

Net income	$5,637	$13,247	$20,749	$2,357	$6,958

Net income per share:
Basic	$0.37	$0.83	$1.13	$0.13	$0.31
Diluted	$0.32	$0.71	$1.02	$0.12	$0.28
Other Financial Data:
Net cash provided by (used in) operating activities	$28,442	$2,058	$71,636	$1,988	$(19,492)
Net cash provided by (used in) investing activities	(24,625)	(9,599)	(32,350)	(1,532)	22,485
Net cash provided by (used in) financing activities	(14,581)	26,028	(6,430)	(18,087)	48
Non-GAAP Data:
Adjusted EBITDA(1)	$22,186	$35,979	$52,531	$12,318	$13,909
Adjusted EBITDA as a % of service revenue	12.6%	14.5%	18.9%	18.4%	18.9%
EBITDA(1)	$22,186	$35,979	$46,080	$7,054	$13,909
EBITDA as a % of service revenue	12.6%	14.5%	16.6%	10.6%	18.9%

	As of December 31,		As of March 31,

	2003	2004	2005

			(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$32,328	$65,888	$68,996
Marketable securities	—	24,500	—
Working capital	(8,449)	11,478	19,542
Total assets	298,558	337,344	314,151
Long-term debt and capital leases, less current maturities	57,810	75	36
Stockholders’ equity	74,565	150,379	157,696

(1)	Adjusted EBITDA and EBITDA are not substitutes for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles in the United States, or GAAP, as measures of performance or liquidity. See “Non-GAAP Financial Measures.” For each of the periods indicated, the following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income and to net cash provided by (used in) operating activities.

	Year Ended			Three Months Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
	(dollars in thousands)
Adjusted EBITDA	$22,186	$35,979	$52,531	$12,318	$13,909
Option repurchase	—	—	(3,713)	(3,713)	—
Vested option bonus	—	—	(2,738)	(1,551)	—

EBITDA	22,186	35,979	46,080	7,054	13,909
Depreciation and amortization	(6,956)	(8,967)	(9,691)	(2,337)	(2,776)
Interest income (expense), net	(4,100)	(6,856)	(3,643)	(775)	89
Provision for income taxes	(5,493)	(6,909)	(11,997)	(1,585)	(4,264)

Net income	5,637	13,247	20,749	2,357	6,958
Depreciation and amortization	6,956	8,967	9,691	2,337	2,776
Provision for doubtful receivables	1,888	4,851	1,914	509	87
Amortization of debt discount	379	1,642	—	58	—
Provision for deferred income taxes	(1,228)	(3,997)	2,606	3	(580)
Debt issuance costs write-off	—	750	1,241	—	—
Changes in assets and liabilities:
Accounts receivable and unbilled services	(29,251)	(18,538)	15,373	240	2,057
Prepaid expenses and other assets	1,444	408	1,226	(2,570)	(2,400)
Accounts payable and accrued expenses	3,481	(4,873)	7,793	(4,810)	(7,846)
Income taxes	989	(481)	12,150	1,393	(2,525)
Advance billings	38,147	82	(1,107)	2,471	(18,019)

Net cash provided by (used in) operating activities	$28,442	$2,058	$71,636	$1,988	$(19,492)

RISK FACTORS
      Any investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition, or results of operations could be materially harmed. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
      Our contracts are generally terminable on little or no notice. Termination of a large contract for services or multiple contracts for services could adversely affect our revenue and profitability.
      Most of our contracts are terminable without cause upon 30 to 60 days’ notice by the client. Clients terminate or delay contracts for various reasons. We have experienced termination or cancellation by certain customers in the ordinary course of business.
      The reasons more frequently given for termination include:

•	the failure of the product being tested to satisfy safety or efficacy requirements;

•	unexpected or undesired clinical results of the product; and

•	the client’s decision to forego a particular study.
      From time to time, terminations occur because of:

•	insufficient patient enrollment or investigator recruitment;

•	the client’s decision to downsize its product development portfolios;

•	the client’s dissatisfaction with our performance, including the quality or accuracy of the data or reports provided and our ability to meet agreed upon schedules; and

•	production problems resulting in shortages of the drug or required clinical supplies.
      The loss or delay of a program or large contract or the loss or delay of multiple smaller contracts could harm our business because such terminations could lower our level of staff utilization, which would reduce our profitability. In addition, the terminability of our contracts puts increased pressure on our quality control efforts, since not only can our contracts be terminated by clients as a result of poor performance, but any such termination also may affect our ability to obtain future contracts from the client involved and, possibly, others among the companies that sponsor trials. Because the contracts included in our backlog are generally terminable without cause, we do not believe that our backlog as of any date is necessarily a meaningful predictor of future results.
      Our quarterly operating results may vary, which could negatively affect the market price of our common stock.
      Our quarterly operating results have been and will continue to be subject to variation, depending on factors such as the commencement, completion, or cancellation of significant contracts, the timing of acquisitions, the mix of contracted services, foreign exchange rate fluctuations, the timing of start-up expenses for new offices and services, and the costs associated with integrating acquisitions. We have experienced, and expect to continue experiencing, some variations in our revenue due to our customers’ budgetary cycles. As a result, we believe that quarterly comparisons of our financial results should not be relied upon as an indication of our future performance. In addition, quarterly volatility in our operating results could cause declines in the market price of our common stock.

      We depend on a limited number of clients, and a loss of or significant decrease in business from them could affect our business.
      We have in the past and may in the future derive a significant portion of our service revenue from a relatively limited number of clients that vary from year to year. During 2004, 42.8% of our service revenue was derived from our top five clients. During 2003, 40.5% of our service revenue was derived from our top five clients. During 2002, 38.1% of our service revenue was derived from our top five clients. Our relationships with these customers involve a substantial number of individual arrangements detailing the particulars of a given clinical development project and often implicate different entities, departments, or companies under common control. Nevertheless, the loss of, or a significant decrease in business from, one or more of these clients could harm our business.
      Because most of our clinical development service revenue is from long-term fixed-fee contracts, we would lose money in performing these contracts if our costs of performing them were to exceed the fixed fees payable to us.
      Because most of our clinical development service revenue is from long-term fixed-fee contracts, we bear the risk of cost overruns under these contracts. If the costs of completing these projects exceed the fixed fees for these projects, our business, financial condition, and operating results could be adversely affected.
      Our business depends on our senior management team, and the loss of any member of the team may harm our business.
      We believe our success will depend on the continued employment of our senior management team. At the present time, this group includes: Patrick K. Donnelly, our president and chief executive officer; David W. Dockhorn, our executive vice president of global clinical operations; Erich Mohr, our executive vice president and chief scientific officer; and James C. Powers, our executive vice president of worldwide business development and secretary. All of these officers are parties to employment agreements with us. This management team has significant experience in the administration of a CRO. If one or more members of our senior management team were unable or unwilling to continue in their present positions, those persons could be difficult to replace and our business could be harmed. We do not currently maintain key person life insurance policies on any of our employees. If any of our key employees were to join a competitor or to form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our senior management or key employees.
      If we are unable to recruit and retain qualified personnel, we may not be able to expand our business or remain competitive.
      Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. At the present time, approximately 25% of our workforce holds at least a master’s degree. There is intense competition for qualified personnel in the pharmaceutical and biotechnology fields. In the future, we may not be able to attract and retain the qualified personnel necessary for the conduct and further development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, and managerial personnel in a timely manner, could harm our ability to expand our business and to remain competitive in the CRO industry.
      Our business could be harmed if we are unable to manage our growth effectively.
      We have experienced rapid growth throughout our operations. We believe that sustained growth places a strain on operational, human, and financial resources. To manage our growth, we must continue to improve our operating and administrative systems and to attract and retain qualified management, professional, scientific, and technical operating personnel. We believe that maintaining and enhancing both our systems and personnel at reasonable cost are instrumental to our success in the CRO industry. We cannot assure you that we will be able to enhance our current technology or obtain new technology that will enable our systems to keep pace with developments and the sophisticated needs of our clients. The nature and pace of our growth introduces risks associated with quality control and client dissatisfaction due to delays in performance or other problems. In addition, foreign operations involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. It is also possible that with any future acquisitions, we will assume the problems of the acquired entity. Although past acquisitions have not resulted in any significant integration problems, we anticipate additional growth in the future and we may face these types of issues. Failure to manage growth effectively could have an adverse effect on us.
      Our exposure to exchange rate fluctuations could negatively impact our results of operations.
      We derived approximately 36.7% of our consolidated service revenue in 2004 from our operations outside of the United States, primarily from our operations in Europe and Canada, where significant amounts of our revenues and expenses are recorded in local currency. Our financial statements are presented in U.S. dollars. Accordingly, changes in currency exchange rates, particularly among the euro, pound sterling, and the Canadian dollar, and the U.S. dollar, may cause fluctuations in our reported financial results that could be material.
      In addition, a portion of our contracts with our clients are denominated in currencies other than the currency in which we incur expenses related to those contracts. In Canada, our contracts generally provide for invoicing clients in U.S. dollars, but our expenses are generally incurred in Canadian dollars. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could harm our results of operations.
      In the first quarter of 2005, we entered into a number of foreign currency hedging contracts to mitigate exposure to movements between the U.S. dollar and the pound sterling and the U.S. dollar and the euro. We agreed to purchase a given amount of pounds sterling and euros at established dates throughout 2005.
      We are subject to certain risks associated with our foreign operations.
      We have offices and conduct business on six continents. Certain risks are inherent in these international operations.
      The risks related to our foreign operations that we more often face in the normal course of business include:

•	tax rates in certain foreign countries may exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls, or other restrictions, including restrictions on repatriation; and

•	general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries.
      Less frequently, we encounter the following risks:

•	foreign customers may have longer payment cycles than customers in the United States;

•	we may have difficulty complying with a variety of foreign laws and regulations, some of which may conflict with United States law;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems; and

•	the difficulties associated with managing a large organization spread throughout various countries.
      While we have not experienced any major problems to date with the acquisition or operation of our foreign entities, we may in the future encounter certain limitations inherent in the carrying out of clinical development trials internationally, including establishing effective communications, operating in various time zones, and dealing with incompatible technology.

      As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks associated with foreign operations. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business, financial condition, or results of operations as a whole.
      We provide services to emerging companies that may be unable to pay us.
      We incur costs in providing drug development services to our clients before we are paid. We provide drug development services to biotechnology companies, many of which are early-stage companies with relatively limited financial resources. If any of these companies were to cease operations before paying us for our services, or are otherwise unable to pay, our results of operations could suffer. We have performed services for two companies which ceased operations and filed for bankruptcy protection in 2003 while amounts were still owed to us. The amounts owed by these customers resulted in our recording $1.9 million in additional bad debt reserves during fiscal year 2003.
      We have a significant amount of goodwill on our balance sheet, and a downturn in our business or industry could require us to take a charge to earnings, which may negatively affect the market price of our common stock.
      Our balance sheet reflects a significant amount of goodwill, which represented $101.3 million, or approximately 30.0% of our total assets as of December 31, 2004. We review the amount of our goodwill whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be fully recoverable. To determine recoverability, we annually compare the fair value of our reporting unit (which is our company) to its carrying value. Although no event has occurred to date impairing our goodwill, there is a possibility that the carrying amount of the goodwill could be impaired if there is a downturn in our business or our industry or other factors affect the fair value of our business, in which case a charge to earnings would become necessary.
      Our business depends significantly on the continued effectiveness of our information technology infrastructure, and failures of such technology could harm our operations.
      To remain competitive in our industry, we must employ information technologies that capture, manage, and analyze the large streams of data generated during our clinical trials in compliance with applicable regulatory requirements. In addition, because we provide services on a global basis, we rely extensively on our technology to allow the concurrent conduct of studies and work sharing around the world. As with all information technology, our system is vulnerable to potential damage or interruptions from fires, blackouts, telecommunications failures, and other unexpected events, as well as to break-ins, sabotage, or intentional acts of vandalism. Given the extensive reliance of our business on this technology, any substantial disruption or resulting loss of data that is not avoided or corrected by our backup measures could harm our business and operations.
      Our business could be harmed if we cannot successfully integrate future acquisitions.
      In the ordinary course of our business, we identify and review potential acquisition candidates and consider prospective acquisitions and business combination transactions with other parties and, from time to time, we may make strategic acquisitions. Acquisitions involve numerous risks, including the expenses incurred in connection with the acquisition, the difficulties in assimilating operations, the diversion of management’s attention from other business concerns, and the potential loss of key employees of the acquired company. Acquisitions of foreign companies involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. We cannot assure you that we will successfully integrate future acquisitions into our operations.
      We compete in a highly competitive market and if we do not compete successfully our business could be harmed.
      We compete against other CROs and in-house development at large pharmaceutical companies. Our principal competitors are traditional CROs, including Charles River Laboratories International, Inc., Covance Inc., ICON plc, Kendle International Inc., MDS Inc., Omnicare, Inc., PAREXEL International Corporation, Pharmaceutical Product Development, Inc., Quintiles Transnational Corp., SFBC Interna-

tional, Inc., and UnitedHealth Group Incorporated. Some of these competitors have greater capital and other resources than we do at the present time. As a result of competitive pressures and the potential for economies of scale, the industry continues to experience consolidation. This trend, as well as a trend by pharmaceutical companies and other clients to limit outsourcing to fewer organizations, in some cases through preferred vendor relationships, is likely to result in increased worldwide competition among the larger CROs for clients and acquisition candidates. We believe that major pharmaceutical and biotechnology companies have been developing preferred vendor relationships with full-service CROs, effectively excluding other CROs from the bidding process. Our preferred vendor relationships are not contractual and are subject to change at any time. We may find reduced access to certain potential clients due to preferred vendor arrangements with other competitors. In addition, the CRO industry has attracted the attention of the investment community, and increased potential financial resources are likely to lead to increased competition among CROs. There are few barriers to entry for small, limited-service entities entering the CRO industry, and these entities also may compete with established CROs for clients. We address the competition in our industry by continuing to focus on the quality of our services, maintaining our therapeutic expertise, and investing in our quality management system. Nevertheless, increased competition may lead to price and other forms of competition that could harm our business.
Risks Related to Our Industry
      Our business could be harmed if the companies in the pharmaceutical and biotechnology industries to whom we offer our services reduce their research and development activities or reduce the extent to which they outsource clinical development.
      Our business depends upon the ability and willingness of companies in the pharmaceutical and biotechnology industries to continue to spend on research and development at rates close to or at historical levels and to outsource the services we provide. We are therefore subject to risks, uncertainties, and trends that affect companies in these industries. For example, we have benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource both small and large clinical development projects. Conversely, mergers and acquisitions in the pharmaceutical and biotechnology industries could have an impact on a company’s continued ability to outsource such projects to CROs. Any general downturn in the pharmaceutical or biotechnology industries, any reduction in research and development spending by companies in these industries, or any expansion of their in-house development capabilities could materially harm our business, financial condition, and operating results.
      Our business and the businesses of our customers are subject to extensive regulation, and our results of operations could be harmed if regulatory standards change significantly or if we fail to maintain compliance with evolving, complex regulations.
      Laws and regulations regarding the development and approval of drug and biological products have become increasingly stringent in both the United States and foreign jurisdictions, resulting in a need for more complex and often larger clinical studies. We believe that these trends have created an increased demand for CRO services from which our business benefits. Human pharmaceutical products and biological products are subject to rigorous regulation by the U.S. government (principally by the Food and Drug Administration, or FDA), and by foreign governments if products are tested or marketed abroad. A relaxation of the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceuticals and biologics, could decrease the business opportunities available to us.
      In addition, because we offer services relating to the conduct of clinical trials and the preparation of marketing applications, we are required to comply with applicable regulatory requirements governing, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of these trials. In the United States, the FDA governs these activities pursuant to the agency’s Good Clinical Practice, or GCP, regulations. A failure to maintain compliance with the GCP or other applicable regulations could lead to a variety of sanctions, including, among other things, and depending on the nature of the violation and the type of product involved, the suspension or termination of a clinical study, civil penalties, criminal prosecutions, or debarment from assisting in the submission of new drug applications, or NDAs. While we monitor our clinical trials to test for compliance with applicable laws and regulations in the United States and foreign jurisdictions in which we operate, our business spans multiple regulatory jurisdictions with varying, complex regulatory frameworks. In addition, although we have adopted standard operating procedures that are designed to satisfy regulatory requirements, no system of procedures can provide complete assurance of achieving our regulatory compliance objectives in all respects because compliance involves human diligence and procedures and is subject to human errors and lapses in judgment. Therefore, we cannot assure you that our systems ensure regulatory compliance in every instance.
      Circumstances beyond our control could cause the CRO industry to suffer reputational or other harm that could result in an industry-wide reduction in demand for CRO services, which could harm our business.
      Demand for our services may be affected by perceptions of our customers regarding the CRO industry as a whole. For example, other CROs could engage in conduct that could render our customers less willing to do business with us or any CRO. Although to date no event has occurred causing industry-wide reputational harm, one or more CROs could engage in or fail to detect malfeasance, such as inadequately monitoring sites, producing inaccurate databases or analysis, falsifying patient records, and performing incomplete lab work, or take other actions that would reduce the confidence of our customers in the CRO industry. As a result, the willingness of pharmaceutical and biotechnology companies to outsource research and development services to CROs could diminish and our business could thus be harmed materially by events outside our control.
      If we incur liability for hazardous material contamination, our business would be harmed.
      Our clinical pharmacology unit conducts activities that have involved, and may continue to involve, the controlled use of hazardous materials and the creation of hazardous substances or wastes, including medical waste and other highly regulated substances. Although we believe that our safety procedures for handling the disposal of such materials comply with the standards prescribed by state and federal laws and regulations, our operations nevertheless pose the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for damages and cleanup costs which, to the extent not covered by existing insurance or indemnification, could harm our business. In addition, other adverse effects could result from such liability, including reputational damage resulting in the loss of additional business from certain clients. Our business could be materially harmed if we were required to pay damages beyond the level of any insurance coverage that may be in effect. To date, we have not been the subject of any investigations or claims related to the controlled use of hazardous materials or the creation of hazardous substances or wastes.
      Our services are subject to evolving industry standards and rapid technological changes.
      The markets for our services are characterized by rapidly changing technology, evolving industry standards and frequent introduction of new and enhanced services. To succeed, we must continue to introduce new services on a timely and cost-effective basis to meet evolving customer requirements, while achieving market acceptance for these new services. Additionally, we must continue to enhance our existing services and to successfully integrate new services with those already being offered. It is imperative that we respond to emerging industry standards and other technological changes. If we fail to make the necessary enhancements to our business, systems and products to keep pace with evolving industry standards, our competitive position and results of operations may suffer.
      Our clinical research services create a risk of liability and, if we are required to pay damages or to bear the costs of defending any claim not covered by contractual indemnity or insurance, this could cause material harm to our business.
      Clinical research services involve the testing of new drugs, biologics, and devices on human volunteers. This testing creates risks of liability for personal injury, sickness or death of patients resulting from their participation in the study. These risks include, among other things, unforeseen adverse side effects, improper application or administration of a new drug, biologic, or device, and the professional malpractice of medical care providers. Many volunteer patients already are seriously ill and are at heightened risk of future illness or death. In connection with our provision of contract research services, we contract with physicians to serve as investigators in conducting clinical trials on human volunteers. Although we do not believe we are legally accountable for the medical care rendered by third party investigators, it is possible that we could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom we contract in the event of personal injury to or death of persons participating in clinical trials. We also could be held liable for errors or omissions in connection with the services we perform or for the general risks associated with our Phase I facility including, but not limited to, adverse reactions to the administration of drugs. Our business could be materially harmed if we were required to pay damages or bear the costs of defending any claim outside the scope of, or in excess of, the contractual indemnification provided by our customer that is beyond the level of any insurance coverage that may be in effect, or if an indemnifying party does not fulfill its indemnification obligations.
      Health care industry reform could reduce or eliminate our business opportunities.
      The health care industry is subject to changing political, economic, and regulatory influences that may affect the pharmaceutical and biotechnology industries. In recent years, several comprehensive health care reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. In addition, foreign governments may also undertake health care reforms in their respective countries. These reforms, if adopted, would make the development of new drugs less profitable for our customers, and could reduce their research and development budgets. Business opportunities available to us could decrease materially if the implementation of government health care reform adversely affects research and development expenditures by pharmaceutical and biotechnology companies.
Risks Related to this Offering
      The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.
      The trading price of our common stock is likely to be volatile, and such volatility could prevent you from being able to sell your shares at or above the price you paid for your shares. The stock market, and the stock of companies in our industry in particular, has experienced volatility, and this volatility has often been unrelated to the operating performance of particular companies. Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our business or to investor perception of our business (including changes in financial estimates and recommendations by financial analysts who follow us), but also factors relating to (or relating to investor perception of) the drug development services industry, the pharmaceutical and biotechnology industries, or the economy in general. Thus, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and the fluctuations could result in a material reduction in our stock price.
      The sale of a substantial number of our shares of common stock in the public market could reduce the market price of our shares, which in turn could negatively impact your investment in us.
      Future sales of a substantial number of shares of our common stock in the public market (or the perception that such sales may occur) could reduce our stock price and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 22,382,491 shares of common stock issued and outstanding. All of the shares the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, or the Securities Act, unless purchased by our affiliates. As of the date of this prospectus, 8,233,887 shares of our common stock are available for sale in the public market and an additional 8,148,604 shares will be available for sale in the public market at various times after 90 days from the date of this prospectus. The rules affecting the sale of these securities are summarized under “Shares Eligible for Future Sale.” In addition, following this offering, without giving effect to the over-allotment option, stockholders that collectively own 8,533,046 shares of our common stock have registration rights with respect to their shares.
      Subject to certain exceptions and extensions described under the caption “Underwriting,” we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 90 days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market, subject to restrictions on shares held by affiliates. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.
      Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.
      We may also issue shares of our common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may grant registration rights covering those shares in connection with any such acquisitions and investments.
      In the future, we may sell additional shares of our common stock to raise capital. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price of our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock.
      We have implemented certain provisions that could make any change in our board of directors or in control of our company more difficult.
      Our certificate of incorporation, our bylaws and Delaware law contain provisions, such as provisions authorizing, without a vote of stockholders, the issuance of one or more series of preferred stock, that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors even if such a transaction would be beneficial to our stockholders. We also have a staggered board of directors that could make it more difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.
      Our largest stockholders will continue to have significant influence over us after this offering, and they may make decisions with which you disagree.
      Following completion of this offering, Genstar Capital Partners III, L.P., its affiliates and Caisse de depot et placement du Quebec will beneficially own approximately 26.3% of the outstanding shares of common stock (or approximately 22.7% of the shares of common stock on a diluted basis). If these stockholders choose to act in concert on any action requiring stockholder approval, they could have a significant influence on the outcome of such action. The interests of these current stockholders may conflict with your interests, and we cannot assure you that they will resolve any such conflict in a manner with which you agree. In addition, this concentration of ownership could have the effect of discouraging potential takeover attempts and may make attempts by stockholders to change our management more difficult.
      Because we typically have not paid dividends and do not anticipate paying dividends on our common stock for the indefinite future, you should not expect to receive dividends on shares of our common stock.
      We have no present plans to pay cash dividends to our stockholders and, for the indefinite future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by us is within the discretion of our board of directors and will be dependent on our earnings, financial condition, and capital requirements, as well as any other factors deemed relevant by our board of directors. Although we paid a special dividend to our stockholders in January, 2004, the dividend was an unusual event that we do not expect to recur. Accordingly, you should not expect to receive dividends on shares of our common stock.
      Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.
      Accounting methods and policies, including policies governing revenue recognition, expenses, and accounting for stock options are subject to further review, interpretation, and guidance from relevant accounting authorities, including the Securities and Exchange Commission, or SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate, or otherwise change or revise our financial statements, including those contained in this prospectus. We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses would increase. We rely heavily on stock options to motivate existing employees and to attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we did not reduce our reliance on stock options, our reported earnings would decrease.
      In December 2004 the FASB issued revised SFAS No. 123(R), “Share-Based Payment.” SFAS 123(R) requires that a public entity measure and recognize in the statement of operations the cost of equity-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Adoption of SFAS 123(R) is required for fiscal years beginning after June 15, 2005. We are evaluating the impact of SFAS 123(R), including the transition alternatives available to us, and believe it will reduce operating earnings after adoption, but that it will not impact our financial position or cash flows.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
      Our disclosure and analysis in this prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of contracts, revenues, operating margins, earnings, cash flow, research and development costs, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	the timing of the initiation, progress or cancellation of significant projects;

•	the mix and timing of services sold in a particular period;

•	our need to balance the recruitment and retention of experienced personnel and associated costs with the maintenance of high labor utilization;

•	rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new services;

•	our dependence on a small number of industries and clients;

•	impairment of intangible assets;

•	the timing of the opening of new offices;

•	the timing of other internal expansion costs;

•	the timing and amount of costs associated with integrating acquisitions;

•	exchange rate fluctuations between periods;

•	changes in our management;

•	changes in estimates of taxable income or utilization of deferred tax assets in foreign jurisdictions which could significantly affect our effective tax rate; and

•	general economic and business conditions.

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering. However, we are obligated to pay certain expenses incurred in connection with this offering. The selling stockholders will receive all of the net proceeds from this offering.
PRICE RANGE OF COMMON STOCK
      Our common stock is currently traded on The Nasdaq National Market under the symbol “PRAI.” Prior to November 18, 2004, no established public trading market for the common stock existed.
      As of May 15, 2005, there were approximately 100 holders of record of shares of our common stock.
      The table below shows, for the quarters indicated, the reported high and low trading prices of our common stock on The Nasdaq National Market:

	High	Low

Calendar Year 2004
Fourth Quarter (commencing November 18, 2004)	$24.97	$19.00
Calendar Year 2005
First Quarter	$28.30	$22.26
Second Quarter (through May 26, 2005)	$27.25	$23.25
      As of May 26, 2005, the closing price of our common stock was $26.17.
DIVIDEND POLICY
      We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions, and covenants under any applicable contractual arrangements. In addition, our revolving credit facility restricts our ability to pay dividends under certain circumstances.
      In January 2004, our board of directors declared a $0.94 per share dividend payable to all stockholders and a $0.94 per option bonus to all current employee option holders, or a total of approximately $19.6 million. The dividend and option bonuses were paid during 2004.

CAPITALIZATION
      The following table sets forth our unaudited cash and cash equivalents and capitalization as of March 31, 2005:
      You should read this table in conjunction with the consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of
March 31,
2005

(dollars in
thousands)
Cash and cash equivalents	$68,996

Current portion of capital leases	$140
Long-term debt:
Revolving credit facility(1)	—
Capital leases	36

Total long-term debt and capital leases, net of current portion	36

Stockholders’ equity:
Common stock, $0.01 par value, 36,000,000 shares authorized, 22,378,199 shares issued and outstanding(2)	224
Treasury stock	(93)
Additional paid-in capital—common stock	124,832
Accumulated other comprehensive income	3,121
Retained earnings	29,612

Total stockholders’ equity	157,696

Total capitalization	$157,872

(1)	In December 2004, we entered into a revolving credit facility with aggregate availability (including letters of credit) of $75.0 million. To date, we have not drawn any amount of indebtedness under our revolving credit facility.

(2)	Between April 1, 2005 and May 15, 2005, options for 4,292 shares were exercised. Total outstanding shares at May 15, 2005 were 22,382,491.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth our selected consolidated financial data. We derived the selected consolidated financial data for the years ended December 31, 2002, 2003, and 2004 and balance sheet data at December 31, 2003 and 2004 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected consolidated financial data as of December 31, 2000, 2001, and 2002 and for the two years ended December 31, 2001 from our audited consolidated financial statements and related notes, which are not included in this prospectus. We have derived our selected consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal, recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for any interim period are not necessarily indicative of the results that may be obtained for a full fiscal year. The selected consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.
      PRA International acquired its operating subsidiaries on June 28, 2001 in a business combination accounted for using the purchase method of accounting. Accordingly, the financial data set forth below includes a predecessor basis and a successor basis. As a result of the acquisition, the acquired assets and liabilities were adjusted to their estimated fair values. In addition, our statements of operations for the successor include interest expense resulting from indebtedness incurred to finance the acquisition, amortization of intangible assets related to the acquisition, and management fees that did not exist prior to the acquisition. Therefore, our successor basis financial data generally are not comparable to our predecessor basis financial data.
      On January 23, 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus transaction. We repurchased $0.1 million of shares and $3.7 million of our outstanding vested stock options, paid a $16.9 million special dividend to our stockholders, and paid a $2.7 million special bonus to employee option holders. The remainder of the $25.0 million was used to pay fees associated with this transaction. The funds for the transaction were provided by the December 23, 2003 refinancing of our credit facilities. During 2004, we expensed the $3.7 million attributed to the repurchase of vested stock options and $2.7 million attributed to the special bonus to employee holders of vested stock options.

	Predecessor		Successor

		Period from	Period from
		January 1,	June 28,				Three Months Ended
	Year Ended	2001 to	2001 to	Year Ended December 31,			March 31,
	December 31,	June 27,	December 31,
	2000	2001	2001	2002	2003	2004	2004	2005

							(unaudited)	(unaudited)
	(dollars in thousands,
	except per share data)			(dollars in thousands, except per share data)
Revenue:
Service revenue	$99,136	$55,477	$59,600	$176,365	$247,888	$277,479	$66,830	$73,592
Reimbursement revenue	14,672	7,491	8,316	24,648	42,109	30,165	6,965	7,859

Total revenue	113,808	62,968	67,916	201,013	289,997	307,644	73,795	81,451
Operating expenses:
Direct costs	53,711	29,078	31,008	94,761	126,501	134,067	32,771	35,277
Reimbursable out-of-pocket costs	14,672	7,491	8,316	24,648	42,109	30,165	6,965	7,859
Selling, general, and administrative	33,707	19,548	19,903	57,897	80,585	90,139	21,993	24,380
Depreciation and amortization	4,359	2,244	5,016	6,956	8,967	9,691	2,337	2,776
Merger costs(1)	—	1,000	—	—	—	—	—	—
Management fee	—	—	396	800	800	704	200	—
Option repurchase	—	—	—	—	—	3,713	3,713	—
Vested option bonus	—	—	—	—	—	2,738	1,551	—

Income from operations	7,359	3,607	3,277	15,951	31,035	36,427	4,265	11,159
Interest income (expense), net	(909)	(158)	(2,279)	(4,100)	(6,856)	(3,643)	(775)	89
Other income (expenses), net	353	53	13	(721)	(4,023)	(38)	452	(26)

Income before income taxes	6,803	3,502	1,011	11,130	20,156	32,746	3,942	11,222
Provision for income taxes	3,298	1,751	1,139	5,493	6,909	11,997	1,585	4,264

Net income (loss)	$3,505	$1,751	$(128)	$5,637	$13,247	$20,749	$2,357	$6,958

Net income (loss) per share:
Basic	$0.50	$0.25	$(0.01)	$0.37	$0.83	$1.13	$0.13	$0.31
Diluted	0.37	$0.21	$(0.01)	$0.32	$0.71	$1.02	$0.12	$0.28
Shares used to compute net income per share(2)(3):
Basic	3,300,859	3,301,574	13,965,364	15,204,232	15,965,408	18,442,313	17,652,866	22,365,579
Diluted	4,445,284	3,968,335	13,965,364	17,557,632	18,666,012	20,329,852	19,856,877	24,625,539
Other Financial Data:
Net cash provided by (used in) operating activities	$10,264	$5,394	$21,332	$28,442	$2,058	$71,636	$1,988	$(19,492)
Net cash provided by (used in) investing activities	(3,895)	(3,238)	(2,721)	(24,625)	(9,599)	(32,350)	(1,532)	22,485
Net cash provided by (used in) financing activities	(2,987)	128	(995)	(14,581)	26,028	(6,430)	(18,087)	48
Non-GAAP Data:
Adjusted EBITDA(4)	$12,071	$5,904	$8,306	$22,186	$35,979	$52,531	$12,318	$13,909
Adjusted EBITDA as a % of service revenue	12.2%	10.6%	13.9%	12.6%	14.5%	18.9%	18.4%	18.9%
EBITDA(4)	$12,071	$5,904	$8,306	$22,186	$35,979	$46,080	$7,054	$13,909
EBITDA as a % of service revenue	12.2%	10.6%	13.9%	12.6%	14.5%	16.6%	10.6%	18.9%

	Predecessor	Successor

	As of					As of
	December 31,	As of December 31,				March 31,

	2000	2001	2002	2003	2004	2005

	(dollars in					(unaudited)
	thousands)
		(dollars in thousands)
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$3,885	$23,712	$13,798	$32,328	$65,888	$68,996
Marketable securities	—	—	—	—	24,500	—
Working capital	(4,204)	(5,279)	(43,429)	(8,449)	11,478	19,542
Total assets	77,111	180,261	254,547	298,558	337,344	314,151
Long-term debt and capital leases, less current maturities	4,533	44,437	32,509	57,810	75	36
Stockholders’ equity	16,409	43,253	59,088	74,565	150,379	157,696

(1)	Consists of payments to management in connection with our June 2001 recapitalization.

(2)	Net income (loss) per share and shares used to compute net income (loss) per share for 2000 and 2001 are presented on an unaudited basis. Net income (loss) per share includes $1.8 million for 2000 and $0.9 million for the period from January 1, 2001 to June 27, 2001 for dividends and accretion on preferred stock, which reduces net income available to common stockholders.

(3)	Net income (loss) per share and shares used to compare net income (loss) per share for all periods following the predecessor period reflect a four-for-one stock split of our common stock effected prior to completion of our initial public offering.

(4)	Adjusted EBITDA and EBITDA are not substitutes for operating income, net income, or cash flow from operating activities as determined in accordance with GAAP as measures of performance or liquidity. See “Non-GAAP Financial Measures.” For each of the periods indicated, the following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) and to net cash provided by (used in) operating activities.

	Predecessor		Successor

		Period from
		January 1,	Period from				Three Months Ended
	Year Ended	2001 to	June 28, 2001 to	Year Ended December 31,			March 31,
	December 31,	June 27,	December 31,
	2000	2001	2001	2002	2003	2004	2004	2005

							(unaudited)	(unaudited)
	(dollars in thousands)		(dollars in thousands)
Adjusted EBITDA	$12,071	$5,904	$8,306	$22,186	$35,979	$52,531	$12,318	$13,909
Option repurchase	—	—	—	—	—	(3,713)	(3,713)	—
Vested option bonus	—	—	—	—	—	(2,738)	(1,551)	—

EBITDA	12,071	5,904	8,306	22,186	35,979	46,080	7,054	13,909
Depreciation and amortization	(4,359)	(2,244)	(5,016)	(6,956)	(8,967)	(9,691)	(2,337)	(2,776)
Interest income (expense), net	(909)	(158)	(2,279)	(4,100)	(6,856)	(3,643)	(775)	89
Provision for income taxes	(3,298)	(1,751)	(1,139)	(5,493)	(6,909)	(11,997)	(1,585)	(4,264)

Net income (loss)	3,505	1,751	(128)	5,637	13,247	20,749	2,357	6,958
Depreciation and amortization	4,359	2,244	5,016	6,956	8,967	9,691	2,337	2,776
Provision for doubtful receivables	—	250	76	1,888	4,851	1,914	509	87
Amortization of debt discount	54	—	126	379	1,642	—	58	—
Stock-based compensation	33	—	—	—	—	—	—	—
Provision for deferred income taxes	(1,551)	612	(2,672)	(1,228)	(3,997)	2,606	3	(580)
Debt issuance costs write-off	—	—	—	—	750	1,241	—	—
Changes in assets and liabilities:
Accounts receivable and unbilled services	(12,944)	5,794	(8,711)	(29,251)	(18,538)	15,373	240	2,057
Prepaid expenses and other assets	(1,579)	(5,187)	2,934	1,444	408	1,226	(2,570)	(2,400)
Accounts payable and accrued expenses	(1,438)	4,330	452	3,481	(4,873)	7,793	(4,810)	(7,846)
Income taxes	788	(1,605)	434	989	(481)	12,150	1,393	(2,525)
Advance billings	19,037	(2,795)	23,805	38,147	82	(1,107)	2,471	(18,019)

Net cash provided by (used in) operating activities	$10,264	$5,394	$21,332	$28,442	$2,058	$71,636	$1,988	$(19,492)

NON-GAAP FINANCIAL MEASURES
      EBITDA and Adjusted EBITDA are measures of our performance that are not required by, or presented in accordance with, GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, operating income, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.
      EBITDA represents net income before interest, taxes, depreciation, and amortization. We use EBITDA to facilitate operating performance comparisons from period to period. In addition, we believe EBITDA facilitates company to company comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We also use EBITDA, and we believe that others in our industry use EBITDA, to evaluate and price potential acquisition candidates. We further believe that EBITDA is frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present EBITDA when reporting their results.
      In addition to EBITDA, we use a measure that we call Adjusted EBITDA, which we define as EBITDA adjusted to exclude the effects of a one-time $25.0 million tender offer specifically relating to the repurchase of our outstanding vested stock options and the payment of a special bonus to employee option holders. In addition to our GAAP results and our EBITDA, we use Adjusted EBITDA to manage our business. Adjusted EBITDA is not a uniformly defined measure and varies among companies that use such a measure.
      Our management uses Adjusted EBITDA as a measure to assess our performance. In addition, the covenants in the revolving credit facility under which we financed the option repurchase define EBITDA to exclude certain charges relating to the option repurchases, and we report Adjusted EBITDA in a manner consistent with the requirements of our revolving credit facility. We use Adjusted EBITDA as a performance measure because it excludes the effects of a special non-recurring transaction undertaken for the purpose of reducing our option overhang as part of a restructuring whose costs are not viewed by our management as indicative of the status of our ongoing operating performance. All charges relating to this restructuring transaction were incurred in 2004.
      Each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider either of these measures in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA and Adjusted EBITDA do not reflect:

•	our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	our significant interest expense, or the cash requirements necessary to service interest and principal payments on our debts;

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and

•	the fact that other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, which limits their usefulness as comparative measures.
Because of these limitations, neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and by using EBITDA and Adjusted EBITDA only supplementally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere in this prospectus. You should read “Risk Factors” and “Cautionary Notice Regarding Forward-Looking Statements.”
Overview
      We provide clinical drug development services on a contract basis to biotechnology and pharmaceutical companies worldwide. We conduct clinical trials globally and are one of a limited number of CROs with the capability to serve the growing need of pharmaceutical and biotechnology companies to conduct complex clinical trials in multiple geographies concurrently. We offer our clients high-quality services designed to provide data to clients as rapidly as possible and reduce product development time. We believe our services enable our clients to introduce their products into the marketplace faster and, as a result, maximize the period of market exclusivity and monetary return on their research and development investments. Additionally, our comprehensive services and broad experience provide our clients with a variable cost alternative to fixed cost internal development capabilities.
      Contracts determine our relationships with clients in the pharmaceutical and biotechnology industries and establish the way we are to earn revenue. Two types of relationships are most common: a fixed-price contract or a time and materials contract. The duration of our contracts ranges from a few months to several years. A fixed-price contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract’s duration, in most cases when certain performance targets or milestones are reached. Service revenue from fixed-price contracts is generally recognized on a proportional performance basis, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. We also perform work under time and materials contracts, recognizing service revenue as hours are incurred, which is then multiplied by the contractual billing rate. Our costs consist of expenses necessary to carry out the clinical development project undertaken by us on behalf of the client. These costs primarily include the expense of obtaining appropriately qualified labor to administer the project, which we refer to as direct cost headcount. Other costs we incur are attributable to the expense of operating our business generally, such as leases and maintenance of information technology and equipment.
      We review various financial and operational metrics, including service revenue, margins, earnings, new business awards, and backlog to evaluate our financial performance. Our service revenue was $176.4 million in 2002, $247.9 million in 2003 and $277.5 million in 2004. Once contracted work begins, service revenue is recognized over the life of the contract as services are performed. We commence service revenue recognition when a contract is signed or when we receive a signed letter of intent.
      Our new business awards during the years ended December 31, 2002, 2003, and 2004 were $287.7 million, $317.4 million and $427.4 million, respectively. New business awards arise when a client selects us to execute its trial and so indicates by written or electronic correspondence. The number of new business awards can vary significantly from quarter to quarter, and awards can have terms ranging from several months to several years. The value of a new award is the anticipated service revenue over the life of the contract, which does not include reimbursement activity or investigator fees.
      Our backlog consists of anticipated service revenue from new business awards that either have not started but are anticipated to begin in the near future or are contracts in process that have not been completed. Backlog varies from period to period depending upon new business awards and contract increases, cancellations, and the amount of service revenue recognized under existing contracts. Our backlog at December 31, 2002, 2003, and 2004 was $327.0 million, $360.6 million and $448.8 million, respectively.
      From 2002 to 2004, our service revenue grew 57.3%, and our backlog grew 37.2%. This growth resulted primarily from an increase in our global projects. Global projects are typically larger in scope and increased from 14 projects in 2001 to 47 in 2004.
      Income from operations was $16.0 million in 2002, $31.0 million in 2003 and $36.4 million in 2004. This growth reflects improved productivity and the impact of acquisitions. We attribute the improvement in productivity to rapid integration of our acquisitions and management initiatives focused on management support information and reduction of employee turnover. Service revenue growth from 2002 to 2004 of 57.3% outpaced direct costs headcount growth of 8.3% for the same period.
      During the three-year period ended December 31, 2004, we expanded our operations in part through four strategic acquisitions, which were funded from cash generated from operating activities and the issuance of equity securities.
      On April 19, 2002, we acquired all of the outstanding equity of Staticon International España, S.A., based in Madrid, Spain. Staticon augmented our capabilities in clinical trials management, data management, and medical writing services and added operations in Spain and Portugal. We paid approximately $3.3 million in cash and equity securities.
      On June 19, 2002, we acquired all of the outstanding equity of CroMedica International Inc., based in Victoria, Canada. CroMedica augmented our capabilities in CNS clinical development and added operations in North America, South America, Africa, and Australia. We paid approximately $25.3 million in cash and equity securities.
      On October 8, 2003, we acquired all of the assets of Valid-Trio GmbH. These assets mainly comprised Valid-Trio’s business operated through its branch in Moscow, Russia. Valid-Trio expanded our capabilities to conduct clinical trials in Russia, Ukraine, Romania, and bordering countries. We paid $0.2 million in cash.
      On December 1, 2003, we acquired all of the outstanding equity of ClinCare Consulting BVBA, based in Brussels, Belgium. ClinCare strengthened our capabilities in cardiovascular, CNS, oncology, and rheumatology clinical development and expanded our operations in Belgium. We paid approximately $2.8 million in cash and equity securities, net of cash acquired.
      Based on detailed pre-closing integration plans, each of these acquisitions was fully integrated and right-sized within 100 days of the closing. These plans facilitated the immediate and seamless integration of each acquisition into our operating systems and procedures from the effective date of the acquisition.
      During the years ended December 31, 2002, 2003, and 2004, we paid a management fee to Genstar Capital, L.P., an affiliate of our principal stockholder, totaling $0.8 million, $0.8 million, and $0.7 million, respectively. Subsequent to our initial public offering in November, 2004, we ceased paying this management fee. However, as a public company, we are subject to financial reporting compliance costs that we have not previously had to pay, which we estimate will more than offset the savings from the discontinuation of the management fee.
      On April 1, 2005, we acquired all of the outstanding equity of GMG BioBusiness Ltd., based outside London, England. GMG enhances our existing multinational service offerings in our Global Regulatory Affairs group and our strategy, while bringing additional global experience. We paid $2.3 million in cash and assumed liabilities with an additional cash payment of $0.7 million over three years if certain performance measures are met.
      On May 16, 2005 we entered into a definitive agreement to acquire all of the equity of Regulatory/ Clinical Consultants, Inc. based in Lee’s Summit, Missouri. It is anticipated that this transaction will close by the end of May 2005 after approval of the shareholders and ESOP trustee. This acquisition solidifies our strategy to strengthen the regulatory service offerings of our Global Regulatory Affairs group. We have agreed to pay $5.0 million in cash and assumed liabilities with an additional cash payment of $1.0 million over three years if certain performance measures are met.
Service Revenue
      We recognize service revenue from fixed-price contracts on a proportional performance basis as services are provided. To measure performance on a given date, we compare each contract’s direct cost incurred to such contract’s total estimated direct cost through completion. We believe this is the best indicator of the performance of the contractual obligations because the costs relate to the amount of labor incurred to perform the service revenues. For time and materials contracts, revenue is recognized as hours are incurred, multiplied by contractual billing rates. Our contracts often undergo modifications, which can change the amount of and the period of time in which to perform services. Our contracts provide for such modifications.
      Most of our contracts can be terminated by our clients after a specified period, typically 30 to 60 days, following notice by the client. In the case of early termination, these contracts typically require payment to us of expenses to wind down a study, payment to us of fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Based on ethical, regulatory, and health considerations, this wind-down activity may continue for several quarters or years.
Reimbursement Revenue and Reimbursable Out-of-Pocket Costs
      We incur out-of-pocket costs, which are reimbursable by our customers. We include these out-of-pocket costs as reimbursement revenue and reimbursable out-of-pocket expenses in our consolidated statement of operations. In addition, we routinely enter into separate agreements on behalf of our clients with independent physician investigators, to whom we pay fees, in connection with clinical trials. These investigator fees are not reflected in our service revenue, reimbursement revenue, reimbursable out-of-pocket costs, and/or direct costs, since such fees are reimbursed by our clients, on a “pass-through” basis, without risk or reward to us, and we are not otherwise obligated to either perform the service or to pay the investigator in the event of default by the client. Reimbursement costs and investigator fees are not included in our backlog.
Direct Costs
      Direct costs consist of amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges and other costs primarily related to the execution of our contracts. Direct costs as a percentage of service revenue fluctuate from one period to another as a result of changes in labor utilization in the multitude of studies conducted during any period of time.
Selling, General, and Administrative Expenses
      Selling, general, and administrative expenses consist of administration payroll and benefits, marketing expenditures, and overhead costs such as information technology and facilities costs. These expenses also include central overhead costs that are not directly attributable to our operating business and include certain costs related to insurance, professional fees, and property.
Depreciation and Amortization
      Depreciation represents the depreciation charged on our fixed assets. The charge is recorded on a straight-line method, based on estimated useful lives of three to seven years for computer hardware and software and seven years for furniture and equipment. Leasehold improvements are depreciated over the shorter of ten years or the lease term. Amortization expenses consist of amortization costs recorded on identified finite-lived intangible assets on a straight-line method over their estimated useful lives. Goodwill and indefinite-lived intangible assets were being amortized prior to January 1, 2002. Pursuant to

SFAS No. 142 “Goodwill and Other Intangible Assets,” we do not amortize goodwill and indefinite-lived intangible assets.
Income Taxes
      Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings among several statutory foreign jurisdictions with varying tax rates. Our effective tax rate can also vary based on changes in the tax rates of different jurisdictions. Our effective tax rate is also impacted by either the generation or utilization of net operating loss carryforwards.
      Our foreign subsidiaries are taxed separately in their respective jurisdictions. As of December 31, 2004, we had cumulative foreign net operating loss carryforwards of approximately $20.2 million. The carryforward periods for these losses vary from four years to an indefinite number of years depending on the jurisdiction. Our ability to offset future taxable income with the foreign net operating loss carryforwards may be limited in certain instances, including changes in ownership. No benefit for these foreign net operating losses has been recognized for financial statement purposes.
Exchange Rate Fluctuations
      The majority of our foreign operations transact in the euro, pound sterling, or Canadian dollar. As a result, our revenue is subject to exchange rate fluctuations with respect to these currencies. We have translated these currencies into U.S. dollars using the following average exchange rates:

				Three Months
	Year Ended December 31,			Ended
				March 31,
	2002	2003	2004	2005

U.S. Dollars per:
Euro	0.9463	1.1378	1.2466	1.3085
Pound Sterling	1.5056	1.6431	1.8362	1.8975
Canadian Dollar	0.6393	0.7181	0.7716	0.8148

Results of Operations
      Many of our current contracts include clinical trials covering multiple geographic locations. We utilize the same management systems and reporting tools to monitor and manage these activities on the same basis worldwide. For this reason, we consider our operations to be a single business unit, and we present our results of operations as a single reportable segment.
      The following table summarizes certain statement of operations data as a percentage of service revenue for the periods shown. We monitor and measure costs as a percentage of service revenue rather than total revenue as this is a more meaningful comparison and better reflects the operations of our business.

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

Service revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Direct costs	53.7	51.1	48.3	49.0	47.9
Selling, general, and administrative	32.8	32.5	32.5	32.9	33.1
Depreciation and amortization	4.0	3.6	3.5	3.5	3.8
Management fee	0.5	0.3	0.3	0.3	—
Option repurchase	—	—	1.3	5.6	—
Vested option bonus	—	—	0.9	2.3	—

Income from operations	9.0	12.5	13.1	6.4	15.2
Interest expense	(2.4)	(2.9)	(1.4)	(1.2)	(0.2)
Interest income	0.1	0.1	0.1	0.1	0.3
Other income (expenses), net	(0.4)	(1.6)	(0.0)	0.7	(0.0)

Income before income taxes	6.3	8.1	11.8	5.9	15.2
Provision for income taxes	3.1	2.8	4.3	2.4	5.8

Net income	3.2%	5.3%	7.5%	3.5%	9.5%

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
      Service revenue increased by $6.8 million, or 10.1%, from $66.8 million for the first quarter of 2004 to $73.6 million for the first quarter of 2005 due to the expansion of our services to both existing and new clients and a favorable impact from foreign currency fluctuations of approximately $1.6 million. On a geographic basis, service revenue for the first quarter of 2005 was distributed as follows: North America $50.3 million (68.3%), Europe $21.4 million (29.1%), and rest of world $1.9 million (2.6%). For the first quarter of 2004, service revenue was distributed as follows: North America $46.3 million (69.2%), Europe $19.1 million (28.6%), and rest of world $1.5 million (2.2%).
      Direct costs increased by $2.5 million, or 7.6%, from $32.8 million for the first quarter of 2004 to $35.3 million for the first quarter of 2005 due to increased personnel needed to support increased project related activity, from an average of 1,797 for the first quarter of 2004 to an average of 1,925 for the first quarter of 2005 and were affected by an unfavorable impact from foreign currency fluctuation of approximately $0.7 million. Direct costs as a percentage of service revenue decreased from 49.0% for the first quarter of 2004 to 47.9% for the first quarter of 2005, due in part to increased work effort and efficiencies by our staff in closing three large Phase III databases. In addition, we experienced an approximate $1.1 million reduction of international partners costs, as we are performing a greater portion of the work with our staff. International partner arrangements are relationships with certain regional or local CROs to perform work on our behalf in geographic areas where we have not established or have more limited operations.

      Selling, general, and administrative expenses increased by $2.4 million, or 10.9%, from $22.0 million for the first quarter of 2004 to $24.4 million for the first quarter of 2005 and were affected by an unfavorable impact from foreign currency fluctuations of approximately $0.3 million. Selling, general, and administrative expenses as a percentage of service revenue were 32.9% for the first quarter of 2004 and 33.1% for the first quarter of 2005, resulting in part from the impact of the level and timing of activity related to the implementation of our Sarbanes-Oxley compliance program.
      Depreciation and amortization expense increased by approximately $0.4 million, or 18.8%, from $2.3 million for the first quarter of 2004 to $2.8 million for the first quarter of 2005. This increase is due to continued investment in facilities and information technology to support our growth. Depreciation and amortization expense as a percentage of service revenue was 3.8% for the first quarter of 2004 and 3.5% for the first quarter of 2005.
      Income from operations increased by $6.9 million, or 161.6%, from $4.3 million for the first quarter of 2004 to $11.2 million for the first quarter of 2005. Income from operations as a percentage of service revenue increased from 6.4% for the first quarter of 2004 to 15.2% for the first quarter of 2005. In January 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus program. In connection with this program, we repurchased $3.7 million of options and paid $2.7 million to employee holders of vested options. Approximately $5.3 million was expensed related to these items in the first quarter of 2004. The increase in income from operations resulted from improved operating leverage across the company and the 2004 expenses incurred related to the option repurchase and bonus program.
      Interest income, net increased by $0.9 million from expense of $0.8 million for the first quarter of 2004 to income of $0.1 million for the first quarter of 2005. This increase is due to the inflow of cash proceeds from our initial public offering and extinguishment of debt during the fourth quarter of 2004.
      Other expenses, net decreased by $0.5 million from an income of $0.5 million for the first quarter of 2004 to $0.0 million for the first quarter of 2005. The decrease is attributable to a weakening of the U.S. dollar against other currencies during 2005 as compared to 2004 and represents the transaction and revaluation impact of foreign exchange.
      Our effective tax rate for the first quarter of 2005 was 38.0% as compared to 40.2% for the same period in 2004. The decrease in our effective rate was primarily due to the geographic distribution of pre-tax earnings.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Service revenue increased by $29.6 million, or 11.9%, from $247.9 million in 2003 to $277.5 million in 2004 due to the expansion of our services to both existing and new clients and a favorable impact from foreign currency fluctuations of approximately $8.7 million. On a geographic basis, service revenue for 2004 was distributed as follows: North America $200.4 million (72.2%), Europe $70.7 million (25.5%), and rest of world $6.4 million (2.3%). For 2003, service revenue was distributed as follows: North America $192.0 million (77.5%), Europe $52.1 million (21.0%), and rest of world $3.8 million (1.5%). Our European service revenue for 2004 increased due to our execution of more global trials, the opening of new locations, and recent acquisitions.
      Direct costs increased by $7.6 million, or 6.0%, from $126.5 million in 2003 to $134.1 million in 2004 due to increased personnel needed to support increased project related activity, from an average of 1,796 in 2003 to an average of 1,892 in 2004. Direct costs as a percentage of service revenue decreased from 51.0% in 2003 to 48.3% in 2004, due to the achievement of improved operating efficiencies, as evidenced by a 9.2% increase in direct labor costs compared to an 11.9% increase in service revenue. This was achieved as previously trained employees attained higher efficiency and productivity levels and as the percentage of our new employees to total employees declined.
      Selling, general, and administrative expenses increased by $9.5 million, or 11.8%, from $80.6 million in 2003 to $90.1 million in 2004. Selling, general, and administrative expenses as a percentage of service revenue was 32.5% in 2003 and 2004. In July 2004, we signed a lease for our new corporate office and moved from McLean, Virginia, to our new location in Reston, Virginia, in November 2004. Included in SG&A is $1.3 million of estimated lease termination charges related to this relocation. During the second quarter of 2003, we closed our Cambridge, England office to eliminate excess internal capacity. We recorded an expense of $2.6 million related to this action, which is recorded in selling, general and administrative expenses and consists primarily of lease termination costs.
      Depreciation and amortization expense increased by approximately $0.7 million, or 7.8%, from $9.0 million in 2003 to $9.7 million in 2004. Depreciation and amortization expense as a percentage of service revenue was 3.6% in 2003 and 3.5% in 2004.
      Income from operations increased by $5.4 million, or 17.4%, from $31.0 million in 2003 to $36.4 million in 2004. Income from operations as a percentage of service revenue increased from 12.5% in 2003 to 13.1% in 2004. In January 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus program. In connection with this program, we repurchased $3.7 million of options and paid $2.7 million to employee holders of vested options. Both of these items were expensed in 2004. The increase in income from operations resulted from improved operating leverage from increased utilization across the company, partially offset by the $6.5 million aggregate charge incurred in connection with the option repurchase and bonus program.
      Interest expense, net decreased by $3.3 million, or 47.8%, from $6.9 million in 2003 to $3.6 million in 2004. The decrease was primarily due to both the lower effective borrowing rate achieved through the repayment of our subordinated debt with the proceeds from the amended credit facilities in December 2003 and the lower average outstanding debt balance during 2004 than in the prior year. All outstanding long-term debt was prepaid in November, 2004, resulting in an expense of $1.2 million representing the remaining capitalized deferred financing costs.
      Other income (expenses), net decreased by $4.0 million from an expense of $4.0 million in 2003 to $0.0 million in 2004. The decrease is attributable to a weakening of the U.S. dollar against other currencies during 2004 as compared to 2003 and represents the transaction and revaluation impact of foreign exchange.
      Our effective tax rate for 2004 was 36.6% as compared to 34.3% for the prior year. The increase in our effective rate was primarily due to the geographic distribution of pre-tax earnings and the utilization in the prior period of net operating loss carryforwards in the United Kingdom, Canada, and Switzerland.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Service revenue increased by $71.5 million, or 40.6%, from $176.4 million in 2002 to $247.9 million in 2003. The growth in service revenue was due to an increase in the level of business generated from both existing and new customers. This increase in revenue was also due to the realization of the full year of operations resulting from the CroMedica and Staticon acquisitions in the second quarter of 2002. Additionally, there was a favorable impact from foreign currency fluctuations of approximately $9.4 million. On a geographic basis, service revenue for 2003 was distributed as follows: North America $192.0 million (77.5%), Europe $52.1 million (21.0%), and rest of world $3.8 million (1.5%). For 2002, service revenue was distributed as follows: North America $145.4 million (82.5%), Europe $29.3 million (16.6%), and rest of world $1.7 million (0.9%).
      Direct costs increased by $31.7 million, or 33.5%, from $94.8 million in 2002 to $126.5 million in 2003. This was primarily due to increased personnel needed to support increased project activity and increased costs from recent acquisitions. Direct cost headcount increased from an average of 1,421 in 2002 to an average of 1,796 in 2003. Direct costs as a percentage of service revenue decreased from 53.7% in 2002 to 51.0% in 2003. This decrease was attributable primarily to improved operating efficiency as demonstrated by direct labor costs increasing 28.5% while service revenue increased 40.6%. This resulted from previously trained employees achieving higher efficiency and productivity levels and a decline in new employees as a percentage of our total workforce in this period.

      Selling, general, and administrative expenses increased by $22.7 million, or 39.2%, from $57.9 million in 2002 to $80.6 million in 2003. The increase in expenses was primarily due to additional personnel costs, costs associated with the acquisitions, and to a $3.0 million increase in bad debt expense. The increase in bad debt was primarily due to two customers who ceased operations in fiscal 2003 as well as uncertainty in the status of a contract with another customer. We establish reserves for identified accounts receivable when facts and circumstances cause us to question the collection of the receivable. Also included in this increase is a $2.6 million charge related to the closure of our Cambridge, England location. Personnel expenses excluded from our direct cost headcount are included in selling, general, and administrative cost, and are referred to as selling, general, and administrative headcount. This headcount increased from an average of 246 in 2002 to an average of 343 in 2003. Selling, general, and administrative expenses as a percentage of service revenue decreased from 32.8% in 2002 to 32.5% in 2003.
      Depreciation and amortization expense increased by $2.0 million, or 28.9%, from $7.0 million in 2002 to $9.0 million in 2003. This increase is due to continued investment in facilities and information technology to support our growth and due to the full-year impact of acquisitions that closed in 2002.
      Income from operations increased by $15.0 million, or 94.6%, from $16.0 million in 2002 to $31.0 million in 2003. This was due to increased levels of business activity, together with the acquisitions of Staticon and CroMedica. As a percentage of service revenue, income from operations increased from 9.0% for 2002 to 12.5% for 2003. This was primarily due to improved staff and facility utilization and the reduction in operating expenses of our recently acquired companies.
      Interest expense, net increased by $2.8 million, or 67.2%, from $4.1 million for 2002 to $6.9 million for 2003. Approximately $1.3 million reflected a charge for the remaining unamortized debt discount, and approximately $0.8 million reflected a charge for the remaining unamortized debt issuance costs, which were triggered by the repayment of our subordinated debt.
      Other income (expenses), net increased $3.3 million, or 458.0%, from $0.7 million in 2002 to $4.0 million in 2003. The increase was primarily due to the transaction losses recorded during 2003 of $4.1 million as a result of a weakening of the U.S. dollar against other currencies during 2003.
      Our effective tax rate for 2003 was 34.3% as compared to 49.4% for the prior year. The decrease in the effective tax rate was primarily due to the utilization in 2003 of previously unrecognized net operating loss carryforwards in the United Kingdom and Canada. Also contributing to the lower effective tax rate for 2003 was the income tax rate differential on the earnings of the United Kingdom and Australia.
Variation in Quarterly Operating Results
      Although our business is not generally seasonal, we typically experience a slight decrease in revenue during the fourth quarter due to holiday vacations and a similar decrease in new business awards in the first quarter due to our customers’ budgetary cycles and vacations during the year-end holiday period.
Liquidity and Capital Resources
      As of March 31, 2005, we had approximately $69.0 million of cash and cash equivalents. Our expected primary cash needs on both a short and long-term basis are for capital expenditures, expansion of services, possible acquisitions, geographic expansion, working capital, and other general corporate purposes. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, borrowings, and issuances of equity securities.
      In the first quarter of 2005, net cash used in operating activities was $19.5 million as compared to net cash provided by operations of $2.0 million for the same period during the prior year. The primary driver of the decrease was the reduced level of invoices generated in the first quarter of 2005 due to the timing of contract executions, which is the point in time we invoice for advanced funds, and due to the timing achievements of significant billing milestones on certain contracts. The reduced invoice generation led to decreased advanced billings during the first quarter of 2005 of $18.0 million compared to an increase in advanced billings for the first quarter of 2004 of $2.5 million. Cash collections from accounts receivable were $95.2 million for the first quarter of 2004, as compared to $77.5 million for the first quarter of 2005. In addition, adjustments to reconcile net income of $7.0 million in the first quarter of 2005 to cash generated from operating activities include an addback of $2.7 million for depreciation and amortization and usage of $10.7 million for changes in assets and liabilities. Days sales outstanding, which includes accounts receivable, unbilled services and advanced billings, were negative 9 days and negative 11 days as of March 31, 2005 and 2004, respectively.
      In 2004, we generated operating cash flow of $71.6 million as compared to $2.1 million during the prior year. The primary driver of the difference was the increase in unbilled services during 2003 of $16.2 million compared to a decrease in unbilled services in 2004 of $18.5 million. Cash collections from accounts receivable were $402.2 million in 2004, as compared to $358.9 million in 2003. The improvement in cash collections is due to improved billing and collection procedures. In addition, adjustments to reconcile net income of $20.7 million to cash generated from operating activities include addbacks of $9.7 million for depreciation and amortization and changes of $16.9 million in assets and liabilities.
      On November 18, 2004, our common stock began trading on The Nasdaq National Market under the symbol “PRAI.” Our initial public offering, including the underwriters’ over-allotment option, consisted of 3.9 million shares of common stock sold by us and an additional 3.0 million shares sold by the selling shareholders at an initial offering price of $19.00 per share. We received from the offering net proceeds of approximately $67.0 million, after offering expenses, of which we used $28.7 million to extinguish all outstanding principal and accrued interest under our then existing credit facilities. The remaining net proceeds of approximately $38.3 million are being used for the execution of our strategy. We received no proceeds from the sale of common stock by the selling stockholders.
      In January 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus transaction. We repurchased $0.1 million of shares and $3.7 million of our outstanding vested stock options, paid a $16.9 million special dividend to our stockholders, and paid a $2.7 million special bonus to employee holders of vested stock options. The remainder of the $25.0 million was used to pay fees associated with the transaction. The funds for this transaction were provided by the December 23, 2003 refinancing of our credit facilities.
      In 2003, we generated operating cash flow of $2.1 million as compared to $28.4 million in 2002, despite an increase in net income of $7.6 million, or 135%. The change resulted from higher net income that was more than offset by changes in working capital. The decrease in cash flow from operations was primarily due to an $18.5 million increase in accounts receivable and unbilled services due to increased service revenue and project activities, partially offset by a $4.9 million decrease in accounts payable due to our improved focus on vendor relations and related payment terms.
      Net cash provided by investing activities was $22.5 million for the first quarter of 2005 as compared to net cash used of $1.5 million for the first quarter of 2004. In December 2004, we purchased approximately $24.5 million of short term marketable securities. Additional securities were purchased during the first quarter of 2005, although we sold all our marketable securities prior to March 31, 2005. The remaining net cash amounts used in investing activities were primarily related to capital expenditures in connection with ongoing information technology projects. We expect our capital expenditures to be approximately $12 million to $13 million for the full year 2005, with the majority of the spending related to information technology enhancement and expansion.
      Net cash used in investing activities was $32.4 million and $9.6 million for 2004 and 2003, respectively. In December 2004, we purchased approximately $24.5 million of short term marketable securities. The remaining net cash amounts used in investing activities were primarily related to capital expenditures in connection with ongoing information technology projects. In 2003, the net cash used for acquisitions of $2.0 million and capital expenditures of $8.1 million were partially offset by cash provided by asset disposals of $0.5 million.

      Net cash used in investing activities in 2002 was $24.6 million compared to $6.0 million in 2001. The increased use of cash in 2002 was due primarily to the acquisition of CroMedica. Capital expenditures in 2002 were $7.8 million compared to $6.0 million in 2001.
      Net cash provided by financing activities in the first quarter of 2005 was $0.0 million compared to net cash used of $18.1 million in the first quarter of 2004. The primary driver of the difference was that dividends of $16.9 million were paid in the quarter ending March 31, 2004.
      Net cash used in financing activities in 2004 was $6.4 million compared to $26.0 million of cash provided from financing activities in 2003. In 2004, cash of $67.0 million was provided by our initial public offering. Additionally, cash was provided by debt issuance of $5.0 million, stock option and warrant exercises of $3.4 million and stockholder receivable payments of $2.2 million. In 2004, cash of $65.3 million was used to repay debt. Additionally, $16.9 million was paid in dividends.
      Net cash generated from financing activities in 2003 was $26.0 million. The net cash generated was primarily due to the amendment and restatement of our credit facilities on December 23, 2003, which provided a $20.0 million term loan A and a $40.0 million term loan B. The proceeds from this amendment process were used to repay $20.0 million of subordinated debt and $0.6 million of related prepayment premiums. In addition, $25.0 million was reserved for the tender process, which closed in January 2004. We also obtained a $25.0 million revolving line of credit.
      Net cash used in financing activities in 2002 was $14.6 million compared to $0.9 million in 2001. The activities in 2002 consisted primarily of the repayment of debt of approximately $25.3 million and proceeds from debt issuances of approximately $10.8 million. The activities in 2001 consisted primarily of the receipt of financing proceeds in connection with the leveraged recapitalization of $95.5 million. This was offset by payments to former stockholders and repayments of debt of approximately $96.5 million.
      On December 23, 2004, we entered into a new unsecured revolving credit facility of $75.0 million led by Wachovia Bank, N.A and Wells Fargo Bank, N.A.
      The credit facility provides for a $75.0 million revolving line of credit that terminates on December 23, 2008. At any time within three years after December 23, 2004 and so long as no event of default is continuing, we have the right, in consultation with the administrative agent, to request increases in the aggregate principal amount of the facility in minimum increments of $5.0 million up to an aggregate increase of $50.0 million (and which would make the total amount available under the facility $125.0 million). The revolving credit facility is available for general corporate purposes (including working capital expenses, capital expenditures, and permitted acquisitions), the issuance of letters of credit and swingline loans for our account, for the refinancing of certain existing indebtedness, and to pay fees and expenses related to the facility. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. A portion of the facility is also available for alternative currency loans.
      The interest rates applicable to loans under the revolving credit facility are floating interest rates that, at our option, equal a base rate or a LIBOR rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Wachovia as its prime rate, and (b) the overnight federal funds rate plus 0.50%. The LIBOR rate is, with certain exceptions, the rate set forth on Telerate Page 3750 (or any replacement pages on that service) as the interbank offering rate for dollar deposits with maturities comparable to the interest period (1, 2, 3 or 6 months) we have chosen. In addition, we are required to pay to the lenders under the facility a commitment fee for unused commitments at a per annum rate that fluctuates depending on our leverage ratio. Voluntary prepayments of loans and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other limitations. The facility is unsecured, but we have granted a negative pledge on our assets and those of our subsidiaries that guarantee the facility for the benefit of the lenders under the facility.

      The revolving credit facility requires us to comply with certain financial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth. See “Description of Senior Credit Facility.”
      To date we have not drawn any amount of indebtedness under our revolving credit facility.
      We expect to continue expanding our operations through internal growth and strategic acquisitions and investments. We expect these activities will be funded from existing cash, cash flow from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities or issuances of equity securities. We believe that our existing capital resources, together with cash flows from operations and our borrowing capacity under our revolving credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next eighteen months. Our sources of liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, and personal injury, environmental or other material litigation claims.
Contractual Obligations and Commercial Commitments
      The following table summarizes our future minimum payments for all contractual obligations for years subsequent to the year ended December 31, 2004:

	Payments Due by Period

	Less than			More than
	One Year	1-3 Years	3-5 Years	5 Years	Total

	(dollars in thousands)
Long-term debt, including interest payments	$—	$—	$—	$—	$—
Service purchase commitments	754	1,508	—	—	2,262
Capital lease, including interest payments	175	62	2	—	239
Operating leases	17,679	27,853	21,144	43,125	109,801
Less: sublease income	(1,287)	(843)	—	—	(2,130)

Total	$17,321	$28,580	$21,146	$43,125	$110,172

      The increase in amounts attributable to operating leases after five years is due to long-term leases for several of our facilities. In April 2004, we executed a lease for a new office in our Lenexa, Kansas location. The operating lease commitment is $23.5 million over the 15-year term of the lease. In July 2004, we entered into a lease for a new office in Reston, Virginia to replace our former offices in McLean, Virginia. The lease commitment is approximately $5.9 million over the ten-year term of the lease. There are no contingent cash payment obligations related to our acquisitions.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.
Critical Accounting Policies and Estimates
      In preparing our financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations. We have discussed the application of these critical accounting policies with our audit committee.

Revenue Recognition
      The majority of our service revenue is recorded from fixed-price contracts on a proportional performance basis. To measure performance, we compare direct costs incurred to estimated total contract direct costs through completion. We believe this is the best indicator of the performance of the contract obligations because the costs relate to the amount of labor hours incurred to perform the service. Direct costs are primarily comprised of labor overhead related to the delivery of services. Each month we accumulate costs on each project and compare them to the total current estimated costs to determine the proportional performance. We then multiply the proportion completed by the contract value to determine the amount of revenue that can be recognized. Each month we review the total current estimated costs on each project to determine if these estimates are still accurate and, if necessary, we adjust the total estimated costs for each project. During our monthly contract review process, we review each contract’s performance to date, current cost trends, and circumstances specific to each study. The original or current cost estimates are reviewed and if necessary the estimates are adjusted and refined to reflect any changes in the anticipated performance under the study. In the normal course of business, we conduct this review each month in all service delivery locations. As the work progresses, original estimates might be deemed incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the customer to cover additional costs. If not, we bear the risk of costs exceeding our original estimates. Management assumes that actual costs incurred to date under the contract are a valid basis for estimating future costs. Should management’s assumption of future cost trends fluctuate significantly, future margins could be reduced. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower margins on those projects. Should our actual costs exceed our estimates on fixed price contracts, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future.
Allowance for Doubtful Accounts
      Included in “Accounts receivable and unbilled services, net” on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check. We also review our accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectible. The reserve includes the specific uncollectible accounts and an estimate of losses based on historical loss experience. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts is adequate to cover uncollectible balances. However, actual write-offs might exceed the recorded reserve.
Tax Valuation Allowance
      Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance was required for specific foreign loss carryforwards as of December 31, 2004. If these estimates prove inaccurate, a change in the valuation allowance, up or down, could be required in the future.
      Our quarterly and annual effective income tax rate could vary substantially. We operate in several foreign jurisdictions and in each jurisdiction where we estimate pre-tax income, we must also estimate the local effective tax rate. In each jurisdiction where we estimate pre-tax losses, we must evaluate local tax attributes and the likelihood of recovery for foreign loss carryforwards, if any. Changes in currency exchange rates and the factors discussed above result in the consolidated tax rate being subject to significant variations and adjustments during interim and annual periods.

Stock-Based Compensation
      We have a stock-based employee compensation plan. We account for this plan under the recognition and measurement principles of the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related Interpretations.” Under the intrinsic value method, compensation cost is the excess, if any, of the fair market value of the underlying common stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have determined that all options granted under our plan had an exercise price equal to or more than the estimated fair market value of the underlying common stock on the date of grant.
      Historically, as a private company the fair market value of our common stock was determined by our board of directors contemporaneously with the grant of a stock option. At the time of option grants and other stock issuances, our board of directors considered the status of private and public financial markets, valuations of comparable private and public companies, the liquidity of our stock, our existing financial resources, our anticipated capital needs, dilution to common stockholders from anticipated future financings and a general assessment of future business risks, as such conditions existed at the time of the grant. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported. Since the commencement of trading of our common stock on November 18, 2004, the value of our common stock for purposes of evaluating stock compensation costs is based on the quoted market prices.
      We measure compensation expense for our employee stock-based compensation in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25. Under this method, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period. As the exercise price of the stock option has equaled or exceeded the fair market value of the underlying common stock at the date of grant, no compensation expense has been recorded. We have adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148. Footnote 1 to our consolidated financial statements included in this prospectus sets forth the calculation of our net income had compensation cost been determined based on the stock’s fair market value at the grant dates for awards under our stock option plan in accordance with SFAS No. 123.
      In December 2004 the FASB issued revised SFAS No. 123(R), “Share-Based Payment.” SFAS 123(R) requires that a public entity measure and recognize in the statement of operations the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Adoption of SFAS 123(R) is required for fiscal years beginning after June 15, 2005. We are evaluating the impact of SFAS 123(R), including the transition alternatives available to us, and believe it will reduce operating earnings after adoption, but that it will not impact our financial position or cash flows.
Long-Lived Assets
      We review long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group might not be recoverable. If indicators of impairment are present, we would evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgments and assumptions.
Goodwill and Indefinite-Lived Intangible Assets
      As a result of our acquisitions we have recorded goodwill and other identifiable finite and indefinite-lived acquired intangibles. The identification and valuation of these intangible assets at the time of acquisition require significant management judgment and estimates.

      We test goodwill for impairment on at least an annual basis by comparing the carrying value to the estimated fair value of our reporting unit. We test indefinite-lived intangible assets, principally trade names, on at least an annual basis by comparing the fair value of the trade name to our carrying value. The measure of goodwill impairment, if any, would include additional fair market value measurements, as if the reporting unit was newly acquired. This process is inherently subjective. The use of alternative estimates and assumptions could increase or decrease the estimates of fair value and potentially could result in an impact to our results of operations.
Inflation
      Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition.
Potential Liability and Insurance
      We obtain contractual indemnification for all of our contracts. In addition, we attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures and insurance. We monitor our clinical trials in compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate. If our insurance coverage is not adequate to cover actual claims, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
      At March 31, 2005, we had no amounts outstanding under our revolving credit facility. Future drawings under the facility will bear interest at various rates. Historically, we have mitigated our exposure to fluctuations in interest rates by entering into interest rate hedge agreements.
Foreign Exchange Risk
      Since we operate on a global basis, we are exposed to various foreign currency risks. First, our consolidated financial statements are denominated in U.S. dollars, but a significant portion of our revenue is generated in the local currency of our foreign subsidiaries. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary’s financial results into U.S. dollars for purposes of reporting consolidated financial results. The process by which each foreign subsidiary’s financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the stockholders’ equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary’s U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. To date such cumulative translation adjustments have not been material to our consolidated financial position.
      In addition, two specific risks arise from the nature of the contracts we enter into with our customers, which from time to time are denominated in currencies different than the particular subsidiary’s local currency. These risks are generally applicable only to a portion of the contracts executed by our foreign subsidiaries providing clinical services. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary’s expenses are incurred. As a result, the subsidiary’s earnings can be affected by fluctuations in exchange rates.
      The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary’s local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until payment from the customer is received will result in our receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by us as a foreign currency transaction gain or loss, as applicable, and is reported in other expense or income in our consolidated statements of operations. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect on our consolidated financial results.
Foreign Currency Hedges
      In the first quarter of 2005, we entered into a number of foreign currency hedging contracts to mitigate exposure to movements between the U.S. dollar and the pound sterling and the U.S. dollar and the euro. We agreed to purchase a given amount of pounds sterling and euros at established dates throughout 2005. These derivatives are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” We recognize derivatives as instruments as either assets or liabilities in the balance sheet and measure them at fair value. These derivatives are designated as cash flow hedges.

BUSINESS
Overview
      We are a leading global contract research organization, or CRO, with approximately 2,500 employees working from 24 offices located in North America, Europe, Africa, South America, Australia, and Asia. CROs assist pharmaceutical and biotechnology companies in developing and taking drug compounds, biologics, and drug delivery devices through appropriate regulatory approval processes. The conduct of clinical trials, in which a product candidate is tested for safety and efficacy, forms a major part of the regulatory approval process. Completing the approval process as efficiently and quickly as possible is a priority for sponsoring pharmaceutical and biotechnology companies because they must receive regulatory approval prior to marketing their products anywhere in the world. Revenue for CROs is typically generated on a fee for service basis on either a time and materials or a fixed-price contract arrangement with the client organization.
      We conduct clinical trials globally and are one of a few CROs in the world with the capability to serve the growing need of pharmaceutical and biotechnology companies to conduct complex clinical trials in multiple geographies concurrently. We incorporated in Delaware in April 2001, with predecessors dating back to 1976. Our qualified and experienced clinical and scientific staff has been delivering clinical drug development services to our customers for over 25 years, and our service offerings now encompass all points of the clinical drug development process. We provide our expertise in several therapeutic areas of strategic interest to our customers, including oncology, CNS, cardiovascular, and respiratory/allergy product development.
      We perform a broad array of services across the spectrum of clinical development programs, from the filing of Investigational New Drug applications, or INDs, and similar foreign regulatory applications, to the conduct of all phases of clinical trials, to product registration and post-marketing studies. Our core global clinical development services include the following:

•	creating drug development and regulatory strategy plans;

•	executing Phase I clinical trials;

•	performing Phase II through IV multi-center, international clinical trials;

•	developing and analyzing integrated global clinical databases;

•	preparing and submitting regulatory filings around the world; and

•	managing long-term drug safety programs.
      Since 1999, we have conducted over 2,300 clinical trial programs for over 295 clients. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. Moreover, we have preferred vendor relationships with seven of the world’s leading pharmaceutical and biotechnology companies. These preferred vendor relationships allow us to be one of a limited number of CROs that have been pre-qualified by these clients to compete for their outsourced projects. In 2004, we derived approximately 52% of our service revenue from biotechnology companies, 38% from large pharmaceutical companies, and 10% from Japanese pharmaceutical companies. We generated service revenue of $277.5 million and operating income of $36.4 million in 2004, representing a compounded annual growth rate since 2000 of 29.3% and 49.2%, respectively.
CRO Industry
Overview
      Companies in the global pharmaceutical and biotechnology industries outsource product development services to CROs in order to manage the drug development process more efficiently and cost-effectively and to speed time to market. PRA and other CROs provide clinical drug development services, including protocol design and management of Phase I through IV clinical trials, data management, laboratory testing, and statistical analysis. Some other CROs also provide preclinical services. CROs provide services that will generate high quality and timely data in support of applications for regulatory approval of new drugs or reformulations of existing drugs as well as to support new and existing marketing claims. To remain competitive, CROs leverage selected information technologies and procedures to efficiently capture, manage, and analyze the large streams of data generated during a clinical trial.
      CROs derive substantially all of their revenue from pharmaceutical and biotechnology companies’ research and development expenditures, which have increased substantially in recent years. Specifically, Frost and Sullivan estimates that research and development expenditures by such companies totaled $58.5 billion in 2003, an increase from $41.1 billion in 2000, representing a compounded annual growth rate of 12.5%. Excluding spending related to administrative functions to support the research and development process, which are not typically outsourced to CROs, estimated research and development expenditures totaled $47.2 billion in 2003, up from $32.6 billion in 2000, representing a 13.2% compounded annual growth rate. Of this amount, approximately $27.4 billion in 2003 was directly related to Phase I through Phase IV clinical trials. Such spending, which excludes expenditures related to pre-clinical activities, increased between 2000 and 2003 at a compounded annual growth rate of 12.5%, and represents the total amount of research and development spending that could potentially be outsourced to PRA or its competitors offering similar services. According to Frost and Sullivan, in 2003 pharmaceutical and biotechnology companies outsourced to CROs approximately $8.4 billion, or 30.7% of their total research and development spending devoted to Phase I through Phase IV clinical trials, and outsourcing of such spending is expected to increase to $18.5 billion by 2010, representing a compounded annual growth rate of 12.1%. We anticipate that the rate of outsourcing will increase due to growing acceptance among drug companies of the benefits of outsourcing and the growing proportion of research and development spending accounted for by biotechnology companies, which tend to outsource a larger portion of their research and development activities to CROs.
Global Drug Approval Process
      Discovering and developing new drugs is an expensive and time-consuming process and is highly regulated and monitored. In May 2003, The Tufts Center for the Study of Drug Development estimated that the total cost to develop a new prescription drug increased from approximately $231 million in 1987 to approximately $897 million in 2000. In addition, it typically takes between 10 and 15 years to develop a new prescription drug and obtain approval to market it in the United States. Regulatory requirements are a significant driver of the costs and time involved in drug development, and are a contributing factor in limiting the number of approved products that reach the market to approximately one in 250 molecules that enter the pre-clinical testing process. Specifically, before a new prescription drug reaches commercialization, it must undergo extensive clinical testing, and eventually regulatory review, in order to verify that the drug is safe and efficacious for its intended use. CROs offer regulatory and scientific support, clinical trials management and expertise, and infrastructure and staffing support, providing the flexibility either to supplement an organization’s in-house research and development capabilities or to deliver a fully outsourced solution throughout the product development cycle.
      U.S. Approval Process. In the United States, applications to market new drug products are submitted to and reviewed by the FDA. The FDA reviews all aspects of the drug development process, including drug toxicity levels and efficacy, protocol design, product labeling and manufacturing, and marketing claims. If and when the FDA has approved a New Drug Application, or NDA, or, in the case of biologics, a Biologic License Application, or BLA, the applicant will be permitted to market and sell the drug. In some instances, post-approval trials are requested to monitor safety and to review efficacy issues.
      EU Approval Process. In the European Union, there are two approval processes, the Centralized Procedure and the Mutual Recognition Procedure. Any application filed under the Centralized Procedure is made with the European Agency for the Evaluation of Medicinal Products, or EMEA, for a marketing authorization that is valid across all EU member states. This procedure is available to all new or so-called

“innovative” medicinal products. It is mandatory for all medicinal products developed by means of certain biotechnological processes, medicinal products containing a new active substance for the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder or diabetes and certain medicinal products for veterinary use. The marketing authorization must be renewed after five years on the basis of a re-evaluation by the EMEA of the risk-benefit assessment.
      Under the Mutual Recognition Procedure, the applicant must first obtain a marketing authorization by one EU member state. The authorization procedure is governed by that EU member state’s laws and regulations. After the authorization by a member state, this member state may serve as the so-called reference member state for subsequent submissions to other EU member states. The other concerned member states take into consideration the assessment of the reference member state and must decide upon the marketing authorization within 90 days. Each EU member state may either issue objections to the application, or request additional data. By the 90th day, all member states must approve or reject the drug. If the drug is approved, each member state grants the applicant independent marketing agreements, which must be renewed every five years. Periodically, the applicant must submit safety reports to the national health authorities of each member state.
      In addition to the Centralized and the Mutual Recognition Procedures, a single national marketing authorization within the EU authorization is applicable, if the applicant chooses to restrict a marketing authorization to one EU Member State
      Japan Approval Process. In Japan, applications are filed with the Pharmaceutical and Medical Devices Evaluation Center, or PMDEC. An inspection is done in conjunction with a data reliability survey by a team from the Organization for Pharmaceutical Safety and Research. Afterwards, the evaluation process is passed on to the Central Pharmaceuticals Affairs Council, or CPAC, whose executive committee members issue a report to the PMDEC. After further evaluation a final report is distributed to the Ministry of Health, Labor and Welfare, or MHLW, which makes the final decision on the drug’s outcome. Once the MHLW has approved the application, the applicant may market and sell the drug.
Drug Development Cycle
      Regardless of the region in which approval is being sought, before a new clinical product candidate is ready for submission for approval by regulatory authorities, it must undergo a rigorous clinical trial process. The clinical trial process must be conducted in accordance with regulations promulgated by the FDA or appropriate foreign regulatory body, which require the drug to be tested and studied in certain ways. Human clinical trials seek to establish the safety and efficacy of the drug in humans. In some situations, clients may outsource the entire clinical program, all phases or a combination of phases, to a single CRO to gain efficiencies. The clinical trial process generally consists of the following interrelated phases, which may overlap:

•	Phase I. Phase I trials are conducted in healthy individuals and usually involve 20 to 80 subjects and typically range from six to 12 months. These trials are designed to establish the basic safety, dose tolerance, and metabolism of the clinical product candidate. If the trial establishes basic safety and metabolism of the clinical product candidate, Phase II trials begin.

•	Phase II. Phase II trials are conducted in patients who have the disorder a molecule is designed to treat, typically test 100 to 300 patients, and last on average for 12 to 18 months. Phase II trials are typically designed to identify possible adverse effects and safety risks, to determine the efficacy of the clinical product candidate, and to determine dose tolerance. If the molecule appears safe and effective, Phase III trials begin.

•	Phase III. Phase III trials involve significantly larger and more diverse populations than Phase I and II trials and are conducted at multiple sites. On average, this phase lasts from one to three years. Depending on the size and complexity, Phase III CRO contracts can exceed $10 million in some cases. During this phase, the drug’s safety and effectiveness are further examined and evaluated.

      If the drug passes through Phase III, then an NDA is submitted for approval by the FDA or other appropriate country regulatory agencies. The NDA includes, among other things, the clinical trial data generated and analyzed during the clinical trial process.

•	Post-Approval/Phase IV. During the course of the review process, various regulatory authorities may approve a drug for marketing and sale, provided that additional clinical trials be conducted. Usually referred to as post-approval or Phase IV trials, these trials may either be for submission of additional data to regulatory authorities or for non-registration purposes, such as additional marketing information. These trials are intended to monitor the drug’s long-term risks and benefits, to analyze different dosage levels, to evaluate different safety and efficacy parameters in target populations, or to substantiate marketing claims. Phase IV trials typically enroll thousands of patients and last from six to 24 months.
CRO Industry Trends
      We believe that the following factors have contributed, and will continue to contribute, to the growth of the CRO industry:
      Globalization of Drug Development. Given their desire to maximize speed and global market penetration to achieve higher potential returns on their research and development expenditures, pharmaceutical and biotechnology companies are increasingly pursuing simultaneous regulatory new drug submissions and approvals in multiple countries, rather than sequentially, as in the past. However, many drug companies do not possess the capability or capacity to simultaneously conduct large-scale clinical trials in more than one country. In addition, building and maintaining internal global infrastructures to pursue multiple drug approvals in different therapeutic categories and locations may not be cost-effective for many pharmaceutical and biotechnology companies. In response to the growing demand for global clinical trials, a few CROs have built a global presence and are able to quickly and efficiently initiate and conduct global clinical studies, and then integrate the information generated.
      Increased Number of Products Entering Development. We believe that pharmaceutical and biotechnology companies will have a burgeoning number of clinical product candidates and combination therapies entering clinical trials, resulting in an increased need to quickly determine the most promising ones. According to the FDA, the number of active commercial INDs has increased from 3,611 in 1999 to 4,544 in 2003, representing an increase of over 25%. We believe that this trend will continue in the future. New research and development in tandem with genomic and proteomic capabilities will see many of these clinical product candidates being tested for multiple indications and in combination with existing treatments. In response, many pharmaceutical and biotechnology companies are enlisting the expertise and flexibility of CROs to expedite and coordinate clinical trials.
      Biotechnology Industry Growth. The biotechnology industry has experienced significant growth over the last few years, primarily driven by technological innovations, product development successes, and recent capital raises. According to Frost and Sullivan, global biotechnology research and development expenditures grew from $7.0 billion in 2000 to $13.3 billion in 2003. We believe that this growth trend in biotechnology research and development expenditures will continue. Many biotechnology companies generally seek to avoid the fixed costs of maintaining an internal drug development infrastructure and lack the resources and clinical development expertise to effectively coordinate large-scale clinical trials. As a result, biotechnology companies tend to outsource significant portions of their research and development spending and we believe this will continue to drive the growth of the CRO industry.
      Many biotechnology companies have raised substantial funds in recent years, and we believe biotechnology companies will devote a large percentage of these funds to drug development. Biotechnology companies have historically tended to seek a large pharmaceutical company partner relatively early in the product development process for additional capital, assistance with late-stage development, and the selling and marketing of the product. Increasingly, however, with greater financial resources, biotechnology companies are better-positioned to advance their drug candidates further in the development process before seeking a partner, thus preserving more or all of the economic returns for themselves.

      Increased Regulatory Scrutiny. Global drug regulators are requiring greater amounts of clinical trial data to support the approval of new drugs. In addition, regulatory agencies are requiring a greater amount of safety and post-approval information and monitoring of drugs. The greater complexity in clinical research, regulatory oversight, and the level of specialization required to conduct tests have contributed to an increase in the average number of clinical trials required per new drug, increasing the uncertainty and costs of bringing a new drug to market and maintaining the marketing authorization. We believe that global pharmaceutical and biotechnology companies that hire CROs to conduct or augment their resources for these complex trials will continue to drive the demand for CRO services.
      Need for Quick, Efficient, and Cost-Effective Drug Development. CROs have the therapeutic expertise and manpower to help drug companies improve and potentially shorten the drug development process by up to six months, thereby lengthening the product’s marketing life within its patent exclusivity period. Furthermore, outsourcing eliminates the pharmaceutical company’s need to invest in information systems, infrastructure, hire development researchers, or ramp up operations, thereby avoiding unnecessary fixed costs. Drug companies are facing pricing pressures due to the increased use of generic drugs, governmental pressures and greater overall price competition for branded drugs. As a result, pharmaceutical companies wish to introduce new drugs as quickly and efficiently as possible, since new drugs typically generate the highest return. For example, a blockbuster pharmaceutical product ($1 billion or more in annual revenues) can produce $2.7 million or more per day in revenues. Since these products enjoy market exclusivity from the date of patent, not the date of first sale, accelerating time to market is critical, as each additional day of sales results in incremental revenue to the pharmaceutical company.
Our Competitive Strengths
      Global Leadership Position. We are a leading clinical research organization. We have significant global reach with resources and knowledge that enable us to seamlessly conduct trials on six continents concurrently. Our global scale enables us to select locations that produce more cost-effective and efficient clinical drug development. In addition, our global platform facilitates access to strategic locations and timely patient recruitment for complex clinical trials, which tends to be one of the most significant challenges for our clients during the clinical trials process. We have grown our business outside the United States into regions with significant patient availability for clinical trials, which has contributed to an increase in the number of global projects, or projects where services are rendered on two or more continents, awarded to us from 14 projects in 2001 to 47 in 2004.
      Therapeutic Expertise and Scientific Depth. Our breadth of experience allows us to offer drug development services, vendor management, and patient recruitment access across a broad spectrum of therapeutic indications. We have an experienced team of clinical and scientific experts who work with our clients to deliver expertise at all points of the clinical drug development process. We have particularly strong development expertise in therapeutic areas that are key priorities for research and development investment among biotechnology and pharmaceutical companies. In addition, we have significant relationships with therapeutic experts, key opinion leaders, and proven investigators to facilitate timely access to patients in the most important research and development markets worldwide. We believe that we are a world leader in oncology, CNS, cardiovascular, and respiratory/allergy product development, which are all therapeutic areas requiring significant scientific expertise and which collectively accounted for 72.8% of all global research and development spending by pharmaceutical and biotechnology companies in 2003, according to Frost and Sullivan. We have recently seen increased business regarding gastrointestinal disorder studies and have made a strategic decision to expand our services within infectious disease drug development.
      Attractive Customer Base. Our service offerings appeal to both biotechnology and pharmaceutical companies. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. We have a particular strength in the expanding biotechnology industry, which constituted over 52% of our service revenue in 2004. Advances in proteomics and genomics and access to capital have driven growth in the biotechnology industry generally. We believe that biotechnology industry research and development spending is growing at a faster rate than research and development spending by the pharmaceutical industry. We currently provide services to an active customer base of over 220 clients, and no single project accounted for more than 5% of service revenue in 2004. We have established preferred vendor relationships with seven of the world’s leading pharmaceutical and biotechnology companies, giving us the ability to compete for a significant portion of the universe of available global clinical development projects.
      Proven and Incentivized Management Team and Workforce. We are led by our experienced executive management team with an average tenure of over 11 years with us or our acquired companies. This team has been responsible for building our global platform and maintaining strong client relationships, leading to service revenue of $277.5 million and operating income of $36.4 million in 2004, representing compounded annual growth rates of approximately 29.3% and 49.2%, respectively, since 2000.
      We have assembled an experienced and qualified staff. Approximately 25% of our workforce has at least a master’s degree. We believe our employees are well-regarded in the drug development industry for scientific expertise and their experience managing many complex drug studies, and are therefore sought out by clients seeking to benefit from our drug development experience. We are dedicated to strengthening our workforce by offering comprehensive training and an attractive work environment, with the goal of being known as the employer of choice within the CRO industry. We have broad employee ownership, with over 100 employees owning equity in the Company.
Our Strategy
      We intend to continue building PRA into the best clinical development organization in the world by expanding our therapeutic expertise, strengthening our service offerings and geographic reach, leveraging our global infrastructure, and pursuing a disciplined acquisition strategy. The key components of our strategy are to:
      Continue to Leverage and Build Our Expertise in Key Therapeutic Areas. We believe that our extensive therapeutic expertise is critical to our customers and for the proper design and management of all clinical phases of drug development. We intend to continue capitalizing on our market positions in our existing therapeutic categories. We have established a therapeutic business development initiative that is focused on identifying early clinical product candidates in our core therapeutic competencies. We believe that oncology, CNS, cardiovascular, and respiratory/allergy, which according to a report in R&D Directions (October 2003) together represented approximately 58% of all drug candidates being developed by pharmaceutical and biotechnology companies, will be significant drivers of our growth. Furthermore, we plan to continue to expand our depth of therapeutic expertise in other attractive therapeutic areas, such as endocrine and gastrointestinal disorders. We expect these expanded therapeutic capabilities to enhance our future growth.
      Expand the Breadth and Depth of Our Service Offering. We plan to build upon our expertise in Phase II and Phase III clinical trials to further grow market share and geographic reach. We intend to expand our global regulatory and drug safety capabilities, which are particularly important to our current and potential pharmaceutical and biotechnology clients. The recent acquisition of GMG BioBusiness Ltd. and anticipated closing of the Regulatory/Clinical Consultants, Inc. transaction will significantly enhance PRA’s regulatory service offerings, a key early requirement for our biotechnology clients. In addition, we intend to enhance our existing service offering in Phase I and Phase IV clinical trials, which are among the fastest growing segments of the CRO industry, according to Frost and Sullivan. Strategic initiatives we are considering include a first-in-man intensive care Phase I unit and an expansion of our current safety and medical affairs offerings with the development of patient registries and expanded post approval monitoring. Over the longer term, our initiatives may include clinical laboratory and small run manufacturing services. We expect electronic data capture, or EDC, capabilities to be of increasing importance to our customers, and we are actively augmenting our EDC capabilities to remain at the forefront of this emerging service area. Finally, we have made a minority investment in Pharma eMarket, LLC, which does business as Monitor for Hire, providing experienced monitors directly to pharmaceutical companies. We are reviewing this line of business as a candidate for expansion.

      Leverage Our Infrastructure to Improve Operational Efficiencies. We have made significant investments and corporate acquisitions over the past eight years to enhance our global infrastructure and product offerings. Past investments include recruiting and training qualified professionals, developing a worldwide network of offices, and building an integrated information technology platform. We believe that these investments will enable us to improve patient recruitment, improve efficiency of global clinical trial data collection, and speed regulatory submissions for customers, resulting in improved project margins and overall profits. We plan to continue to enhance our information technology platform to maintain our competitiveness and our adaptable and flexible business support environment. We continue to make additional investments and staff training commitments in our proprietary quality management system, called PRA Management System, or PRAMS, and have obtained International Standards Organization 9001:2000 registration certification. We believe ISO 9001:2000 certification will assist us in obtaining more global projects and measuring output and customer satisfaction. PRAMS reinforces Project Assurancesm, our company-wide commitment to consistently achieving customer requirements every time, at every location.
      Augment Our Geographic Reach in Latin America and Asia. We intend to replicate the success we have achieved in North America, Europe, and existing Southern Hemisphere locations to further expand in Latin America and in Asia. We have expanded into Argentina to complement our existing office in Brazil, and have recently opened an office in Asia. Both Latin America and Asia represent significant growth opportunities for us due to their large population bases and developing clinical scientific infrastructures. We plan to continue expanding our capabilities in these regions to bolster our global development service offerings. We believe this will enhance the attractiveness of our service offerings to our existing clients and potential new clients. It also positions us to continue to meet the growing demand for simultaneous global clinical trial services.
      Continue to Pursue a Disciplined Acquisition Strategy. We have demonstrated skill in identifying, acquiring, and integrating high quality strategic acquisitions. Since 1997, we have successfully integrated several acquisitions, including two purchased out of bankruptcy, which have expanded our geographic reach and therapeutic capabilities. We have developed a well-refined integration process to ensure a consistent and streamlined assimilation of the staff and expertise of the acquired company. We formulate a detailed integration plan during the diligence process so that we may promptly migrate the acquired operations onto our management system and operating environment to rapidly capture efficiencies and other synergies. For example, in June 2002 we acquired CroMedica International Inc., and within 100 days of the closing, the company was fully integrated and right-sized. We expect to opportunistically pursue acquisitions that broaden our drug development platform, geographic reach, and therapeutic capabilities, which will further differentiate us from our competition.
Description of Service Offerings
      In connection with clinical trials management services, we offer a broad array of services that encompass the entire spectrum of clinical development, from filing of INDs and similar regulatory applications to the conduct of all phases of clinical trials, to product registrations and post-marketing studies on a global basis. We provide many back office services to clients as well, including processing the payments of investigators and patients. We also collaborate with third-party vendors for services such as imaging and analytical lab services. Our core services include:

Clinical Trials Management Services
      Clinical trials management services encompass the design, management, and implementation of study protocols, which are the critical building blocks of product development programs. We have extensive resources and expertise to design and conduct studies on a global basis, develop integrated global product databases, collect and analyze the data, and prepare and submit regulatory submissions in the United

States, Europe, and the rest of the world. A typical full-scale program or project may involve the following components:

•	clinical program review and consultation;

•	protocol and case report form, or CRF, design;

•	feasibility studies for investigator interest and patient availability;

•	project management;

•	investigator site selection and qualification;

•	investigational site support and clinical monitoring;

•	data management;

•	analysis and reporting;

•	investigator handbook and meetings;

•	medical and scientific publications; and

•	regulatory filings.
      Clinical trials management services, used by our pharmaceutical and biotechnology customers, may be performed exclusively by us or in collaboration with the client’s internal staff or other CROs. With our broad clinical trial management capabilities, we conduct single site studies (Phase I), multi-site domestic studies, and global studies on multiple continents. Through our electronic trial master file, we can create, collect, store, edit, and retrieve any electronic document in any of our office locations worldwide, enabling our global project teams to work together efficiently regardless of where they are and allowing seamless transfer of work to a more efficient locale.
      We have significant clinical trials experience in the following therapeutic areas:

Therapeutic Areas:	Specific Areas of Expertise:

Analgesic	Acute and chronic pain
Cardiovascular disease	Hypertension, angina pectoris, stroke, peripheral arterial disease
Central nervous system	Alzheimer’s and other dementias, movement disorders, schizophrenia, depression, epilepsy, chronic pain, anxiety, obsessive-compulsive disorders, panic disorders, insomnia, multiple sclerosis
Critical care	ARDS (acute respiratory distress syndrome)
Dermatology	Wound healing, acne, hair loss, psoriasis
Gastronenterology	Duodenal ulcer, gastric ulcer, gastroesophogeal reflux disease, H.pylori, nonsteroidal anti-inflammatory drug-induced ulcers, inflammatory bowel disease, irritable bowel disease, Crohn’s disease
Genitourinary	Incontinence, sexual dysfunction
HIV/AIDS	Primary disease and treatment/prophylaxis of opportunistic infections
Infectious disease	Pneumonia, sinusitis, chronic bronchitis, childhood and adult vaccines
Metabolic/ Endocrine disease	Diabetes, growth hormone
Oncology	Pancreatic, colorectal, breast, renal cell, lung, other cancers
Ophthalmology	Macular degeneration, dry eye
Respiratory/Allergy/Pulmonary	Asthma, allergic rhinitis
Rheumatology	Rheumatoid arthritis, osteoarthritis, lupus
Urology	Sexual dysfunction, urinary incontinence, overactive bladder
Virology	Herpes simplex, chronic hepatitis B, chronic hepatitis C, genital herpes, respiratory syncytial virus, influenza
Women’s health	Osteoporosis, hormone replacement therapy

Global Scientific and Medical Affairs
      Our global scientific and medical affairs group provides three sets of related services: Global Product Development Services, which focus on the design and implementation of product development programs; Global Medical and Safety Services, which deal with safety-related issues arising in the drug development and marketing processes; and Global Regulatory Affairs, which assist clients in dealing with regulatory requirements around the world. These services are almost always provided in concert with our clinical trials management services.
      Global Product Development Services. Our global product development services team assists our customers with the design and implementation of entire product development programs. Our current and potential customers increasingly seek partners who can provide these capabilities. Our accomplished drug development group provides both external and internal customers with opinion-leader level therapeutic expertise in the design and implementation of high-quality product development programs and helps clients achieve key development milestones in a cost-effective manner. Our global product development services are generally used by emerging biotechnology companies that lack clinical development infrastructure, Japanese pharmaceutical companies pursuing registration in Europe and the United States and larger pharmaceutical companies exploring new therapeutic areas. Senior scientific, clinical, and marketing experts from our global product development services team join our project teams to perform the following services:

•	assess pre-clinical and clinical data, products, and programs;

•	analyze markets and competition;

•	prepare clinical and regulatory approval strategy plans;

•	design clinical studies or programs;

•	assist in the preparation of a business plan to obtain funding and recommend funding sources;

•	identify and form high-level advisory boards;

•	provide high-level consultation on specific scientific and clinical issues; and

•	provide program planning, management, and oversight from IND application submission to product registration and launch.
      Global Medical and Safety Services. Our global medical and safety services group provides complete safety services, including processing of individual reports on adverse events from clinical trials and adverse drug reactions for marketed products, preparation of individual reports for expedited submission to health authorities, maintenance of global safety databases, generation of annual safety updates and periodic safety update reports in Council for International Organizations of Medical Services II format, preparation of integrated summaries of safety, design and conduct of pharmaco-epidemiological studies, and consultation. The group includes physicians, epidemiologists, pharmacists, statisticians, clinical programmers, clinical data specialists, and research nurses with many years of experience in drug safety management.
      Our global medical and safety services capabilities include:

•	reporting of serious adverse events in clinical trials;

•	processing and reporting of adverse drug reactions for marketed products;

•	periodic safety update reports;

•	safety and pharmaco-epidemiological studies;

•	global database access and integrated safety summaries; and

•	consulting and system analysis.
      Global Regulatory Affairs. Our global regulatory affairs group provides skilled interpretation and consultation on the complex and evolving regulatory requirements affecting drug development around the world. Though there has been a greater amount of harmonization of global regulatory requirements, many countries still have specific requirements and restrictions, and many regulatory authorities are requesting greater amounts of information. Our global regulatory affairs staff greatly enhances our clients’ ability to submit regulatory documents in a time-efficient manner in multiple locations and markets. Our global regulatory affairs team, which has been augmented by the recent acquisitions of GMG BioBusiness Ltd. and Regulatory/ Clinical Consultants, Inc., provides the following services:

•	guidance on product submission and registration requirements;

•	client updates on legislative changes;

•	expeditious regulatory review;

•	timely clinical trial start-up; and

•	electronic regulatory submissions.
      Regulatory agencies are rapidly moving toward requiring submissions in an electronic format and are currently requesting at least partial electronic submissions. Electronic submissions allow regulatory agencies to rapidly and efficiently search and navigate through submissions, thus facilitating and potentially shortening the time of approval. We have substantial experience with CoreDossier, the industry standard electronic system that enables the assembly, management, and publication of the complex documents that comprise the regulatory submission, which we believe provides us with a strategic advantage.
      Although guidelines for electronic submissions, or eCTD submissions, have not yet been finalized for regulatory agencies in Europe, the EMEA does accept and strongly encourages eCTD submissions and Marketing Authorization Applications in addition to the submission of printed copies.
      Our technical publishing group has the regulatory expertise to provide our clients with electronic regulatory submissions that are fully compliant with current FDA or other regulatory agency guidelines. This group oversees the compilation of submission components, publishes the submission, and reviews the final product for content and formatting accuracy and consistency.
Clinical Pharmacology Center (Phase I)
      Our clinical pharmacology center, which was completely renovated in the fourth quarter of 2004, is a fully integrated 50-bed facility in Lenexa, Kansas. We conduct a wide range of Phase I and early Phase II trials including first-in-man, rising dose tolerance, metabolic rate, dose response, bioequivalence, bioavailability, and drug-drug interaction. We have conducted over 250 studies to date and have a database of over 30,000 subjects. Our clinical pharmacology center maintains a dedicated professional staff of PharmDs, physicians, RNs, LPNs, medical assistants, and paramedics. We have an independent Institutional Review Board, or IRB, a Quality Assurance, or QA, group and a dedicated participant recruiting department that supports the clinical pharmacology center.
Project Assurance
      We have a differentiated approach to service delivery termed “Project Assurance,” our company-wide commitment to consistently achieving customer requirements every time, at every location. Every aspect of our business is dedicated to the reliability and successful delivery of each customer project and timetable. The key component of this approach is called the PRA Management System, or PRAMS, our quality management system. PRAMS promotes the reliable delivery of services to customers through a uniform project management methodology which utilizes standardized global processes that are monitored by a defined set of performance metrics. In April, 2005 we obtained International Standards Organization

9001:2000 registration certification. We believe ISO 9001:2000 certification will assist us in obtaining more global projects and measuring output and customer satisfaction.
      We have made significant investments in information technology resulting in a platform that facilitates seamless global communication and project coordination. This single information technology platform serves our entire organization. This, combined with our standardized procedures, allows our project teams across the world to provide our clients with a consistent approach and results, no matter which team or location performs the work. In addition, our standardized information technology platform assists us in rapidly integrating acquisitions. As technology is an increasingly important selection criterion for our clients, we have invested in and integrated both proprietary and commercially-available information technologies that allow us to expedite and improve our bidding for client projects, capture and share clinical trials data electronically, and make electronic regulatory submissions. We continually review the system development life cycle of every major technology component of our internal and external business services in an effort to maintain our efficiencies and competitive advantage.
      Examples of these technology investments include:

•	Clinical Trial Management System, or CTMS. CTMS is a company-wide system used to track and report on the information associated with managing a clinical trial, from initiation through closeout. The system is based upon Siebel’s eClinical product, and allows any authorized user to access data about any clinical trial from anywhere in the world. We believe that this system is critical to our ability to successfully conduct global clinical programs.

•	PRA Estimator. PRA Estimator is our proprietary comprehensive bid development tool which analyzes every customer specification and request along with therapeutic and patient recruitment requirements, using a set of complex algorithms to develop a number of comprehensive bid response scenarios.

•	Electronic Trial Master File, or e-TMF. e-TMF is a company-wide document management system that enables all documents to be scanned, indexed, and warehoused electronically. The system, which is built on a Documentum platform, allows access to documents by any authorized user in any of our offices. We believe the benefits of this system include enhanced global project coordination, work-sharing across locations, increased document accountability and tracking ability, increased security of documents, return of all clinical trial study documents to clients in electronic form, and facilitation of electronic regulatory submissions.

•	Electronic Regulatory Submissions. Our electronic regulatory submissions capability is based on CoreDossier, an industry-accepted software system. This system allows documents to be created, indexed, and cross-referenced electronically for ease of editing while in production and for ease of review by the appropriate regulatory authorities. Electronic submissions can be used at the IND and the NDA submission stages.

•	PRA Clinical Data Manager® and Oracle Clinical. We offer two state-of-the-art data management systems which we believe provide added flexibility and ease of data transfer for our clients and ultimately timely submissions to the appropriate regulatory authority.

•	Electronic Data Capture, or EDC. We believe electronic data capture, which involves direct entry of clinical trials data by investigational sites, is gaining acceptance by clients worldwide. EDC permits more rapid data acquisition and locking of final databases. We believe that many pharmaceutical and biotechnology companies will use EDC for their trials at some point in the near future. EDC technology continues to advance and standards are constantly being upgraded. Therefore, we have chosen to work with a number of third party providers and client specifications for electronic data capture in the field. We have seamless integration software for data transfer to our two primary data management systems previously mentioned. We have facilitated EDC for approximately 40 clinical trials at roughly 1,900 investigational sites involving 17,000 patients.

•	Customer Relationship Management, or CRM. This is a company-wide system based on the system suite from Siebel designed to manage customer relations. This system allows customer relationships and contacts to be tracked and shared worldwide to ensure consistent customer interactions.
Customers and Suppliers
      Our customers include international pharmaceutical and biotechnology companies in the United States, Europe, and Japan. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. We have established preferred vendor relationships with seven of the world’s leading pharmaceutical companies. In 2004, we derived approximately 52% of our service revenue from biotechnology companies, 38% from large pharmaceutical companies, and 10% from Japanese pharmaceutical companies. In 2004, two customers each accounted for more than 10% of our service revenue. While these percentages represent our revenue generated from each company, both customers consist of multiple operating groups that conduct business with us. No single project accounted for more than 5% of our service revenue in 2004.
      We utilize a number of suppliers in our business. In 2004, no individual supplier was paid more than $2.8 million. In addition, our top 25 suppliers together received payments during 2004 of approximately $28.9 million. We believe that we will continue to be able to meet our current and future supply needs.
Sales and Marketing
      Our sales process is team-oriented and involves operations and global scientific and medical affairs teams who contribute their knowledge to project implementation strategies presented in customer proposals. We have a dedicated global sales force consisting of more than 35 individuals. Our sales force also works closely with the teams to build long-term relationships with pharmaceutical and biotechnology companies. Our therapeutic business development group supports the sales effort by developing robust service offerings in its core therapeutic areas, including relationships with key clinical opinion leaders, global investigator networks, and best-in-class vendors. Members of senior management are actively involved with every client in order to facilitate resource allocation, project delivery fulfillment, and scientific regulatory review to ensure customer retention and to encourage repeat business. We rely heavily on our past project performance and therapeutic expertise in winning new business.
      Our proposals are bid centrally, either in North America or Europe, using our most seasoned managers from operations to spearhead proposal development on a full-time basis. Our practice of not bidding on projects that we are unprepared to deliver on schedule has helped us earn a reputation among pharmaceutical and biotechnology companies for honesty and integrity. Our approach to proposal development, led by our seasoned proposal developers and our knowledgeable drug development experts, allows us to submit value-added proposals that address customer requirements in a creative and tailored manner. Proposal teams often conduct research on competing drugs and feasibility studies among potential investigators to assess their interest and patient availability for realistic proposals and presentations. PRA Estimator, our proprietary, comprehensive bid-development tool, allows for rapid and accurate budget creation, which forms the initial basis upon which we manage project budgets subsequent to the award of work. In 2004, we had $427.4 million in new business awards, which included 47 global contracts. In 2004, we received and responded to $1.25 billion in proposal requests.
Competition
      The CRO industry consists of a number of small, limited-service providers, several dozen medium-sized firms, and several full-service CROs with international capabilities. The industry continues to experience consolidation and, in recent years, a group of large, full-service competitors has emerged. This trend of industry consolidation appears to have created greater competition for clients and acquisition candidates among the larger CROs.

      We compete primarily with traditional CROs and in-house research and development departments of pharmaceutical companies. Our principal traditional CRO competitors are Charles River Laboratories International, Inc., Covance Inc., ICON plc, Kendle International Inc., MDS Inc., Omnicare, Inc., PAREXEL International Corporation, Pharmaceutical Product Development, Inc., Quintiles Transnational Corp., SFBC International, Inc., and UnitedHealth Group Incorporated. The industry has few barriers to entry. Newer, smaller entities with specialty focuses, such as those aligned to a specific disease or therapeutic area, compete aggressively against larger companies for clients. Increased competition might lead to price and other forms of competition that could harm our operating results.
      CROs compete on the basis of a number of factors, including reliability, past performance, expertise and experience in specific therapeutic areas, scope of service offerings, strengths in various geographic markets, technological capabilities, ability to manage large-scale clinical trials both domestically and internationally, and price. Although there can be no assurance that we will continue to do so, we believe that we compete favorably in these areas. If in the future we are unable to effectively compete in these areas, we could lose business to our competitors which could harm our operating results.
      Despite the recent consolidation, the CRO industry remains fragmented, with several hundred smaller, limited-service providers and a small number of full-service companies with global capabilities. Although there are few barriers to entry for smaller, limited-service providers, we believe there are significant barriers to becoming a global provider offering a broad range of services and products. These barriers include:

•	the cost and experience necessary to develop broad therapeutic expertise;

•	the ability to manage large, complex international clinical programs;

•	the ability to deliver high-quality services consistently for large drug development projects;

•	the experience to prepare regulatory submissions throughout the world; and

•	the infrastructure and knowledge to respond to the global needs of clients.
      We believe that many clients tend to develop preferred vendor relationships with full-service CROs, which could have the effect of excluding other CROs from the bidding process. We may experience reduced access to certain potential clients due to these arrangements. In addition, some of our competitors are able to offer greater pricing flexibility, which could cause us to lose business to those competitors and could harm our operating results.
Backlog
      Our studies and projects are performed over varying durations, ranging from several months to several years. We maintain a contract backlog to track anticipated service revenue from projects that either have not started, but are anticipated to begin in the near future, or are in process and have not been completed. We recognize a new business award in backlog only when we receive written or electronic correspondence from the client evidencing a firm commitment. Cancelled contracts are removed from backlog. Based upon the foregoing, our backlog at December 31, 2004 was approximately $448.8 million and at March 31, 2005 was approximately $467.2 million. In 2004, cancellations totaled $61.1 million. For the first quarter of 2005, cancellations totaled $20.7 million.
      We believe our backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons. First, studies vary in duration. For instance, some studies that are included in 2004 backlog may be completed in 2005, while others may be completed in later years. Second, the scope of studies may change, which may either increase or decrease the amount of backlog. Third, studies included in backlog may be subject to bonus or penalty payments, although such studies do not constitute a material portion of our business. Fourth, studies may be terminated or delayed at any time by the client or regulatory authorities. Delayed contracts remain in our backlog until a determination of whether to continue, modify or cancel the study has been made.

Intellectual Property
      We do not own any patent registrations, applications, or licenses. We maintain and protect trade secrets, know-how and other proprietary information regarding many of our business processes and related systems. We also hold various federal trademark registrations and pending applications, including:

•	PRA® (including a design);

•	PRA International®;

•	PRA Clinical Data Manager®;

•	PRA e-TMF®; and

•	Project Assurancesm (application pending).
Government Regulation
      In the United States, the FDA governs the conduct of clinical trials of drug products in human subjects, the form and content of regulatory applications, including, but not limited to, IND applications for human clinical testing and the development, approval, manufacture, safety, labeling, storage, record keeping, and marketing of drug products. The FDA has similar authority and similar requirements with respect to the clinical testing of biological products. In the European Union, similar laws and regulations apply, which may slightly vary from one member state to another and are enforced by the EMEA or respective national member states’ authorities, depending on the case.
      Governmental regulation directly affects our business. Increased regulation leads to more complex clinical trials and an increase in potential business for us. Conversely, a relaxation in the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceutical and biological products, could decrease the business opportunities available to us.
      In the United States, we must perform our clinical drug and biologic services in compliance with applicable laws, rules and regulations, including the FDA’s good clinical practice, or GCP, regulations, which govern, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials. Before a human clinical trial may begin, the manufacturer or sponsor of the clinical product candidate must file an IND with the FDA, which contains, among other things, the results of preclinical tests, manufacturer information, and other analytical data. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Each clinical trial must be conducted pursuant to, and in accordance with, an effective IND. In addition, under GCP, each human clinical trial we conduct is subject to the oversight of an institutional review board, or IRB, which is an independent committee that has the regulatory authority to review, approve and monitor a clinical trial for which the IRB has responsibility. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the study subjects are being exposed to an unacceptable health risk. In the European Union, we must perform our clinical drug services in compliance with essentially similar laws and regulations.
      In order to comply with GCP regulations, we must, among other things:

•	comply with specific requirements governing the selection of qualified investigators;

•	obtain specific written commitments from the investigators;

•	obtain IRB review and approval of the clinical trial;

•	verify that appropriate patient informed consent is obtained before the patient participates in a clinical trial;

•	ensure adverse drug reactions resulting from the administration of a drug or biologic during a clinical trial are medically evaluated and reported in a timely manner;

•	monitor the validity and accuracy of data;

•	verify drug or device accountability;

•	instruct investigators and studies staff to maintain records and reports; and

•	permit appropriate governmental authorities access to data for their review.
      We must also maintain reports in compliance with applicable regulatory requirements for each study for specified periods for auditing by the client and by the FDA or similar regulatory authorities in other parts of the world.
      A failure to comply with applicable regulations relating to the conduct of clinical trials or the preparation of marketing applications could lead to a variety of sanctions. For example, violations of the GCP regulations could result, depending on the nature of the violation and the type of product involved, in the issuance of a warning letter, suspension or termination of a clinical study, refusal of the FDA to approve clinical trial or marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions, or debarment from assisting in the submission of new drug applications.
      We monitor our clinical trials to test for compliance with applicable laws and regulations in the United States and the foreign jurisdictions in which we operate. We have adopted standard operating procedures that are designed to satisfy regulatory requirements and serve as a mechanism for controlling and enhancing the quality of our clinical trials. In the United States, our procedures were developed to ensure compliance with the FDA’s GCP regulations and associated guidelines. Within Europe, all work is carried out in accordance with the European Community Note for Guidance, “Good Clinical Practice for Trials on Medicinal Products in the European Community.” In order to facilitate international clinical trials, we have implemented common standard operating procedures across all of our regions to assure consistency whenever it is feasible and appropriate to do so.
      The Standards for Privacy of Individually Identifiable Health Information, or the Privacy Rule, issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, restrict the use and disclosure of certain protected health information, or PHI. Under the Privacy Rule, “covered entities” may not use or disclose PHI without the authorization of the individual who is the subject of the PHI, unless such use or disclosure is specifically permitted by the Privacy Rule or required by law.
      We are not a covered entity under the HIPAA Privacy Rule. However, in connection with our research activities, we do receive PHI from covered entities subject to HIPAA. In order for those covered entities to disclose PHI to us, the covered entity must obtain an authorization meeting Privacy Rule requirements from the research subject, or make such disclosure pursuant to an exception to the Privacy Rule’s authorization requirement. As part of our research activities, we require covered entities that perform research activities on our behalf to comply with HIPAA, including the Privacy Rule’s authorization requirement.
      In the European Union, EC Directive 95/46/ EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Directive, is intended to protect the personal data of individuals by, among other things, imposing restrictions on the manner in which personal data can be collected, transferred, processed, and disclosed and the purposes for which personal data can be used. National legislation implementing the Directive or dealing with personal data include provisions which, in certain EU Member States, are more stringent than the Directive’s mandates and/or cover areas that do not fall within the scope of the Directive. While we strive to comply with all privacy laws potentially applicable to our operations in Europe, we cannot guarantee that our business complies with all these laws, which vary in scope and complexity, in the multiple jurisdictions in which we operate.
      We maintain a registration with the Drug Enforcement Agency, or DEA, that enables us to use controlled substances in connection with our research services. Controlled substances are those drugs and drug products that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. The CSA governs, among other things, the distribution, recordkeeping, handling, security, and disposal of controlled substances. Our DEA license authorizes us to receive, conduct testing on, and distribute controlled substances in Schedules II through V. A failure to comply with the DEA’s regulations governing these activities could lead to a variety of sanctions, including the revocation or the denial of a renewal of our DEA registration, injunctions, or civil or criminal penalties.
Employees
      As of December 31, 2004, we had approximately 2,500 employees, of which 58% were in the United States, 30% were in Europe, 9% were in Canada, and 3% were in Australia, Africa, South America, and Asia. Approximately 25% of our workforce has at least a master’s degree. None of our employees is represented by a labor union. We believe that our employee relations are satisfactory. We have entered into employment agreements with each of our named executive officers. See “Management — Employment Agreements.”
Liability and Insurance
      We may be liable to our clients for any failure to conduct their studies properly according to the agreed-upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed-upon procedures, we may have to repeat a study or a particular portion of the services at our expense, reimburse the client for the cost of the services and pay additional damages.
      At our Phase I clinic, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial. In addition, we sometimes engage the services of vendors necessary for the conduct of a clinical trial, such as laboratories or medical diagnostic specialists. Because these vendors are engaged as subcontractors, we are responsible for their performance, and may be held liable for damages if the subcontractors fail to perform in the manner specified in their contract.
      To reduce our potential liability, informed consent is required from each volunteer and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be harmed if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.
      We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed.
Environmental Regulation and Liability
      We are subject to various laws and regulations relating to the protection of the environment and human health and safety in all of the countries in which we do business, including laws and regulations governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Our operations include the use, generation, and disposal of hazardous materials and highly regulated medical wastes. We may, in the future, incur liability under environmental statutes and regulations for contamination of sites we own or operate (including contamination caused by prior owners or operators of such sites), the off-site disposal of hazardous substances, and for personal injuries or property damage arising from exposure to hazardous materials and wastes relating to our operations. We believe that we have been and are in substantial compliance with all applicable environmental laws and regulations and that we currently have no liabilities under such environmental requirements that could reasonably be expected to materially harm our business, results of operations, or financial condition.
Properties
      We lease a facility for our corporate headquarters in Northern Virginia, just outside of Washington, D.C. We also lease other offices in North America, Europe, Africa, South America, Australia, and Asia. In 2004, our total rental expense for our facilities and offices was approximately $12.7 million. We do not own any real estate. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.
Legal Proceedings
      We are involved in an arbitration proceeding instituted in August 2003 against Cell Therapeutics, Inc. (formerly Novuspharma S.p.A.) before the International Chamber of Commerce, International Court of Arbitration. This proceeding relates to the performance of clinical trial services under an agreement with Cell Therapeutics. We are seeking payment of approximately $0.7 million for unpaid services and expenses. Cell Therapeutics has counterclaimed, claiming vexatious litigation and seeking $3.8 million for refunds of prior payments, $4.6 million for lost investments, approximately $20.3 million for expenses incurred, and unspecified damages for loss of commercial reputation and profits. We believe these counterclaims are without merit and are vigorously contesting them. In July 2004, the International Court of Arbitration conducted a hearing on this matter in Geneva, Switzerland, and a ruling is expected in 2005.
      We are also currently involved, as we are from time to time, in legal proceedings that arise in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no other litigation pending that could materially harm our results of operations and financial condition.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information concerning our directors and executive officers:

Name	Age	Position

Patrick K. Donnelly	47	President, Chief Executive Officer, and Director (term expiring in 2005)
David W. Dockhorn	44	Executive Vice President of Global Clinical Operations
Erich Mohr	50	Executive Vice President and Chief Scientific Officer
James C. Powers	53	Executive Vice President of Worldwide Business Development and Secretary
J. Matthew Bond	44	Senior Vice President, Chief Financial Officer, Assistant Treasurer, and Assistant Secretary
Ken Newport	39	Senior Vice President of Worldwide Business Development
Monika Pietrek	48	Senior Vice President of Global Medical and Safety Services
Bruce A. Teplitzky	49	Senior Vice President of Strategic Business Development
William M. (Bucky) Walsh, III	46	Senior Vice President of Business Services and Strategic Programs
Jean-Pierre L. Conte	41	Chairman (term expiring in 2006)
Melvin D. Booth	60	Director (term expiring in 2007)
Robert E. Conway	51	Director (term expiring in 2007)
Armin Kessler	67	Director (term expiring in 2006)
Robert J. Weltman	40	Director (term expiring in 2005)

Patrick K. Donnelly, President, Chief Executive Officer, and Director
      Patrick K. Donnelly joined us in 1994, serving first as an outside board member and then as executive vice president and chief financial officer in 1996. In 2001, Mr. Donnelly was named PRA’s president and chief operating officer, and subsequently, chief executive officer in 2002. Before joining PRA, Mr. Donnelly was president of Virginia Capital L.P. and Vedcorp, LLC, two affiliated venture capital firms located in Richmond, Virginia. Mr. Donnelly also spent eight years with BancBoston Capital. Mr. Donnelly received his M.B.A. from Pennsylvania State University in 1984 and received his B.A. from the University of Missouri in 1980.

David W. Dockhorn, Ph.D., Executive Vice President of Global Clinical Operations
      David W. Dockhorn, Ph.D., was named executive vice president of global clinical operations in 2003. He joined PRA in 1997 as the vice president of operations and regional director of the Lenexa, Kansas operations and in 2001 was named senior vice president of clinical trials services of North American clinical operations for PRA. Prior to that, he served as senior vice president for the Lenexa, Kansas regional office and San Diego, California operations. Previously, he worked for International Medical Technical Consultants, Inc., or IMTCI, a CRO which was acquired by PRA in 1997. Dr. Dockhorn received his Ph.D. in neuroscience from Texas Tech University.

Erich Mohr, Ph.D., Executive Vice President and Chief Scientific Officer
      Erich Mohr, Ph.D., RPsych, joined PRA in 2002 as executive vice president and chief scientific officer with the acquisition of CroMedica International Inc. Dr. Mohr co-founded CroMedica in 1995, and served as chief executive officer at the time of the acquisition. Dr. Mohr was the scientific director of the Institute of Mental Health Research, and previously the associate director of research for the Royal

Ottawa Hospital. Dr. Mohr earned his Ph.D. in neuropsychology in 1982 and M.S. in neuropsychology in 1980, both from the University of Victoria, British Columbia, Canada. Also in British Columbia, Canada, Dr. Mohr became certified as a registered psychologist, with a specialization in neuropsychology. In 1977, Dr. Mohr received a bachelor’s degree in psychology and in 1976 he received a B.S. in chemistry/biology, both from the University of the Pacific.

James C. Powers, Executive Vice President of Worldwide Business Development and Secretary
      James C. Powers is executive vice president of worldwide business development and secretary of PRA. Mr. Powers joined PRA in 1988 as vice president and general manager. He became president of North American operations in 1992 and was named executive vice president of worldwide business development in 1996. Prior to joining us, Mr. Powers was vice president at University Technology Corporation from 1985 to 1988. From 1973 to 1985, Mr. Powers worked at Clairol, Inc. Mr. Powers received a B.S. in Administration and Management Science from Carnegie Mellon University in 1973.

J. Matthew Bond, Senior Vice President, Chief Financial Officer, Assistant Treasurer, and Assistant Secretary
      J. Matthew Bond joined PRA as vice president-finance and accounting in 2001, and was appointed senior vice president and chief financial officer of PRA in 2002. Before joining PRA, Mr. Bond worked as vice president for a division of Marriott International, Inc. since 1997. He also spent 11 years with a major public accounting firm. Mr. Bond is a Certified Public Accountant and holds a B.S. in business from Wake Forest University. He is a board member of Concept Interiors, Inc.

Ken Newport, Senior Vice President of Worldwide Business Development
      Ken Newport joined PRA in 2002 as senior vice president of business development, prior to which he was president and co-founder of CroMedica. Mr. Newport established an accounting firm in 1986 and practiced as a Chartered Accountant until 1996. Mr. Newport is a Chartered Accountant who holds a Masters of Accounting degree from the University of Waterloo. Mr. Newport is a board member of Zelos Therapeutics Inc. and the Ottawa Life Sciences Council.

Monika Pietrek, M.D., Ph.D., Senior Vice President of Global Medical and Safety Services
      Monika Pietrek, M.D., Ph.D., joined PRA in 1996 as the director of safety management services and in 2004 was named senior vice president of global medical and safety services. Since 1999, she served as vice president for the Mannheim, Germany operations. Dr. Pietrek received her M.D. and Ph.D. from University of Frankfurt, Germany and her M.Sc. in epidemiology from the London School for Hygiene & Tropical Medicine, London, United Kingdom.

Bruce A. Teplitzky, Senior Vice President of Strategic Business Development
      Bruce A. Teplitzky was named senior vice president of strategic business development in 2003. He joined PRA in early 1996 as vice president of operations and regional director. In 2000, he was promoted to senior vice president of clinical operations. In 2002, he became senior vice president of global business development. Prior to joining PRA, Mr. Teplitzky worked for Stuart Pharmaceuticals (now AstraZeneca), and at Corning Besselaar. Mr. Teplitzky earned his M.M.S. in clinical microbiology at the Emory University School of Medicine. He received his B.S. from Emory University in biologic sciences.

William M. (Bucky) Walsh, III, Senior Vice President of Business Services and Strategic Programs
      William M. (Bucky) Walsh, III, joined PRA in 1985, and was named senior vice president of business services in 2002. Mr. Walsh has been with PRA for more than 19 years, and has held numerous positions, including program analyst, director of systems and information technology, and vice president of systems management. While at PRA in 1991, Mr. Walsh earned an M.B.A. from James Madison University. In 1980, Mr. Walsh graduated with a B.A. from the University of Virginia.

Jean-Pierre L. Conte, Chairman
      Jean-Pierre L. Conte is currently chairman, managing director, and limited partner of Genstar Capital, L.P., the manager of Genstar Capital Partners III, L.P., a private equity limited partnership. Mr. Conte joined Genstar in 1995. Prior to joining Genstar, Mr. Conte was a principal for six years at the NTC Group, Inc., a private equity investment firm. He has served as a director, chairman of the board, and a member of the compensation committee of PRA since 2001. He has also served as a director and member of the compensation committee of BioSource International, Inc. since 2000, and interim chairman, then chairman, of BioSource’s board of directors since 2001. Mr. Conte has also served as a director and as the chairman of the compensation committee of North American Energy Partners, Inc. since 2003, as chairman of the board of directors of Altra Industrial Motion, Inc. since December 2004, and as a director of Propex Fabrics, Inc. since December 2004. Mr. Conte has also served as a member of the Management Committee of AP Enterprises Holdings, LLC since May 2004. Mr. Conte holds an M.B.A. from Harvard University and a B.A. from Colgate University.

Melvin D. Booth, Director
      Melvin D. Booth is currently a part-time employee of MedImmune Ventures, Inc. Mr. Booth was the president and chief operating officer of MedImmune, Inc. from October 1998 through December 2003. Prior to joining MedImmune, Inc., he was president, chief operating officer, and a member of the board of directors of Human Genome Sciences, Inc. Mr. Booth is currently a board member of NovaScreen Biosciences Corporation, Focus Technologies, Inc., Ventria Bioscience, Prestwick Pharmaceuticals, Inc. and Millipore Corporation. Mr. Booth graduated with honors and holds an honorary Doctor of Science degree from Northwest Missouri State University. He is a Certified Public Accountant.

Robert E. Conway, Director
      Robert E. Conway is currently the chief executive officer of Array BioPharma Inc., which he joined in November 1999. Prior to joining Array BioPharma, Mr. Conway was the chief operating officer and executive vice president of the Clinical Trials Division of Hill Top Research, Inc., which he joined in 1996. Mr. Conway serves on the boards of directors of Array BioPharma and DEMCO, Inc. Mr. Conway received a B.S. in accounting from Marquette University and an M.B.A. from the University of Cincinnati, and is a Certified Public Accountant.

Armin Kessler, Director
      Armin Kessler is an experienced global pharmaceutical and biotech industry executive. Prior to his retirement in 1995, Mr. Kessler held many executive positions at Hoffman-LaRoche AG, including chief operating officer and head of the pharmaceutical division. Mr. Kessler has also held executive positions at Sandoz, and has been a member of the board of directors of Genentech and Syntex, as well as the president of the European Federation of Pharmaceutical Industry Associations. He became a director of PRA in January 2005 and currently is also a director of Spectrum Pharmaceuticals, Gen-Probe Incorporated, Actelion, and The Medicines Company. Mr. Kessler received a B.S. from the University of Pretoria, South Africa, a B.S. from the University of Cape Town, a J.D. from Seton Hall University, and an Honorary Doctorate of Business Administration from University of Pretoria, South Africa. Mr. Kessler qualified as a U.S. patent attorney in 1972. Mr. Kessler currently serves on both our compensation and nominating and corporate governance committees.

Robert J. Weltman, Director
      Robert J. Weltman is currently a managing director of Genstar Capital, L.P., the manager of Genstar Capital Partners III, L.P., a private equity limited partnership. Mr. Weltman joined Genstar in 1995. Prior to joining Genstar, from 1993 to 1995, he was an associate with Robertson, Stephens & Company, an investment banking firm. From 1991 to 1993, he worked for Salomon Brothers Inc. as a financial analyst. He has served as a director of PRA since 2001 and of BioSource International, Inc. since 2000.

Mr. Weltman has also served as a member of the Management Committee of AP Enterprises Holdings, LLC since May 2004, and as a director of Woods Equipment Company, LLC since June 2004, and AXIA Health Management, LLC since December 2004. Mr. Weltman holds an A.B. in chemistry from Princeton University.
Board of Directors
      The size of our board of directors has been fixed at seven members who are divided into three classes, with each director serving a three-year term and one class being elected at each annual stockholder’s meeting. At each annual meeting, our stockholders will elect the successors to our directors. Our executive officers and key employees serve at the discretion of our board of directors. Directors may be removed with or without cause by the affirmative vote of the holders of a majority of the common stock. Our committees are comprised of a majority of independent directors as required under the applicable rules of The Nasdaq Stock Market. We expect that by November 2005 our board of directors will be comprised of a majority of independent directors and our audit, compensation, and nominating and corporate governance committees will be comprised entirely of independent directors.
Committees of Our Board of Directors
      Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and three standing committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of The Nasdaq Stock Market and applicable law.
      Audit Committee. Our audit committee is directly responsible for, among other things, the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The oversight includes reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving any additional professional services provided by the independent registered public accounting firm, and reviewing the independence of the independent registered public accounting firm. The committee also reviews with the independent registered public accounting firm and relevant financial management the adequacy and effectiveness of the accounting and financial reporting controls, and discusses any significant matters regarding internal control over financial reporting that come to its attention during the completion of the audit. Our audit committee currently comprises Mr. Booth, who is the chair of the committee, Mr. Conway, and Mr. Weltman. Our board of directors has determined that Mr. Booth and Mr. Conway are independent directors within the meaning of applicable Nasdaq listing requirements. Our audit committee has determined that Mr. Booth is an audit committee financial expert as that term is defined under the Securities Exchange Act of 1934.
      Compensation Committee. The compensation committee is responsible for determining compensation for our executive officers and administering our stock option plans and other compensation programs. The compensation committee is also responsible for establishing, periodically re-evaluating, and, where appropriate, adjusting and administering policies concerning compensation of our management. Our compensation committee currently comprises Mr. Conway, who is the chair of the committee, Mr. Kessler, and Mr. Conte.
      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for assisting the board of directors in selecting new directors, evaluating the overall effectiveness of the board of directors, and reviewing developments in corporate governance compliance. Our nominating and corporate governance committee currently comprises Mr. Conte, who is the chair of the committee, Mr. Kessler, and Mr. Conway. The board has determined that Mr. Kessler and Mr. Conway are independent directors within the meaning of applicable Nasdaq listing requirements.

Director Compensation
      Our non-employee directors who are not affiliated with Genstar receive a $35,000 annual retainer and a $1,500 fixed fee for attending each board and committee meeting ($750 for attending telephonically). Our audit committee chair receives an additional $15,000 per year, and other committee chairs receive an additional $10,000 per year. Non-employee directors who are not affiliated with Genstar receive an initial award of options exercisable for 40,000 shares of common stock and an additional award of options exercisable for 10,000 shares after each year of service. We also reimburse our directors for their reasonable expenses incurred in connection with attending board and committee meetings. Mr. Donnelly is employed by us and is not separately compensated for his service as a director.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a director or member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a director or member of our compensation committee.
Executive Compensation
      The following table sets forth all compensation paid to our chief executive officer and each of the four other most highly compensated executive officers whose salary and bonuses exceeded $100,000 during the year ended December 31, 2004 and all compensation to such persons during the year ended December 31, 2003. We refer to these executives as our named executive officers.
Summary Compensation Table

						Long Term
						Compensation
		Annual Compensation				Awards

						Securities
				Other Annual		Underlying
		Salary	Bonus	Compensation		Options
Name and Principal Position	Year	($)	($)	($)(1)		(#)

Patrick K. Donnelly	2004	315,000	217,757	472,261	(2)	90,000
President, Chief Executive Officer,	2003	243,333	181,250	16,893	(3)	—
and Director
David W. Dockhorn	2004	222,500	84,870	195,967	(4)	50,000
Executive Vice President of Global	2003	204,375	75,000	20,173	(5)	—
Clinical Operations
Erich Mohr(6)	2004	284,266	109,776	78,442	(7)	50,000
Executive Vice President and Chief	2003	240,539	116,697	16,911	(8)	—
Scientific Officer
James C. Powers	2004	199,375	128,421	283,345	(9)	50,000
Executive Vice President of	2003	194,458	75,000	32,348	(10)	—
Worldwide Business Development and Secretary
Bruce A. Teplitzky	2004	194,375	178,673	172,227	(11)	25,000
Senior Vice President of Strategic	2003	189,166	56,250	26,348	(12)	—
Business Development

(1)	Includes payments, in the amounts specified below, made to all of our employee option holders at the rate of $0.94 per option in connection with a tender offer transaction in January 2004. We refer to these as option bonus payments.

(2)	Represents option bonus payments of $445,554, car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $9,022, contributions by PRA to life insurance of $48, contributions by PRA to long-term disability of $252, contributions by PRA to short-term disability of $384, and contributions by PRA to 401(k) of $5,001.

(3)	Represents car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $1,780, contributions by PRA to life insurance of $66, contributions by PRA to long-term disability of $270, contributions by PRA to short-term disability of $408, and contributions by PRA to 401(k) of $2,369.

(4)	Represents option bonus payments of $177,190, car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $6,093, contributions by PRA to life insurance of $48, contributions by PRA to long-term disability of $252, and contributions by PRA to short-term disability of $384.

(5)	Represents car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $6,363, contributions by PRA to life insurance of $66, contributions by PRA to long-term disability of $270, contributions by PRA to short-term disability of $408, and contributions by PRA to 401(k) of $1,066.

(6)	Erich Mohr is compensated in Canadian dollars. All amounts related to his compensation have been converted from Canadian dollars to U.S. dollars using the average exchange rate for fiscal year 2004 of Cdn $1.3015 per US$1.00 and Cdn $1.3925 for fiscal year 2003.

(7)	Represents option bonus payments of $60,320, car allowance of $9,797, fitness allowance of $1,484, and contributions by PRA to life insurance of $6,841.

(8)	Represents car allowance of $9,155, fitness allowance of $1,383, and contributions by PRA to life insurance of $6,373.

(9)	Represents option bonus payments of $248,820, car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $15,341, contributions by PRA to life insurance of $48, contributions by PRA to long-term disability of $252, contributions by PRA to short-term disability of $384, and contributions by PRA to 401(k) of $6,500.

(10)	Represents car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $13,604, contributions by PRA to life insurance of $66, contributions by PRA to long-term disability of $270, contributions by PRA to short-term disability of $408, and contributions by PRA to 401(k) of $6,000.

(11)	Represents option bonus payments of $144,202, car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $15,341, contributions by PRA to life insurance of $48, contributions by PRA to long-term disability of $252, and contributions by PRA to short-term disability of $384.

(12)	Represents car allowance of $10,800, club allowance of $1,200, contributions by PRA to health insurance of $13,604, contributions by PRA to life insurance of $66, contributions by PRA to long-term disability of $270, and contributions by PRA to short-term disability of $408.
Stock Option Grants in 2004
      The following table reflects the stock options granted during the past fiscal year to the named executive officers pursuant to our 2004 Incentive Award Plan. No stock appreciation rights were granted to the named executive officers during 2004. Unless otherwise noted, all options granted during the past fiscal year expire seven years from the date of grant. If the optionee’s employment is terminated for cause, any vested or unvested portion of the option will terminate. Under the option agreement, “cause” is defined as the optionee’s failure to perform duties; material harm to PRA; conviction of a felony or crime involving moral turpitude, fraud or misrepresentation; or misappropriation or embezzlement of PRA funds or assets. In addition, if the optionee’s employment is terminated for any reason other than death, disability or cause, the unvested portion of the option will terminate and the optionee will have thirty days to exercise any vested portion of the option. Upon the optionee’s death or disability, a pro rata portion of the option will vest, based on the amount that would vest on the next anniversary of the grant date, and be exercisable by the optionee’s beneficiary or estate for eighteen months or, if earlier, until the seventh anniversary of the grant date. For a specified noncompetition period, if a named competitor engages or employs the optionee for services substantially similar to services the optionee performed for us, the optionee will forfeit all vested and unvested rights under the option agreement. The noncompetition period is defined as the employment period plus a specified post-employment period depending on the optionee’s status at the grant date. Currently, the post-employment period is six months for vice presidents, nine months for senior vice presidents, and twelve months for board members and executive officers. If the optionee violates the noncompetition provision, we have the right to repurchase shares the optionee acquired on exercise or to require reimbursement of any proceeds the optionee received from any sale or other disposition of such shares. The optionee also must return any dividends or other distributions paid on such shares.
OPTION GRANTS IN 2004

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(2)
	Options	Employees in	Base Price	Expiration
Name	Granted (#)	Fiscal Year(1)	($/Sh)	Date	5% ($)	10% ($)

Patrick K. Donnelly	90,000	8.16%	19.00	11/17/2011	696,142	1,622,306
David W. Dockhorn	50,000	4.54%	19.00	11/17/2011	386,745	901,281
Erich Mohr	50,000	4.54%	19.00	11/17/2011	386,745	901,281
James C. Powers	50,000	4.54%	19.00	11/17/2011	386,745	901,281
Bruce A. Teplitzky	25,000	2.27%	19.00	11/17/2011	193,373	450,641

(1)	Computed based on a total of 1,102,500 common shares underlying stock options granted to our employees during 2004.

(2)	Amounts of potential realizable value represent hypothetical gains that could be achieved for the respective stock options if exercised at the end of the option term, based on assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	multiplying the number of shares of common stock subject to the stock option by the initial public offering price of $19.00 per share;

•	assuming that the aggregate share value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the balance of the term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common share price. Actual gains, if any, on stock option exercises will depend upon the future performance of our common stock.
Option Exercises in 2004 and Option Values at December 31, 2004
      The following table sets forth, for our named executive officers, certain information concerning options exercised during fiscal 2004 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2004. For purposes of computing value realized from the exercise of options in 2004, the fair market value for periods prior to our initial public offering was determined by reference to the exercise price of options granted closest to the date that a named executive officer exercised options. For those options exercised in association with our initial public offering, the public offering price was used. The values for “in-the-money” options are calculated by determining the difference between the fair market value of the securities underlying the options as of December 31, 2004 ($25.09 per share) and the exercise price of the officer’s options:

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-The-Money Options at
	Acquired on	Value	December 31, 2004 (#)		December 31, 2004 ($)
	Exercise	Realized
	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Patrick K. Donnelly	138,008	1,189,847	368,736	194,000	7,835,724	2,737,514
David W. Dockhorn	177,074	1,430,620	121,526	137,000	2,532,263	1,868,760
Erich Mohr	—	—	48,000	66,000	889,320	600,940
James C. Powers	439,312	4,016,527	198,000	116,000	4,160,734	1,691,411
Bruce A. Teplitzky	125,153	1,021,905	72,971	72,000	1,473,306	1,137,910
Securities Authorized for Issuance Under Equity Compensation Plans
      The following table sets forth certain information as of December 31, 2004 with respect to our compensation plans, all of which have been approved by our stockholders, under which equity securities of the Company are authorized for issuance.

Number of Securities		Number of Securities Remaining
to be Issued Upon	Weighted-average	Available for Future Issuance Under
Exercise of	Exercise Price of	Equity Compensation Plans (excluding
Outstanding Options,	Outstanding Options,	securities
Warrants and Rights(a)	Warrants and Rights	reflected in column(a))

3,398,981	$8.46 per share	2,023,738
Equity Compensation Plans
      In connection with the initial public offering our board of directors adopted the 2004 Incentive Award Plan, or the Incentive Plan, which was submitted to our stockholders for approval. The Incentive Plan terminates on the earlier of ten years after stockholder approval or when the board of directors terminates the Incentive Plan. The Incentive Plan provides for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards, and stock payments, all of which we collectively call awards, to our employees, consultants, and directors.
Share Reserve
      Reserved for issuance under the Incentive Plan, as of May 15, 2005, upon grant or exercise of awards are 2,000,000 shares of our common stock plus 3,553,049 shares which have not been issued under the prior plans or may be forfeited under outstanding options under the prior plans. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than 750,000 shares may be granted pursuant to awards which are intended to be performance-based compensation within the meaning of Code Section 162(m) to any one participant in a twelve-month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan, and shares and option prices subject to awards outstanding under the Incentive Plan may be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations, or other distributions of our assets.
      Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise, and shares tendered to us to pay the exercise price of an option or other award may be available for future grants of awards under the Incentive Plan. In addition, shares subject to stock awards that have expired, been forfeited, or otherwise terminated without having been exercised may be subject to new awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

Administration
      Generally, the compensation committee of our board administers the Incentive Plan. However, with respect to awards made to our non-employee directors or to individuals subject to Section 16 of the Exchange Act, the full board acts as the administrator of the Incentive Plan. The committee or the full board, as appropriate, has the authority to:

•	select the individuals who will receive awards;

•	determine the type or types of awards to be granted;

•	determine the number of awards to be granted and the number of shares to which the award relates;

•	determine the terms and conditions of any award, including the exercise price and vesting;

•	determine the terms of settlement of any award;

•	prescribe the form of award agreement;

•	establish, adopt, or revise rules for administration of the Incentive Plan;

•	interpret the terms of the Incentive Plan and any matters arising under the Incentive Plan; and

•	make all other decisions and determinations as may be necessary to administer the Incentive Plan.
      The compensation committee may delegate its authority to grant or amend awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code, or the officers to whom the authority to grant or amend awards has been delegated.
      The compensation committee, with the approval of the board, may also amend the Incentive Plan. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, or The Nasdaq National Market rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the Incentive Plan or to extend the term of an option beyond ten years.
Eligibility
      Awards under the Incentive Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors, and our consultants and advisors. However, options which are intended to qualify as ISOs may be granted only to employees.
Awards
      The following briefly describes the principal features of the various awards that may be granted under the Incentive Plan.
      Options. Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, in shares of our common stock which have been held by the option holder for at least six months, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or such other methods as the compensation committee may approve from time to time. The compensation committee may at anytime substitute SARs for options granted under the Incentive Plan. Options may take two forms, nonstatutory options, or NSOs, and incentive stock options, or ISOs.
      NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs will also provide for exercise for a period of at least one year after the participant’s death. NSOs may be granted at such price as the compensation committee may determine but not less than the fair market value of our common stock on the date of grant.

      ISOs will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions, ISOs must:

•	have an exercise price not less than the fair market value of our common stock on the date of grant, or if granted to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of our classes of stock (10% stockholders), then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

•	be granted only to our employees and employees of our subsidiary corporations;

•	expire within a specified time following the option holder’s termination of employment;

•	be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

•	not be exercisable for the first time in any calendar year with respect to stock granted under any of our stock option plans with an aggregate fair market value (determined at the grant date) in excess of $100,000 (calculated by multiplying the number of shares first exercisable by the applicable exercise price).
      No ISO may be granted under the Incentive Plan after ten years from the date the Incentive Plan is approved by our stockholders.
      Restricted Stock. A restricted stock award is the grant of shares of our common stock at a price (which may be zero) determined by the compensation committee, is nontransferable, and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock, or receive dividends on such shares, or both.
      Stock Appreciation Rights. SARs provide for payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will entitle the holder only to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in cash, our common stock, or any combination of the two at such time as is specified in the SAR agreement.
      Restricted Stock Units. Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we shall deliver to the holder of the restricted stock unit unrestricted shares of our common stock which will be freely transferable.
      Dividend Equivalents. Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an award (other than a dividend equivalent award) held by the participant.
      Performance Awards. Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the award is intended to meet the requirements of “qualified performance based compensation” and therefore be deductible under Section 162(m) of the Code, then the performance criteria upon which the award will be based shall be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation, and amortization), economic value added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including operating cash flow, free cash flow, and other cash flow measures), return on capital, return on assets (net or gross), return on stockholders’ equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.
      Stock Payments. Payments to participants of bonuses or other compensation may be made under the Incentive Plan in the form our common stock.
      Deferred Stock. Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.
Changes in Control
      All awards granted under the Incentive Plan will become exercisable in full upon the occurrence of a change in control (as defined in the Incentive Plan), unless the award is assumed by any successor in such change in control, or the award agreement otherwise provides. In connection with a change in control, the compensation committee may cause the awards to terminate but shall give the holders of the awards the right to exercise outstanding awards or receive other rights under the awards outstanding for some period of time prior to the change in control, even though the awards may not be exercisable or otherwise payable. Additionally, the committee may provide that all restrictions imposed on some or all shares of restricted stock, restricted stock units, and deferred stock shall lapse.
Adjustments Upon Certain Events
      The number and kind of securities subject to an award and the exercise price or base price may be adjusted in the discretion of the committee to reflect any stock dividends, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, or other distribution (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events the committee may provide (i) for the termination of any awards in exchange for cash equal to the amount the holders would otherwise be entitled if they had exercised the awards, (ii) for the full vesting, exercisability or payment of any award, (iii) for the assumption of such award by any successor, (iv) for the replacement of such award with other rights or property, (v) for the adjustment of any combination of the number, type of shares, and the terms and conditions of the awards which may be granted in the future, or (vi) that awards cannot vest, be exercised or become payable after such event.
Awards Not Transferable
      Generally, the awards may not be pledged, assigned, or otherwise transferred other than by will or by laws of descent and distribution. The committee may allow awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder’s family, charitable institutions, or trusts for the benefit of family members. In addition, the committee may allow awards to be transferred to so-called “blind trusts” by a holder of an award who is terminating employment in connection with the holder’s service with the government or an educational or other non-profit institution.

Miscellaneous
      As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the committee to disapprove of such use.
      The Incentive Plan will expire and no further awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

Prior Plans
      Prior to our initial public offering we provided equity compensation to our employees, consultants, and directors, pursuant to three plans: the PRA International (formerly PRA Holdings, Inc.) Stock Option Plan, the PRA International, Inc. 1997 Stock Option Plan, and the PRA International, Inc. Amended and Restated 1993 Stock Option Plan, which are sometimes referred to collectively in this prospectus as the prior plans. As of May 15, 2005, 2,655,549 options to purchase shares of our common stock remained outstanding under the prior plans. The kind and number of shares of stock subject to the options and the exercise price may be adjusted to reflect any changes in our capitalization due to stock splits, reorganizations, recapitalizations, reverse stock splits, stock dividends, consolidations, merger, or other similar events.
      In connection with the adoption of the Incentive Plan, the prior plans were terminated in accordance with their terms, and no further options may be granted under the prior plans, although any options previously granted will remain outstanding and exercisable in accordance with their terms. The prior plans are administered by the compensation committee.
Employment Agreements
Patrick K. Donnelly
      In October 2004, we entered into an amended employment agreement with Patrick K. Donnelly, PRA’s president and chief executive officer. Under this agreement, Mr. Donnelly will receive an annual salary of $325,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in PRA’s executive bonus plan with an annual bonus target of $195,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Mr. Donnelly terminates his employment for good reason, Mr. Donnelly will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change in control of PRA, Mr. Donnelly is terminated without cause, is terminated by reason of disability, or terminates his employment for good reason, then Mr. Donnelly will be entitled to severance payments equal to two years’ base salary and benefits. Mr. Donnelly is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change in control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended. This tax gross up is designed to put Mr. Donnelly in the position he would have occupied if such excise tax did not apply. Mr. Donnelly is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by the Board, a diminution of his position, title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.
David W. Dockhorn
      In October 2004, we entered into an amended employment agreement with David W. Dockhorn, Ph.D., PRA’s executive vice president of global clinical operations. Under this agreement, Dr. Dockhorn will receive an annual salary of $225,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in PRA’s executive bonus plan with an annual bonus target of $100,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Dr. Dockhorn terminates his employment for good reason, Dr. Dockhorn will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change in control of PRA, Dr. Dockhorn is terminated without cause, terminated by reason of disability, or terminates his employment for good reason, then Dr. Dockhorn will be entitled to severance payments equal to two years’ base salary and benefits. Dr. Dockhorn is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change in control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended. This tax gross up is designed to put Dr. Dockhorn in the position he would have occupied if such excise tax did not apply. Dr. Dockhorn is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by the Board, a diminution of his position, title, authority or responsibilities, or the requirement to relocate more than 20 miles from his then current location.
Erich Mohr
      In October 2004, we entered into an amended employment contract with Erich Mohr, Ph.D., PRA’s executive vice president and chief scientific officer. Under this agreement, Dr. Mohr will receive an annual salary of Cdn $375,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in PRA’s executive bonus plan with an annual bonus target of Cdn $145,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Dr. Mohr terminates his employment for good reason, Dr. Mohr will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change in control of PRA, Dr. Mohr is terminated without cause, is terminated by reason of disability, or terminates his employment for good reason, then Dr. Mohr will be entitled to severance payments equal to two years’ base salary and benefits. Dr. Mohr is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change in control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended, or any Canadian equivalent thereof. This tax gross up is designed to put Dr. Mohr in the position he would have occupied if such excise tax did not apply. Dr. Mohr is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by the Board, a diminution of his position, title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.
James C. Powers
      In October 2004, we entered into an amended employment agreement with James C. Powers, PRA’s executive vice president of worldwide business development and secretary. Under this agreement, Mr. Powers will receive an annual salary of $200,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in PRA’s executive bonus plan with an annual bonus target of $135,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Mr. Powers terminates his employment for good reason, Mr. Powers will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change of control of PRA, Mr. Powers is terminated without cause, is terminated by reason of disability, or terminates his employment for good reason, then Mr. Powers will be entitled to severance payments equal to two years’ base salary and benefits. Mr. Powers is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change of control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended. This tax gross up is designed to put Mr. Powers in the position he would have occupied if such excise tax did not apply. Mr. Powers is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by the Board, a diminution of his title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.
Bruce A. Teplitzky
      In October 2004, we entered into an amended employment agreement with Bruce A. Teplitzky, PRA’s senior vice president of strategic business development. Under this agreement, Mr. Teplitzky will receive an annual salary of $195,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in PRA’s executive bonus plan with an annual bonus target of $120,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Mr. Teplitzky terminates his employment for good reason, Mr. Teplitzky will be entitled to severance payments equal to nine months base salary and benefits. If, within twelve months after a change of control of PRA, Mr. Teplitzky is terminated without cause, is terminated by reason of disability, or terminates his employment for good reason, then Mr. Teplitzky will be entitled to severance payments equal to eighteen months base salary and benefits. Mr. Teplitzky is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change of control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended. This tax gross up is designed to put Mr. Teplitzky in the position he would have occupied if such excise tax did not apply. Mr. Teplitzky is subject to a noncompete for the duration of his employment and, following his termination, for a period of nine months. The agreement defines good reason to mean a material breach by the Board, a diminution of his title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Repayment of Pre-IPO Loans to Executive Officers
      In December 2001, Mr. Donnelly exercised options to purchase 270,176 shares of our common stock and issued to us a $400,582 promissory note bearing interest at 4.75% per year in connection with this exercise. Thereafter, in January 2004, certain of our executive officers exercised options to purchase shares of our common stock by issuing to us promissory notes bearing interest at 4.00% per year. We received these notes for option exercises by Mr. Donnelly ($276,488 for 138,008 shares), Dr. Dockhorn ($550,000 for 157,600 shares), Mr. Powers ($651,163 for 439,312 shares), Mr. Teplitzky ($199,503 for 92,132 shares), and Dr. Pietrek ($67,025 for 51,220 shares). In connection with our initial public offering, each of these executive officers discharged all of their obligations to us under these notes.
Management Fees Paid to Genstar Capital, L.P.
      In June 2001, we entered into a management agreement with Genstar Capital, L.P. for management and financial advisory services and oversight to be provided to us and our subsidiaries. Under the management agreement, we paid Genstar a management fee of $800,000 per annum from June 2001 through our initial public offering in November 2004. In addition, in connection with our recapitalization in June 2001, we paid a fee of $2.0 million to Genstar for its investment banking and consulting services. Mr. Conte is the chairman, a managing director, and a limited partner of Genstar Capital, L.P. Mr. Weltman is a managing director of Genstar Capital, L.P. Genstar Capital, L.P. is the manager of Genstar Capital Partners III, L.P.
Pharma eMarket, LLC
      We own 20% of the membership interests of Pharma eMarket, LLC, a provider of staffing services. Patrick K. Donnelly is a director of Pharma eMarket. David W. Dockhorn owns 4.8% of the membership interests in Pharma eMarket. In addition, The Robert J. Dockhorn Revocable Trust owns 4.8% of the membership interests of Pharma eMarket. Robert J. Dockhorn is the father of David W. Dockhorn. We paid approximately $100,000 to Pharma eMarket for staffing services rendered to us in 2004.
Leased Facilities from Dockhorn Properties, LLC and The Beverly W. Dockhorn Revocable Trust
      Since 1997, we have leased three buildings from Dockhorn Properties, L.L.C. David W. Dockhorn holds a 5% membership interest in Dockhorn Properties, L.L.C. For one of the buildings, the lease term expires on December 31, 2009, with a five year renewal option. For the other two buildings, the lease expires on June 30, 2005. The lease features fixed annual rent increases of approximately 2.7%. From 1997 until September 30, 2004, we leased certain facilities from the Beverly W. Dockhorn Revocable Trust. Beverly W. Dockhorn is Dr. Dockhorn’s mother. We paid rents under the leases of approximately $1.6 million in 2004 and $1.4 million in 2003.
Registration Rights Agreement
      Certain of our stockholders have entered into a registration rights agreement with us, under which they may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations. We are required to pay all registration expenses in connection with the first six of these demand registrations under the registration rights agreement. If one of these parties exercises a demand registration right, the other existing stockholders are entitled to notice of the registration and may include their shares of common stock in the registration. Our registration rights agreement also grants “piggyback” registration rights in connection with registered offerings of common stock that we initiate, for which we must pay all expenses. We have filed the registration statement of which this prospectus is a part to satisfy certain of our obligations under that registration rights agreement.

Stockholders Agreement
      We have entered into agreements with certain stockholders that contain provisions requiring certain of our stockholders to submit to a sale of PRA upon the satisfaction of stated conditions; allow all stockholders to participate in certain transfers proposed by the majority stockholders; provide a right of first refusal in our favor and in favor of certain of our stockholders with respect to sales by certain of our stockholders; grant preemptive rights to certain stockholders should we undertake to issue new securities upon certain conditions being met; and in some instances grant “piggyback” registration rights under the registration rights agreement described above.
Nomination of Directors
      Under an agreement we entered into with Genstar Capital Partners III, L.P., and Stargen III, L.P., each of Genstar and Stargen has the right to elect one of our directors so long as it holds any shares of our common stock.
Employment Agreements
      We have employment agreements with certain of our named executive officers, as described above in “Employment Agreements.”
Exchangeable Stock
      Prior to our initial public offering in November 2004, we consummated the exchange of certain shares of our subsidiary, 4063988 Canada Inc., into shares of our common stock under an agreement with the subsidiary and holders of the exchangeable stock.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of May 15, 2005, for:

•	each person or group known to us to beneficially own more than 5% of our capital stock on a fully diluted basis;

•	each of the executive officers named in the Summary Compensation Table;

•	each of our directors;

•	each of the selling stockholders; and

•	all of our directors and executive officers as a group.
Unless otherwise noted, the address for each director and executive officer is c/o PRA International, 12120 Sunset Hills Road, Suite 600, Reston, Virginia 20190.

							Shares Beneficially
							Owned After This
	Shares Beneficially			Shares Beneficially			Offering with
	Owned Prior to			Owned After This			the Over-
	This Offering(1)(2)		Shares to be	Offering(1)(2)		Shares to be	Allotment(1)(2)
			Sold in This			Sold in the
	Number	Percent	Offering	Number	Percent	Over-Allotment	Number	Percent

Named Executive Officers
Patrick K. Donnelly(3)	748,262	3.07%	100,000	648,262	2.66%	—	648,262	2.66%
David W. Dockhorn(4)	324,126	1.33%	66,050	258,076	1.06%	—	258,076	1.06%
Erich Mohr(5)	688,023	2.82%	168,900	519,123	2.13%	—	519,123	2.13%
James C. Powers(6)	626,399	2.57%	136,000	490,399	2.01%	—	490,399	2.01%
Bruce A. Teplitzky(7)	200,103	*	30,160	169,943	*	—	169,943	*
Directors
Jean-Pierre L. Conte(8)	8,908,458	39.80%	3,942,721	4,965,737	22.19%	663,055	4,302,682	19.22%
Melvin D. Booth	—	—	—	—	—	—	—	—
Robert E. Conway	—	—	—	—	—	—	—	—
Armin Kessler(9)	30,448	*	—	30,448	*	—	30,448	*
Robert J. Weltman(10)	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group (14 persons)	12,224,206	50.10%	4,591,056	7,633,150	31.28%	663,055	6,970,095	28.56%
Beneficial Owners of 5% or More of the Outstanding Common Stock of PRA International
Genstar Capital III, L.P.(11)	8,908,458	39.80%	3,942,721	4,965,737	22.19%	663,055	4,302,682	19.22%
Caisse de depot et Placement du Quebec(12)	1,668,248	7.45%	738,336	929,912	4.15%	124,167	805,745	3.60%
Other Selling Stockholders
Paribas North America, Inc.	513,821	2.30%	227,408	286,413	1.28%	38,244	248,169	1.11%
The Toronto Dominion Bank	513,821	2.30%	227,408	286,413	1.28%	38,244	248,169	1.11%
WFC Holdings Corporation	461,883	2.06%	204,421	257,462	1.15%	34,378	223,084	1.00%
Ken Newport(13)	308,813	1.27%	74,825	233,988	*	—	233,988	*
William M. Walsh, III(14)	243,120	1.00%	46,400	196,720	*	—	196,720	*
Monika Pietrek(15)	95,220	*	19,000	76,220	*	—	76,220	*
J. Matthew Bond(16)	51,234	*	7,000	44,234	*	—	44,234	*
Lansing Brown Investments, LLC	25,692	*	11,371	14,321	*	1,912	12,409	*

*	Less than 1% beneficial ownership.

(1)	Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of May 15, 2005 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

(2)	For purposes of this table, the number of shares of common stock outstanding as of May 15, 2005 is deemed to be 22,382,491.

(3)	Includes options exercisable for 448,736 shares.

(4)	Includes options exercisable for 166,526 shares.

(5)	Includes options exercisable for 48,000 shares and 313,613 shares owned by Shelley Mohr, Dr. Mohr’s spouse.

(6)	Includes options exercisable for 248,000 shares.

(7)	Includes options exercisable for 107,971 shares.

(8)	Includes 8,599,620 shares owned by Genstar Capital Partners III, L.P. and 308,838 shares owned by Stargen III, L.P. Mr. Conte is the chairman, a managing director, and a limited partner of Genstar Capital, L.P., the manager of Genstar Capital Partners III, L.P. Mr. Conte is a limited partner of Stargen III, L.P. Mr. Conte is a managing member of Genstar III GP LLC, which is the sole general partner of Genstar Capital III, L.P., which is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. In such capacity, Mr. Conte may be deemed to beneficially own shares beneficially held by Genstar Capital Partners III, L.P. and Stargen III, L.P., but disclaims such beneficial ownership.

(9)	Includes 15,224 shares owned by Ann Kessler, Mr. Kessler’s spouse.

(10)	Mr. Weltman is a limited partner of Genstar Capital III, L.P., which is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. Mr. Weltman is a limited partner of Stargen III, L.P. Mr. Weltman does not directly or indirectly have or share voting or investment power over the shares beneficially held by Genstar Capital Partners III, L.P. or Stargen III, L.P.

(11)	Includes 8,599,620 shares owned by Genstar Capital Partners III, L.P., of which Genstar Capital III, L.P. is the sole general partner, and 308,838 shares owned by Stargen III, L.P., of which Genstar Capital III, L.P. is the sole general partner. The address of these stockholders is c/o Genstar Capital, L.P., Four Embarcadero Center, 19th Floor, San Francisco, CA. The natural persons who have investment or voting power for the shares beneficially owned by Genstar Capital III, L.P. are Jean-Pierre L. Conte, Richard D. Paterson, and Richard F. Hoskins.

(12)	Excludes 806,195 shares attributable to this stockholder’s limited partnership interest in Genstar Capital Partners III, L.P., for which the stockholder does not have investment or voting power. The address of this stockholder is 1000 Place Jean-Paul-Riopelle, Montreal, Quebec H2Z 2B3. The natural persons who have investment or voting power for the shares owned by Caisse de depot et Placement du Quebec are determined pursuant to a delegation of authority to specified individuals adopted by its board of directors.

(13)	Includes options exercisable for 36,000 shares and 53,325 shares owned by Christine Newport, Mr. Newport’s spouse.

(14)	Includes options exercisable for 172,000 shares, of which options to purchase 46,400 shares are being exercised in connection with this offering.

(15)	Includes options exercisable for 44,000 shares.

(16)	Includes options exercisable for 41,234 shares, of which options to purchase 7,000 shares are being exercised in connection with this offering.

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 36,000,000 shares of common stock, $0.01 par value. The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock which are contained in our Second Amended and Restated Certificate of Incorporation and our bylaws. As of May 15, 2005, there were 22,382,491 shares of common stock issued and outstanding and approximately 100 holders of record of our common stock.
Common Stock
      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of PRA, the holders of common stock are entitled to receive ratably the net assets of PRA available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no subscription, redemption, or conversion rights. The outstanding shares of common stock are validly issued, fully paid, and nonassessable.
Blank Check Preferred Stock
      Our Second Amended and Restated Certificate of Incorporation permits us to issue up to 4,000,000 shares of our preferred stock from time to time in one or more series, as determined by resolution of our board of directors. Our board of directors has broad discretion to establish the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and the qualifications, limitations, and restrictions on the shares of each series.
Registration Rights
      We have entered into a registration rights agreement which grants Genstar Capital Partners III, L.P., Stargen III, L.P., and Caisse de depot et Placement du Quebec the right to require us to effect the registration of their shares of common stock from time to time. Certain other stockholders are entitled under certain circumstances to include their shares of common stock in such registrations. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Certain Anti-Takeover, Limited Liability and Indemnification Provisions
      As noted above, our board of directors, without stockholder approval, has the authority under our Second Amended and Restated Certificate of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of PRA or make removal of management more difficult.
      Election and Removal of Directors. Our bylaws have been amended to provide that the size of the board of directors shall be fixed as determined from time to time by the board but in no event composed of less than three directors. The directors need not be stockholders. The directors are to be elected at the annual meeting of the stockholders and each director elected shall hold office until his successor is elected and qualified. Any director or the entire board of directors may be removed, either with or without cause, by a majority of the stock represented and entitled to vote. Our board of directors currently comprises six members divided into three classes. Each year the stockholders will elect the members of each class, the term of which expires in that year to a three-year term of office.
      Stockholder Meetings. Our Second Amended and Restated Certificate of Incorporation provides that the stockholders may not call a special meeting of the stockholders of PRA. Instead, special meetings of the stockholders may be called by the president and shall be called by the president or the secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote.
      Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203;

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.
      The three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.
      Limitation of Officer and Director Liability and Indemnification Arrangements. Our Second Amended and Restated Certificate of Incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. Our Second Amended and Restated Certificate of Incorporation also generally provides that we shall indemnify, to the fullest extent permitted by Delaware law, any person who was or is a party or is threatened to be made a party to an action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the person was a director or officer of ours, or is or was serving at our request as a director, officer, employee, or agent of another entity, against expenses, liability, and loss incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.
      These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of PRA.
Transfer Agent and Registrar
      Wachovia Bank, N.A. is the transfer agent and registrar for the common stock.

DESCRIPTION OF SENIOR CREDIT FACILITY
      The summary below describes the principal terms of the agreement that governs our senior revolving credit facility. This summary is qualified in its entirety by the text of the governing agreement, which is included as an exhibit to the registration statement of which this prospectus is a part.
      In December 2004, we entered into a senior revolving credit facility with Wachovia Capital Markets, LLC, as co-lead arranger and sole book manager and Wells Fargo Bank, N.A., as co-lead arranger along with Wachovia Bank, N.A., as administrative agent and issuing lender; each of Wells Fargo Bank, N.A., Canadian Imperial Bank of Commerce, LaSalle Bank N.A., and Keybank N.A., as lenders; and CIBC, as Canadian Dollar lender. Under a separate arrangement with us, Wachovia also serves as the transfer agent and registrar for our common stock. See “Description of Capital Stock— Transfer Agent and Registrar.”
General
      The credit facility provides for a $75.0 million revolving line of credit that terminates in December 2008 or earlier in certain circumstances. At any time within three years of December 2004 and so long as no event of default is continuing, we have the right, in consultation with Wachovia, the administrative agent under the facility, to request increases in the aggregate principal amount of the facility in minimum increments of $5.0 million up to an aggregate increase of $50.0 million (and which would make the total amount available under the facility $125.0 million). The revolving credit facility is available for general corporate purposes (including working capital expenses, capital expenditures, and permitted acquisitions), the issuance of letters of credit and swingline loans for PRA’s account, for the refinancing of certain existing indebtedness, and to pay fees and expenses related to the facility. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. A portion of the facility is also available for alternative currency loans.
Interest and Fees
      The interest rates applicable to loans under the revolving credit facility are floating interest rates that, at PRA’s option, equal a base rate or a LIBOR rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Wachovia as its prime rate in effect at its principal office in New York City, and (b) the overnight federal funds rate plus 0.50%. The LIBOR rate is, with certain exceptions, the rate set forth on the Dow Jones Markets Screen Page 3750 as the interbank offering rate for dollar deposits with maturities comparable to the interest period (1, 2, 3 or 6 months) PRA has chosen. In addition, PRA is required to pay to the lenders under the facility a commitment fee for unused commitments at a per annum rate that fluctuates depending on PRA’s leverage ratio.
Prepayments
      Voluntary prepayments of loans and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other limitations.
Collateral and Guarantees
      All of our domestic subsidiaries guaranty PRA’s obligations under the revolving credit facility. The facility is unsecured, but PRA has covenanted for the benefit of the lenders under the facility not to grant any security interests to any other person on our assets and those of our subsidiaries that guarantee the facility.

Covenants and Other Matters
      The revolving credit facility requires PRA to comply with certain financial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth. The facility also includes certain negative covenants restricting or limiting our ability to, among other things:

•	declare dividends or redeem or repurchase capital stock or make other shareholder distributions;

•	prepay, redeem or purchase certain debt;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of certain material agreements and certain debt;

•	agree with other creditors not to grant liens on our properties;

•	engage in sale leaseback transactions;

•	make loans or investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, or other business combinations;

•	sell assets;

•	change our fiscal reporting periods or method of accounting; and

•	enter into transactions with affiliates.
      Our revolving credit facility also contains customary representations and warranties, affirmative covenants, notice provisions, and events of default, including change of control, cross-defaults to other debt, and judgment defaults.

SHARES ELIGIBLE FOR FUTURE SALE
      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
      Upon completion of the offering, we will have outstanding an aggregate of 22,382,491 shares of our common stock. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. This leaves 16,382,491 shares eligible for sale in the public market as follows:

Number of Shares	Date

8,233,887	As of the date of this prospectus.
8,148,604	At various times after 90 days from the date of this prospectus (subject, in some cases, to volume limitations) as described below under “—Lock-up Agreements.”
Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal 223,825 shares immediately after the offering; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, would be entitled to sell those shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.
Lock-Up Agreements
      Subject to certain exceptions described under the caption “Underwriting,” our officers, directors, and other selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension.
Registrations on Form S-8
      On December 2, 2004, we filed a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our Incentive Plan and our prior plans. As a result, shares issued pursuant to our Incentive Plan and our prior plans, including upon the exercise of stock options, are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.
Options
      As of May 15, 2005, there were stock options outstanding to purchase a total of 3,553,049 shares of common stock. These stock options have a weighted average exercise price of $9.45 and a weighted average of 7.4 years until expiration.

CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS
      The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
      This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations,” “passive foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.
      In addition, if a partnership or other pass-through entity holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships or other pass-through entities which hold our common stock and partners in such partnerships should consult their tax advisors.
      This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined
      For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.
Distributions
      If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
      Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.
      Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.
      If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.
Gain on Disposition of Common Stock
      You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.
      We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.
      If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.
Backup Withholding and Information Reporting
      Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.
      Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 31%, with a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
      Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.
      Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.
      Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. are acting as representatives and joint bookrunning managers, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Bear, Stearns & Co. Inc.
William Blair & Company, L.L.C.
Jefferies & Company, Inc.

Total	6,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      The selling stockholders have granted the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 900,000 additional shares from such selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/ dealers.
      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC, a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus, except that we may (i) issue shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus; (ii) grant employee stock options, restricted stock awards or other equity awards pursuant to the terms of a plan in effect on the date of this prospectus; (iii) issue shares of our common stock pursuant to the exercise of such options or other equity awards; and/or (iv) file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus, in each case subject to no further transfer during the “lock-up” period. In addition, we may issue shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock in connection with the acquisition by us of another company, provided that each recipient of such shares of common stock or securities convertible into or exchangeable or exercisable for shares of such common stock agrees to be bound in writing by the terms of the lock-up prior to such issuance. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension.
      Our executive management and directors and certain selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension. The foregoing agreement does not restrict sales of our common stock in this offering made by the selling stockholders pursuant to the underwriting agreement or sales of common stock acquired in the open market. In addition, it does not restrict the pledge of shares of common stock by certain members of our senior management to Credit Suisse First Boston LLC pursuant to existing indebtedness secured by such shares or the lender’s foreclosure sale of the shares if a default occurs, or transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the lock-up and who receive such securities in a transfer not involving a disposition for value: any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or a family member; any beneficiary pursuant to a will or laws of descent; or, with respect to any locked-up party that is an investment fund that is a limited partnership, limited liability company or equivalent foreign entity, to any other such entity under the control of the locked-up party or its general partner or managing member.
      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      Our shares of common stock are listed on The Nasdaq National Market under the symbol “PRAI.”
      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, investment banking, and other services for us, our affiliates, and our officers in the ordinary course of business, for which they have received, or will receive, customary fees and expenses. In addition, Credit Suisse First Boston LLC and its affiliates have a passive, indirect ownership interest in an aggregate of less than 0.5% of our outstanding common stock as of March 31, 2005.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      The common stock is being offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.
      Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.
      In particular, each underwriter has represented and agreed that:

•	it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the common stock, will not offer or sell any common stock to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us;

•	it will not offer or sell any common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no German selling prospectus (Verkaufsprospekt) has been or will be published in respect of the sale of the common stock and that it will comply with the Securities Selling Prospectus Act of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz). In particular, each underwriter has undertaken not to engage in a public offering in the Federal Republic of Germany with respect to any common stock otherwise than in accordance with the Securities Selling Prospectus Act and any other act replacing or supplementing the Securities Selling Prospectus Act and all other applicable laws and regulations;

•	the common stock is being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to (a) qualified investors (investisseurs qualifiés) and/or (b) a restricted group of investors (cercle restreint d’investisseurs), all as defined in Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998; and

•	the common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of the common stock, and this prospectus or any other offering material relating to the common stock may not be considered an offer or the prospect of an offer to sell or exchange the common stock.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.
Representations of Purchasers
      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “—Resale Restrictions.”
Rights of Action—Ontario Purchasers Only
      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment
      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, Washington, D.C. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      The consolidated financial statements of PRA International as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      We are a reporting company and file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.
      The registration statement, the exhibits thereto, and any other document we file with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (703) 464-6300 or by mail at PRA International, 12120 Sunset Hills Road, Suite 600, Reston, Virginia 20190.

PRA INTERNATIONAL AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of PRA International:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and other comprehensive income and of cash flows, present fairly, in all material respects, the financial position of PRA International (formerly PRA Holdings, Inc.) and its subsidiaries (collectively, the Company) at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/     PricewaterhouseCoopers LLP
McLean, Virginia
March 18, 2005

PRA INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

			As of
	As of December 31,		March 31,

	2003	2004	2005

			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$32,328	$65,888	$68,996
Marketable securities	—	24,500	—
Accounts receivable and unbilled services, net	99,517	84,480	81,773
Prepaid expenses and other current assets	5,860	5,844	8,113
Deferred tax assets	8,211	5,069	4,992

Total current assets	145,916	185,781	163,874
Fixed assets, net	21,875	21,661	21,038
Goodwill	100,937	101,340	101,077
Other intangibles, net of accumulated amortization of $5,479, $5,234 and $4,132 as of March 31, 2005 and December 31, 2004 and 2003, respectively	25,899	25,409	25,090
Other assets	3,931	3,153	3,072

Total assets	$298,558	$337,344	$314,151

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$13,537	$15,040	$12,472
Accrued expenses	25,310	32,437	26,766
Income taxes payable	—	11,875	9,216
Advance billings	112,836	114,801	95,738
Long-term debt and capital leases, current portion	2,682	150	140

Total current liabilities	154,365	174,303	144,332
Deferred tax liability	10,016	9,349	8,820
Other liabilities	1,802	3,238	3,267
Long-term debt and capital leases	57,810	75	36

Total liabilities	223,993	186,965	156,455

Commitments and contingencies (Note 12)
Stockholders’ equity
Common stock $0.01 par value; 36,000,000 shares authorized as of March 31, 2005 and December 31, 2004 and 2003; 22,378,199, 22,337,822 and 15,273,044 shares issued and outstanding as of March 31, 2005 and December 31, 2004 and 2003, respectively	153	223	224
Exchangeable shares; $0.01 par value; 1,115,796 shares authorized, issued and outstanding as of December 31, 2003	11	—	—
Treasury stock	—	(93)	(93)
Additional paid-in capital— common stock	47,306	124,737	124,832
Additional paid-in capital— exchangeable shares	7,102	—	—
Notes receivable from stockholders	(401)	—	—
Accumulated other comprehensive income	1,638	2,858	3,121
Retained earnings	18,756	22,654	29,612

Total stockholders’ equity	74,565	150,379	157,696

Total liabilities and stockholders’ equity	$298,558	$337,344	$314,151

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Revenue
Service revenue	$176,365	$247,888	$277,479	$66,830	$73,592
Reimbursement revenue	24,648	42,109	30,165	6,965	7,859

Total revenue	201,013	289,997	307,644	73,795	81,451
Operating expenses
Direct costs	94,761	126,501	134,067	32,771	35,277
Reimbursable out-of-pocket costs	24,648	42,109	30,165	6,965	7,859
Selling, general, and administrative	57,897	80,585	90,139	21,993	24,380
Option repurchase	—	—	3,713	3,713	—
Vested option bonus	—	—	2,738	1,551	—
Depreciation and amortization	6,956	8,967	9,691	2,337	2,776
Management fee	800	800	704	200	—

Income from operations	15,951	31,035	36,427	4,265	11,159
Interest expense	(4,247)	(7,190)	(4,023)	(822)	(160)
Interest income	147	334	380	47	249
Other income (expense), net	(721)	(4,023)	(38)	452	(26)

Income before income taxes	11,130	20,156	32,746	3,942	11,222
Provision for income taxes	5,493	6,909	11,997	1,585	4,264

Net income	$5,637	$13,247	$20,749	$2,357	$6,958

Net income per share
Basic	$0.37	$0.83	$1.13	$0.13	$0.31
Diluted	$0.32	$0.71	$1.02	$0.12	$0.28
The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
AND OTHER COMPREHENSIVE INCOME

							Additional	Additional
			Exchangeable				Paid-In	Paid-In	Notes	Accumulated	Retained
	Common Stock		Shares		Treasury Stock		Capital —	Capital —	Receivable	Other	Earnings/		Other
							Common	Exchangeable	from	Comprehensive	(Accumulated		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Shares	Stockholders	Income/(Loss)	Deficit)	Total	Income/(Loss)

Balance as of December 31, 2001	14,458,588	$145	—	$—	—	—	$43,663	$—	$(401)	$(26)	$(128)	$43,253
Issuance of equity securities in connection with purchase business combinations	227,824	2	1,115,796	11	—	—	2,431	7,102	—	—	—	9,546
Exercise of common stock options	71,520	1	—	—	—	—	2	—	—	—	—	3
Net income	—	—	—	—	—	—	—	—	—	—	5,637	5,637	$5,637
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	931	—	931	931
Fair market value adjustments on interest rate agreement, net of tax	—	—	—	—	—	—	—	—	—	(282)	—	(282)	(282)

Comprehensive income													$6,286

Balance as of December 31, 2002	14,757,932	148	1,115,796	11	—	—	46,096	7,102	(401)	623	5,509	59,088
Issuance of common stock in connection with purchase business combination	156,824	2	—	—	—	—	1,174	—	—	—	—	1,176
Exercise of common stock options	115,088	1	—	—	—	—	36	—	—	—	—	37
Exercise of warrants	243,200	2	—	—	—	—	—	—	—	—	—	2
Net income	—	—	—	—	—	—	—	—	—	—	13,247	13,247	$13,247
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	908	—	908	908
Fair market value adjustments on interest rate agreement, net of tax	—	—	—	—	—	—	—	—	—	107	—	107	107

Comprehensive income													$14,262

Balance as of December 31, 2003	15,273,044	$153	1,115,796	$11	—	—	$47,306	$7,102	$(401)	$1,638	$18,756	$74,565
The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
AND OTHER COMPREHENSIVE INCOME

							Additional	Additional
							Paid-In	Paid-In	Notes	Accumulated	Retained
	Common Stock		Exchangeable Shares		Treasury Stock		Capital —	Capital —	Receivable	Other	Earnings/		Other
							Common	Exchangeable	from	Comprehensive	(Accumulated		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Shares	Stockholders	Income/(Loss)	Deficit)	Total	Income/(Loss)

Balance as of December 31, 2003	15,273,044	$153	1,115,796	$11	—	$—	$47,306	$7,102	$(401)	$1,638	$18,756	$74,565	—
Issuance of common stock for cash and stock	14,116	—	—	—	—	—	150	—	—	—	—	150	—
Exercise of common stock options	1,212,174	12	—	—	—	—	2,766	—	(1,777)	—	—	1,001	—
Exercise of warrants	729,596	7	—	—	—	—	(6)	—	—	—	—	1	—
Purchase of treasury stock	(14,216)	—	—	—	14,216	(93)	—	—	—	—	—	(93)	—
Declaration of dividends	—	—	—	—	—	—	—	—	—	—	(16,851)	(16,851)	—
Net income	—	—	—	—	—	—	—	—	—	—	20,749	20,749	$20,749
Interest on notes receivable from stockholders	—	—	—	—	—	—	—	—	(113)	—	—	(113)	—
Payment on notes receivable from stockholders	—	—	—	—	—	—	—	—	2,291	—	—	2,291	—
Issuance of common stock in connection with initial public offering, net of $6,564 in fees	4,007,312	40	—	—	—	—	67,419	—	—	—	—	67,459	—
Transfer of exchangeable shares	1,115,796	11	(1,115,796)	(11)	—	—	7,102	(7,102)	—	—	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	1,175	—	1,175	1,175
Fair market value adjustments on interest rate agreement, net of tax	—	—	—	—	—	—	—	—	—	45	—	45	45

Comprehensive income													$21,969

Balance as of December 31, 2004	22,337,822	$223	—	$—	14,216	$(93)	$124,737	$—	$—	$2,858	$22,654	$150,379	—
Exercise of common stock options	40,377	1	—	—	—	—	145	—	—	—	—	146	—
Net income	—	—	—	—	—	—	—	—	—	—	6,958	6,958	$6,958
Issuance costs related to initial public offering	—	—	—	—	—	—	(50)	—	—	—	—	(50)	—
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	318	—	318	318
Fair market value adjustments on interest rate agreement, net of tax	—	—	—	—	—	—	—	—	—	(55)	—	(55)	(55)

Comprehensive income													$7,221

Balance as of March 31, 2005 (unaudited)	22,378,199	$224	—	—	14,216	$(93)	$124,832	—	—	$3,121	$29,612	$157,696

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Cash flow from operating activities
Net income	$5,637	$13,247	$20,749	$2,357	$6,958
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,956	8,967	9,691	2,337	2,776
Provision for doubtful receivables	1,888	4,851	1,914	509	87
Amortization of debt discount	379	1,642	—	58	—
Provision for deferred income taxes	(1,228)	(3,997)	2,606	3	(580)
Debt issuance costs write-off	—	750	1,241	—	—
Changes in assets and liabilities:
Accounts receivable and unbilled services	(29,251)	(18,538)	15,373	240	2,057
Prepaid expenses and other assets	1,444	408	1,226	(2,570)	(2,400)
Accounts payable and accrued expenses	3,481	(4,873)	7,793	(4,810)	(7,846)
Income taxes	989	(481)	12,150	1,393	(2,525)
Advance billings	38,147	82	(1,107)	2,471	(18,019)

Net cash provided by (used in) operating activities	28,442	2,058	71,636	1,988	(19,492)

Cash flow from investing activities
Purchase of fixed assets	(7,763)	(8,140)	(8,781)	(1,607)	(2,022)
Disposal of fixed assets	—	540	1,131	—	7
Purchase of marketable securities	—	—	(24,500)	—	(22,375)
Proceeds from marketable securities	—	—	—	—	46,875
Cash paid for acquisitions, net of cash acquired	(16,862)	(1,999)	(200)	75	—

Net cash provided by (used in) investing activities	(24,625)	(9,599)	(32,350)	(1,532)	22,485

Cash flow from financing activities
Proceeds from issuance of debt	10,758	69,700	5,000	—	—
Repayment of debt and capital leases	(25,341)	(43,710)	(65,275)	(1,286)	(48)
Proceeds from initial public offering, net of issuance costs	—	—	67,020	—	—
Issuance of stockholder notes receivable	—	—	(1,777)	(1,777)	—
Stockholder receivable payment	—	—	2,178	—	—
Payment of dividends	—	—	(16,852)	(16,851)	—
Purchase of treasury stock	—	—	(93)	(93)	—
Issuance costs from initial public offering	—	—	—	—	(50)
Proceeds from stock option and warrant exercises	2	38	3,369	1,920	146

Net cash provided by (used in) financing activities	(14,581)	26,028	(6,430)	(18,087)	48
Effect of exchange rate on cash and cash equivalents	850	43	704	792	67

Increase (decrease) in cash and cash equivalents	(9,914)	18,530	33,560	(16,839)	3,108
Cash and cash equivalents at beginning of period	23,712	13,798	32,328	32,328	65,888

Cash and cash equivalents at end of period	$13,798	$32,328	$65,888	$15,489	$68,996

Supplemental disclosure of cash flow information
Cash paid for taxes	$4,951	$11,666	$3,890	$342	$7,218

Cash paid for interest	$3,995	$4,980	$2,630	$840	$74

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) Summary of Operations and Significant Accounting Policies

Nature of Operations
      PRA International (formerly PRA Holdings, Inc.) and its subsidiaries (collectively, the “Company”) is a full-service global contract research organization providing a broad range of product development services for pharmaceutical and biotechnology companies around the world. The Company’s integrated services includes data management, statistical analysis, clinical trials management, and regulatory and drug development consulting.
      On October 20, 2004, the Board of Directors approved an amendment and restatement of the Company’s Amended and Restated Certificate of Incorporation to be filed prior to the closing of the initial public offering to effect a four-for-one stock split of the outstanding common stock. The accompanying financial statements give retroactive effect to the four-for-one stock split for all periods presented.
      On November 18, 2004, the Company and certain selling shareholders raised gross proceeds of $131.1 million through an initial public offering of the company’s stock. Of that raise, the Company received net proceeds of approximately $67.0 million. See note 10 for further detail of the initial public offering.

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts and results of operations of the Company. All significant intercompany balances and transactions have been eliminated. Investments in which the Company exercises significant influence, but which do not control (generally 20% to 50% ownership interest), are accounted for under the equity method of accounting. To date, such investments have been immaterial.

Risks and Other Factors
      The Company’s revenues are dependent on research and development expenditures of the pharmaceutical and biotechnology industries. Any significant reduction in research and development expenditures by the pharmaceutical and biotechnology industries could have a material adverse effect on the Company and its results of operations.
      Clients of the Company generally may terminate contracts without cause upon 30 to 60 days notice. While the Company generally negotiates deposit payments and early termination fees up front, such terminations could significantly impact the future level of staff utilization and have a material adverse effect on the Company and the results of future operations.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company’s method of revenue recognition requires estimates of costs to be incurred to fulfill existing long-term contract obligations. Actual results could differ from those estimates. Estimates are also used when accounting for certain items such as provision for doubtful receivables, depreciation and amortization, asset impairment, certain acquisition-related assets and liabilities, income taxes, fair market value determinations, and contingencies.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Equivalents
      The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Unbilled Services
      Unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed and include reimbursement revenue. Unbilled services are generally billable upon submission of appropriate billing information, achievement of contract milestones or contract completion.

Fixed Assets
      Fixed assets and software purchased or developed for internal use are recorded at cost and are depreciated on a straight-line basis over the following estimated useful lives:

Furniture and equipment	7 years
Computer hardware and software	3-7 years
Leasehold improvements	The shorter of 10 years or the lease term

Fair Value of Financial Instruments
      The carrying amount of financial instruments, including cash and cash equivalents, trade receivables, contracts receivable, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturities of these instruments. The Company’s long-term debt bears interest at a variable market rate, and the Company believes that the carrying amount of the long-term debt approximates fair value.

Impairment of Long-Lived Assets
      The Company reviews the recoverability of its long-lived asset groups, including furniture and equipment, computer hardware and software, leasehold improvements, and other finite-lived intangibles, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The Company’s primary measure of fair value is based on discounted cash flows. The measurement of impairment requires the Company to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Goodwill and Other Intangibles
      The Company follows Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), whereby goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Separate intangible assets that have finite useful lives continue to be amortized over their estimated useful lives. No impairments were identified during the years ended December 31, 2002, 2003 and 2004.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advance Billings
      Advance billings represent amounts associated with services, reimbursement revenue and investigator fees that have been received but have not yet been earned or paid.

Revenue Recognition
      Revenue from fixed-price contracts are recorded on a proportional performance basis. To measure performance, the Company compares the direct costs incurred to estimated total direct contract costs through completion. The estimated total direct costs are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Direct costs consist primarily of direct labor and other related costs. Revenue from time and materials contracts are recognized as hours are incurred, multiplied by contractual billing rates. Revenue from unit-based contracts are generally recognized as units are completed.
      A majority of the Company’s contracts undergo modifications over the contract period and the Company’s contracts provide for these modifications. During the modification process, the Company recognizes revenue to the extent it incurs costs, provided client acceptance is deemed reasonably assured and amounts are reasonably estimable.
      If it is determined that a loss will result from performance under a contract, the entire amount of the loss is charged against income in the period in which the determination is made.

Reimbursement Revenue and Reimbursable Out-of-Pocket Costs
      In addition to the various contract costs previously described, the Company incurs out-of-pocket costs, in excess of contract amounts, which are reimbursable by its customers. The Company includes out-of-pocket costs as reimbursement revenue and reimbursable out-of-pocket costs in the consolidated statements of operations.
      As is customary in the industry, the Company routinely enters into separate agreements on behalf of its clients with independent physician investigators in connection with clinical trials. The reimbursements received for investigator fees are netted against the related cost, since such fees are the primary obligation of the Company’s clients, on a “pass-through basis,” without risk or reward to the Company. The Company is not obligated either to perform the service or to pay the investigator in the event of default by the client.

Significant Customers
      Service revenue from individual customers that represented greater than 10% of consolidated service revenue in the respective periods was as follows:

	Year Ended
	December 31,

	2002	2003	2004

Customer A	12%	*	*
Customer B	*	11%	16%
Customer C	*	10%	12%

*	Less than 10% of consolidated service revenues in the respective period.
      Due to the nature of the Company’s business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be insignificant in the next. However, it is possible that

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
the loss of any single significant customer could have a material adverse effect on the Company’s results from operations.

Concentration of Credit Risk
      Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, accounts receivable, and unbilled services. As of December 31, 2004, substantially all of the Company’s cash and cash equivalents were held in or invested with domestic banks. Accounts receivable include amounts due from pharmaceutical and biotechnology companies. Accounts receivable from individual customers that are equal to or greater than 10% of consolidated accounts receivable in the respective periods were as follows:

	As of
	December 31,

	2003	2004

Customer B	10%	16%
Customer C	*	15%

*	Less than 10% of consolidated accounts receivable and unbilled services as of the end of each period.
      The Company establishes an allowance for potentially uncollectible receivables. In management’s opinion, there is no additional material credit risk beyond amounts provided for such losses.

Foreign Currency Translation
      The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the period. Equity activities are translated at the spot rate effective at the date of the transaction. Revenue and expense accounts and cash flows of these operations are translated at average exchange rates prevailing during the period the transactions occurred. Translation gains and losses are included as an adjustment to the accumulated other comprehensive income account in stockholders’ equity. Transaction gains and losses are included in other income (expenses), net, in the accompanying Consolidated Statements of Operations. The Company recorded transaction losses of $0.6 million and $4.1 million during the years ended December 31, 2002 and 2003, respectively and a transaction gain of $0.5 million during the year ended December 31, 2004.

Comprehensive Income (Loss)
      The components of comprehensive income (loss) include the foreign currency translation adjustment and an adjustment resulting from a change in the fair value of an interest rate agreement.

Income Taxes
      Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not. Future reversals of valuation allowance on acquired deferred tax assets will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statement of operations. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities, exclusive of amounts related to the exercise of stock options which benefit is recognized directly as an increase in stockholders’ equity.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation
      The Company measures compensation expense for its employee stock-based compensation in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under this method, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period. As the exercise price of the stock option has equaled or exceeded the fair market value of the underlying common stock at the date of grant, no compensation expense has been recorded. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148. Had compensation cost been determined based on the stock’s fair market value at the grant dates for awards under the Company’s stock option plan in accordance with SFAS No. 123, the Company’s net income would have been as follows:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(unaudited)
	(Dollars in thousands, except per share amounts)
Net income, as reported	$5,637	$13,247	$20,749	$2,357	$6,958
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(176)	(281)	(398)	(72)	(318)

SFAS No. 123 pro forma net income	$5,461	$12,966	$20,351	$2,285	$6,640

Basic net income per share, as reported	$0.37	$0.83	$1.13	$0.13	$0.31
Basic net income per share, pro forma	$0.36	$0.81	$1.10	$0.13	$0.30
Diluted net income per share, as reported	$0.32	$0.71	$1.02	$0.12	$0.28
Diluted net income per share, pro forma	$0.31	$0.69	$1.00	$0.12	$0.27
      These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.
      The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of the options granted and assumptions used to derive the fair values are set forth in the following table:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Weighted-average fair value of options granted	$0.83	$0.75	$5.29	$1.11	$9.86
Risk-free rate	3.50%	2.54%	3.25%	2.60%	3.61%
Expected life, in years	4.0	4.0	4.6	4.0	5.0
Dividend yield	0%	0%	0%	0%	0%
Volatility	0%	0%	25.23%	0%	40.23%

Debt Issuance Costs
      Debt issuance costs relating to the Company’s credit facilities are deferred and amortized to interest expense using the straight-line method, which approximates the interest method, over the respective terms of the debt concerned.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net income per share
      Basic income per common share is computed by dividing reported net income by the weighted average number of common shares and common shares obtainable upon the exchange of exchangeable shares outstanding during each period.
      Diluted income per common share is computed by dividing reported net income by the weighted average number of common shares, common shares obtainable upon the exchange of exchangeable shares, and dilutive common equivalent shares outstanding during each period. Dilutive common equivalent shares consist of stock options and warrants. Excluded from dilutive common equivalent shares were 12,500 stock options issued during the three months ended March 31, 2005.

Derivatives
      The Company utilizes derivative financial instruments to reduce interest rate risks and does not hold derivative instruments for trading purposes. Derivatives are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company recognizes derivative instruments as either assets or liabilities in the balance sheet and measures them at fair value. If designated as a cash flow hedge, the corresponding changes in fair value are recorded in stockholders equity (as a component of comprehensive income/expense).

Recent Accounting Pronouncements
      In December 2004 the FASB issued revised SFAS No. 123(R), “Share-Based Payment.” SFAS 123(R) requires that a public entity measure and recognize in the statement of operations the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Adoption of SFAS 123(R) is required for fiscal years beginning after June 15, 2005. The Company is evaluating SFAS 123(R), including the transition alternatives available to it, and believes it will reduce operating earnings after adoption, however, it will not impact the Company’s financial position or cash flows.

Reclassification
      Certain prior year amounts have been reclassified to conform with current year’s presentation.
(2) Acquisitions
      There were no material acquisitions during 2004. During 2002 and 2003, the Company completed four strategic acquisitions of contract research organizations in order to expand its international operations and therapeutic expertise.

ClinCare Consulting BVBA
      On December 1, 2003, the Company acquired all of the equity of ClinCare Consulting BVBA (“ClinCare”). The Company paid approximately a combined $4.0 million of cash and 156,824 shares of common stock of the Company. The acquisition was accounted for as a business combination using the purchase method of accounting. Results of ClinCare’s acquired operations have been included in the consolidated financial statements from the date of acquisition.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The purchase price, including certain adjustments subsequent to the closing date of the ClinCare acquisition, was allocated as follows (dollars in thousands):

Accounts receivable	$266
Other current assets	23
Fixed assets and other tangible assets	15
Goodwill and identifiable intangibles	2,686
Liabilities	(196)

Purchase price, net of cash acquired of $1.2 million	$2,794

Valid-Trio GmbH
      On October 8, 2003, the Company acquired all of the assets and benefits of existing contracts of Valid-Trio GmbH (“Valid-Trio”). The Company paid $0.2 million in cash consideration. The purchase resulted in recorded goodwill of $0.2 million. Results of Valid-Trio’s acquired operations have been included in the consolidated financial statements from the date of acquisition.

CroMedica International Inc.
      On June 19, 2002, the Company acquired all of the outstanding equity of CroMedica International Inc. (“CroMedica”). The Company paid approximately $25.3 million in cash, common stock and exchangeable shares and assumed liabilities of approximately $25.0 million. Results of CroMedica’s operations have been included in the consolidated financial statements of the Company from the date of acquisition. The fair value of options assumed in the transaction was estimated using the Black-Scholes option pricing model.
      The purchase price, including certain adjustments subsequent to the closing date of the CroMedica acquisition, was allocated as follows (dollars in thousands):

Other assets	$19,038
Other liabilities	(24,980)
Goodwill	28,351
Intangible assets	2,917

$25,326

Staticon International España, SA
      On April 19, 2002, the Company acquired all of the outstanding equity of Staticon International España, SA (“Staticon”). The Company paid approximately $3.3 million in cash and equity and assumed liabilities of approximately $1.5 million. The acquisition was accounted for as a business combination using the purchase method of accounting. Results of Staticon’s acquired operations have been included in the consolidated financial statements from the date of acquisition.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The purchase price, including certain adjustments subsequent to the closing date of the Staticon acquisition, was allocated as follows (dollars in thousands):

Accounts receivable	$484
Fixed assets and other tangible assets	1,007
Goodwill	2,432
Intangibles	908
Liabilities	(1,491)

$3,340

(3) Marketable Securities
      The Company has short-term investments in Auction Rate Securities, or ARS. ARS generally have long-term stated maturities of 20 to 30 years. However, these securities have certain economic characteristics of short-term investments due to a rate-setting mechanism and the ability to liquidate them through a Dutch auction process that occurs on pre-determined intervals of less than 90 days. As such, these investments are classified as short-term investments. The Company’s short-term investments are classified as available-for-sale securities due to management’s intent regarding these securities. As of December 31, 2003 and 2004, there were no unrealized gains or losses associated with these investments and the adjusted fair market value equaled the adjusted cost. There were no marketable securities at December 31, 2003. At December 31, 2004, the Company held $24.5 million in marketable securities. During the first quarter of 2005, additional positions were purchased, although all positions were sold prior to March 31 2005.
(4) Accounts Receivable and Unbilled Services
      Accounts receivable and unbilled services include service revenue, reimbursement revenue, and amounts associated with work performed by investigators (dollars in thousands):

			As of
	As of December 31,		March 31,

	2003	2004	2005

			(unaudited)
Accounts receivable	$55,584	$59,384	$51,227
Unbilled services	48,513	29,993	35,492

	104,097	89,377	86,719
Less: Allowance for doubtful accounts	(4,580)	(4,897)	(4,946)

	$99,517	$84,480	$81,773

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(5) Fixed Assets
      Fixed assets consisted of the following (dollars in thousands):

			As of
	As of December 31,		March 31,

	2003	2004	2005

			(unaudited)
Leasehold improvements	$3,880	$4,714	$4,852
Computer hardware and software	23,731	30,473	31,961
Furniture and equipment	8,803	9,856	9,837
Less: Accumulated depreciation and amortization	(14,539)	(23,382)	(25,612)

	$21,875	$21,661	$21,038

      Depreciation expense for the years ended December 31, 2002, 2003 and 2004 were $5.3 million, $7.2 million and $8.8 million, respectively.
(6) Goodwill and Other Intangibles
      The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 were as follows (dollars in thousands):

Carrying amount as of December 31, 2002	$100,560
Acquisitions	3,283
Adjustments to finalize purchase price allocations	(5,662)
Foreign currency exchange rate changes	2,756

Carrying amount as of December 31, 2003	100,937
Foreign currency exchange rate changes	403

Carrying amount as of December 31, 2004	101,340
Foreign currency exchange rate changes	(263)

Carrying amount as of March 31, 2005 (unaudited)	$101,770

      Other intangibles consist of the following (dollars in thousands):

	Weighted	As of December 31, 2003			As of December 31, 2004
	Average
	Amortization	Gross			Gross		Net
	Period (in	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Carrying
	Years)	Amount	Amortization	Amount	Amount	Amortization	Amount

Non-compete and other agreements	2	$2,198	$2,131	$67	$2,776	$2,442	$334
Customer relationships	10	7,879	1,501	6,378	7,897	2,319	5,578
Trade names	Indefinite	19,954	500	19,454	19,970	473	19,497

		$30,031	$4,132	$25,899	$30,643	$5,234	$25,409

      Amortization expense related to other intangibles was approximately $1.6 million, $1.4 million and $0.9 million for 2002, 2003 and 2004, respectively. For each of the next five years, amortization expense relating to the identified intangibles is expected to be $1.1 million for 2005 and $0.8 million for 2006 through 2009.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(7) Accrued Expenses
      Accrued expenses consisted of the following (dollars in thousands):

			As of
	As of December 31,		March 31,

	2003	2004	2005

			(unaudited)
Accrued payroll and related expenses	$16,645	$20,503	$17,067
Accrued expenses	9,643	15,172	12,966

	26,288	35,675	30,033
Less current portion of accrued expenses	(25,310)	(32,437)	(26,766)

	$978	$3,238	$3,267

(8) Long-Term Debt and Capital Leases
      Long-term debt and capital leases consisted of the following (dollars in thousands):

			As of
	As of December 31,		March 31,

	2003	2004	2005

			(unaudited)
Senior notes payable	$60,000	$—	$—
Obligations under capital leases	492	225	176

	60,492	225	176
Less current portion	(2,682)	(150)	(140)

	$57,810	$75	$36

Credit Agreement
      On December 23, 2003 the Company completed a refinancing of its debt facilities. The Company amended and restated its credit agreement (the “Credit Agreement”) to provide a $25.0 million revolving loan (“Revolver”); a $20.0 million term loan A; and a $40.0 million term loan B. The term loan A and the term loan B are collectively referred to as the Senior Notes Payable. The Revolver was a revolving line of credit facility that had a five-year term. The variable interest rate was a spread over either (a) the prime rate or the rate which was 0.5% in excess of the federal funds rate or (b) the eurodollar rate. The facility had a mandatory repayment feature based upon certain financial covenants predicated on (a) annual leverage ratios or (b) the occurrence of certain financial transactions or divestitures. The Company was required to pay a commitment fee on the unused commitments depending on the leverage ratio. As of December 31, 2003, there were no borrowings under the Revolver. The Revolver secured $0.6 million in letters of credit outstanding in connection with various real estate leases and a $3.4 million revolving credit facility for European operations. No amounts had been drawn on the letter of credit. The Senior Notes Payable were floating rate term loans with scheduled fixed, quarterly repayments through 2009. The variable interest rate was based on a fixed spread over either (a) the greater of the prime rate or the rate which was 0.5% in excess of the federal funds rate or (b) the eurodollar rate. At December 31, 2003, the weighted average interest rate of 4.0% existed on the $60.0 million outstanding under Senior Notes Payable. These facilities had mandatory repayments similar to those of the Revolver. The Senior Notes Payable and the Revolver were secured by the Company and were subject to certain quarterly covenants. As of December 31, 2003, the Company was in compliance with all of the covenants of the above Credit Agreement. On May 17, 2004, the Company amended this facility and increased the term

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
loan A to $20.7 million, term loan B to $43.1 million, and the revolver to $23.8 million. In connection with the Company’s initial public offering, the Senior Notes Payable were paid off on November 23, 2004.
      On December 23, 2004, the Company entered into a new revolving credit facility with a syndicate of banks (the “Credit Facility”) and terminated its credit facility dated December 23, 2003, as amended May 17, 2004. The Credit Facility provides for a $75.0 million revolving line of credit that terminates on December 23, 2008 or earlier in certain circumstances. At any time within three years after December 23, 2004 and so long as no event of default is continuing, the Company has the right, in consultation with the administrative agent, to request increases in the aggregate principal amount of the facility in minimum increments of $5.0 million up to an aggregate increase of $50.0 million (and which would make the total amount available under the facility $125.0 million). The Credit Facility is available for general corporate purposes (including working capital expenses, capital expenditures, and permitted acquisitions), the issuance of letters of credit and swingline loans. A portion of the facility is available for alternative currency loans.
      The interest rates applicable to loans under the Credit Facility are floating interest rates that, at the Company’s option, equal a base rate or a LIBOR rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate and (b) the overnight federal funds rate plus 0.50%. The Company may choose interest periods of 1, 2, 3 or 6 months. In addition, the Company is required to pay to the lenders under the facility a commitment fee of 0.25% or 0.375% per annum for unused commitments depending on the Company’s leverage ratio. Voluntary prepayments of loans and voluntary reductions in the unused commitments under the Credit Facility are permitted in whole or in part, in minimum amounts and subject to certain other limitations. The facility is unsecured, but the Company has granted a pledge on its assets and those of its subsidiaries that guarantees the facility for the benefit of the lenders under the facility. The Credit Facility requires the Company to comply with certain financial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth. As of December 31, 2004, the Company was in compliance with all of the covenants of the revolving credit agreement. Approximately $0.75 million and $1.2 million of deferred financing costs were expensed as of December 31, 2003 and 2004, respectively, as a result of the refinancings.

Subordinated Notes Payable
      In connection with the December 23, 2003 refinancing the Company prepaid the $20.0 million subordinated notes payable, of which $18.4 million was outstanding at December 31, 2002. The Company has no further obligation to the former holders of the subordinated notes payable. Upon the repayment of the subordinated notes payable, the Company recorded an additional interest expense of $0.8 million for the recognition of the remaining unamortized debt issuance costs.
      The Company had an interest rate agreement that it used to offset potential adverse effects of rising interest rate charged on the Senior Notes Payable. The interest rate agreement is structured such that, when base interest rates rise above or fall below certain thresholds, the Company receives payments based on a variable interest rate and makes payments based on a fixed interest rate. During the periods the Senior Notes Payable were outstanding, the interest rate agreement was not held for speculative purposes and the Company accounted for the interest rate agreement as a hedge during those periods. The amounts paid or received under this agreement were recognized as adjustments to interest expense. The Company recorded a liability for the fair value of this interest rate agreement of $0.2 million and $0.0 million at December 31, 2003 and December 31, 2004, respectively. This liability was included in other accrued expenses. The corresponding amounts were included in other comprehensive income, as the Company met the criteria of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” to record the interest rate agreement as a cash flow hedge. Subsequent to the payoff of the Senior Notes Payable on

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
November 26, 2004, the interest rate agreement did not meet the criteria of SFAS 133 and the change in value from that date to December 31, 2004, which was immaterial, was recorded as other income.

Capital Leases
      The Company leases certain equipment having an original cost basis of approximately $2.0 and $1.9 million as of December 31, 2003 and 2004, respectively, under a capital lease agreement. Accumulated depreciation of approximately $1.3 million and $1.5 million has been recorded as of December 31, 2003 and 2004, respectively. The leases expire in various years through 2008.
      Aggregate principal payments of long-term debt, including payments under capitalized lease agreements as of December 31, 2004, are as follows (dollars in thousands):

Long-Term
Year Ending December 31,	Debt

2005	$175
2006	55
2007	7
2008	2
Less: interest on capitalized leases	(14)

Total	$225

(9)	Income Taxes
      The provision for income taxes was as follows (dollars in thousands):

	Year Ended December 31,

	2002	2003	2004

Current:
Federal	$5,236	$6,201	$6,303
State	1,294	1,390	2,086
Foreign	191	3,315	1,215

Total current	6,721	10,906	9,604

Deferred:
Federal	(1,068)	(3,344)	5,973
State	(160)	(554)	68
Foreign	(651)	255	(1,678)
Valuation allowance	651	(354)	(1,970)

Total deferred	(1,228)	(3,997)	2,393

	$5,493	$6,909	$11,997

      The foreign subsidiaries are taxed separately in their respective jurisdictions. As of December 31, 2004, the Company had cumulative foreign net operating loss carryforwards of approximately $17.9 million. No benefit for these net operating losses has been recognized for financial statement purposes. The carryforward periods for these losses vary from five years to an indefinite number of years depending on the jurisdiction. The Company’s ability to offset future taxable income with the foreign net operating loss carryforwards may be limited in certain instances, including changes in ownership.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The cumulative amount of undistributed earnings of foreign subsidiaries for which the Company has not provided U.S. income taxes at December 31, 2004 was approximately $20.2 million. No provision has been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries since such earnings are deemed to have been permanently invested in the foreign operations.
      The provision for income taxes results in effective tax rates that differ from the expected tax provision or benefit at the U.S. federal statutory rate as follows:

	Year Ended
	December 31,

	2002	2003	2004

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	5.3	4.2	4.4
Nondeductible expenses	1.1	1.9	1.0
Amortization of goodwill	—	—	—
Utilization of previously unrecognized foreign operating losses and current year foreign losses for which no benefit has been recognized	4.3	(3.1)	(4.2)
Other	3.7	(3.7)	0.4

Effective income tax rate	49.4%	34.3%	36.6%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Significant components of the Company’s deferred taxes were as follows (dollars in thousands):

	December 31,

	2003	2004

Foreign operating loss carryforwards	$8,269	$6,299
Prepaid items	(248)	(557)
Accruals and reserves	6,066	5,957
Identified intangibles	(8,656)	(8,328)
Depreciation	(3,799)	(2,869)
Deferred revenue	4,832	1,600
Valuation allowance	(8,269)	(6,299)

Net deferred tax liability	$(1,805)	$(4,197)

      Included in the deferred tax asset relating to operating loss carryforwards as of December 31, 2004 and 2003 is $3.0 million relating to operating loss carryforwards acquired in the CroMedica transaction.
      In determining the extent to which a valuation allowance for net deferred tax assets is required, the Company evaluates all available evidence including projections of future taxable income, carry back opportunities, and other tax planning strategies. The valuation allowance at December 31, 2003 and December 31, 2004, relates to foreign net operating losses. The Company believes that it is more likely than not that the deferred tax asset related to these foreign net operating losses will not be realized. If in the future, the Company determines that utilization of these deferred tax assets related to the foreign net operating losses becomes more likely than not, the Company will reduce the valuation allowance at that time.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10)	Stockholders’ Equity

Authorized Shares
      The Company is authorized to issue up to forty million shares of stock, of which thirty-six million have been designated as common stock and four million have been designated as preferred stock.

Common Stock Warrants
      The Company issued a warrant to each holder of subordinated notes payable upon the closing of the Merger. The warrants were immediately exercisable upon issuance into 972,796 shares of common stock of the Company, had an exercise price of $0.01 per share, and expire in June 2009. The pro rata fair value of these warrants of $2.0 million was determined using the Black Scholes valuation model and recorded as additional debt discount which was amortized as additional interest expense. The unamortized debt discount of $1.3 million was charged to interest expense upon the repayment of the subordinated notes payable in 2003. On December 18, 2003 and January 19, 2004 the warrants were exercised and 243,200 shares and 729,596 shares, respectively, of common stock were issued.

Initial Public Offering
      On November 18, 2004, the Company’s common stock began trading on The Nasdaq National Market under the symbol “PRAI.” The initial public offering, including the underwriters’ over-allotment option, consisted of 3.9 million shares of common stock sold by the Company and an additional 3.0 million shares sold by the selling stockholders at an initial offering price of $19.00 per share. The Company received from the offering net proceeds of approximately $67.0 million, after offering expenses, of which it used $28.7 million to extinguish all outstanding principal and accrued interest under its then existing credit facilities. The remaining net proceeds of approximately $38.3 million were raised for the execution of the Company’s strategy of expanding its therapeutic expertise, service offerings and geographic reach, including possible future acquisitions. The Company received no proceeds from the sale of common stock by the selling stockholders.

Stockholders’ Agreement
      The Company and its stockholders are party to an agreement which, among other provisions, provides the Company with the right, in certain instances, to repurchase shares owned by stockholders and affords certain stockholders with security registration rights.

Exchangeable Shares
      In connection with the CroMedica acquisition, the Company issued 1,115,796 exchangeable shares to the controlling stockholders of CroMedica. Prior to the initial public offering these exchangeable shares were converted into the like number of shares of common stock of the Company.

Notes Receivable from Stockholders
      In December 2001, an executive officer and stockholder exercised options to purchase 270,176 shares of common stock. In consideration, the Company received a note for $0.4 million that bears interest at 4.8% per year.
      In January 2004, six officers and stockholders exercised options to purchase an aggregate 888,272 shares of common stock. In consideration, the Company received notes totaling $1.8 million that bear interest at 4.0% per year.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Prior to the Company’s IPO, all notes receivable from stockholders and the related interest were paid in full.

Stock and Option Repurchase and Dividend and Bonus Payment
      In January 2004, the Company closed its tender offer to repurchase shares and vested options. The Company repurchased 14,216 shares of common stock and recorded treasury stock for $0.1 million. The Company also repurchased 843,260 vested stock options, primarily from a former employee, which resulted in an operating compensation expense of $3.7 million.
      Subsequent to the closure of the tender offer, the board of directors declared a $0.94 per share dividend payable to all stockholders and a $0.94 per option bonus to all current employee option holders. The total dividend amount of $16.9 million was recorded as a reduction of retained earnings. For the portion of the bonus relating to vested options, the Company recorded bonus expense of $2.7 million. The total compensation expense recognized during 2004 as a result of the option repurchase and per option bonus payment was $6.5 million.

(11)	Stock Options
      The Company generally grants stock options with exercise prices at least equal to the then fair market value of the Company’s common stock, as determined by the board of directors.
      Options generally vest over a four-year period and expire not more than ten years from the date of grant. As of December 31, 2004, there were 2,023,738 authorized and unissued options available for issuance.
      The following table summarizes the Company’s stock option activity:

		Weighted
	Number of	Average
	Shares	Exercise Price

Outstanding at December 31, 2002	4,993,852	$3.28
Granted	382,000	7.81
Exercised	(115,084)	0.33
Expired/forfeited	(154,744)	3.13

Outstanding at December 31, 2003	5,106,024	3.69
Granted	1,102,500	16.50
Exercised	(1,346,647)	2.40
Repurchased	(843,260)	2.25
Expired/forfeited	(619,636)	4.24

Outstanding at December 31, 2004	3,398,981	$8.46

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The following table summarizes information regarding options outstanding and exercisable as of December 31, 2004:

	Options Outstanding

		Weighted-		Options Exercisable
		Average
	Number	Remaining	Weighted-	Number	Weighted-
	Outstanding as of	Contractual Life	Average Exercise	Exercisable as of	Average Exercise
	December 31, 2004	in Years	Price	December 31, 2004	Price

$ 0.02 – $ 1.48	48,496	6.59	$0.38	48,496	$0.38
2.50 – 2.79	177,329	4.23	2.70	177,329	2.70
3.18 – 3.49	1,080,343	5.90	3.35	861,100	3.32
4.03 – 6.56	686,234	7.60	6.44	507,117	6.48
7.50 – 8.56	344,079	8.39	7.84	88,000	7.83
10.63 – 19.00	1,062,500	9.65	16.50	—	—

	3,398,981	7.59	$8.46	1,682,042	$4.36

      The following table sets forth the weighted-average shares used to compute the basic and diluted earnings per share.

	Year Ended December 31,

	2002	2003	2004

Weighted-average common shares outstanding—basic	15,204,232	15,965,408	18,442,313
Effect of stock options and warrants	2,353,400	2,700,604	1,887,539

Weighted-average common shares outstanding—diluted	17,557,632	18,666,012	20,329,852

(12)	Commitments and Contingencies

Operating Leases
      The Company leases office space under operating lease agreements expiring in various years through 2015. The Company has sublease agreements for certain facilities to reduce rent expense and accommodate expansion needs. The subleases expire in various years through 2006. Sublease rental income of $0.8 million and $1.5 million was recorded as a reduction of rent expense during each of the years ended December 31, 2003 and 2004, respectively. The Company also leases certain office equipment under operating leases expiring in various years through 2005.
      Rent expense under non-related party operating leases, net of sublease rental income, for the years ended December 31, 2002, 2003, and 2004 was approximately $7.5 million, $9.8 million, and $12.7 million respectively.
      The Company leases operating facilities from a related party. The leases, which have a renewal option, began on April 1, 1997, and expired on September 30, 2004. Two of the four leases were extended through June 2005 and another one was extended through September 2009. The leases feature fixed annual rent increases of approximately 2.7%. Rental expense under these leases was approximately $1.6 million, $1.4 million, and $1.6 million for the years ended December 31, 2002, 2003, and 2004 respectively.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Future minimum lease commitments on non-cancelable operating leases are as follows (dollars in thousands):

			Sublease
	Related		Rental
Year Ending December 31,	Party	Other	Income	Net Total

2005	$956	$16,938	$(1,287)	$16,607
2006	434	15,060	(778)	14,716
2007	446	12,793	(65)	13,174
2008	458	10,579	—	11,037
2009	350	10,565	—	10,915
Thereafter	—	43,125	—	43,125

	$2,644	$109,060	$(2,130)	$109,574

Employment Agreements
      The Company has entered into employment and non-compete agreements with certain management employees. In the event of termination of employment, employees will receive up to one year of their annual salary. Each employment agreement also contains provisions that restrict the employees’ ability to compete directly with the Company for a period of one year after employment terminates. In addition, stock option grant agreements of these employees provide the Company with the right to repurchase from the employee or the employee with the right to sell to the Company, stock owned by the employee in certain, limited instances of termination.

Legal Proceedings
      The Company is involved in legal proceedings from time to time in the ordinary course of its business, including employment claims and claims related to other business transactions. Although the outcome of such claims is uncertain, management believes that these legal proceedings will not have a material adverse effect on the financial condition or results of future operations of the Company.
      The Company is involved in an arbitration proceeding with Cell Therapeutics, Inc. (formerly Novuspharma S.p.A.) before the International Chamber of Commerce, International Court of Arbitration related to a dispute over the performance of clinical trial services. The Company seeks payment of approximately $0.7 million for unpaid services and expenses. Cell Therapeutics has counterclaimed and seeks $3.8 million for refunds of prior payments, $4.6 million for recuperation of lost investments, $20.3 million for expenses incurred, and unspecified damages for loss of commercial reputation and profits. The Company believes these counterclaims are without merit and is vigorously contesting them. In July 2004, the International Court of Arbitration conducted a hearing on this matter in Geneva, Switzerland, and a ruling is expected in 2005.

Insurance
      The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services, and ownership of property. These policies provide coverage for a variety of potential losses, including, without limitation, loss or damage to property, bodily injury, general commercial liability, professional errors and omissions, and medical malpractice. The Company’s retentions and deductibles associated with these insurance policies range from $0.025 million to $0.5 million.

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Health Insurance
      The Company is self-insured for health insurance for employees within the United States. The Company maintains stop-loss insurance on a “claims made” basis for expenses in excess of $0.15 million per member per year. As of December 31, 2003 and 2004, the Company maintained a reserve of approximately $1.0 million and $1.25 million, respectively, included in other accrued expense on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported.

(13)	Employee Benefit Plan
      The Company maintains a 401(k) Plan (the “Plan”) in the United States, which covers substantially all employees of its U.S. subsidiary. Eligible employees may contribute up to 20% of their pre-tax salary, and the Company will match a maximum of 50% of employee contributions up to 6% of base salary. The employer contributions to the Plan were approximately $1.5 million for both the years ended December 31, 2003 and 2004, respectively.

(14)	Lease Termination
      In November 2004, the Company relocated its corporate headquarters to Reston, Virginia and vacated its leased building in Mclean, Virginia. During the quarter ended December 31, 2004, a $1.3 million charge was recorded for the remaining lease payments net of estimated sublease income. No payments or adjustments were made against this liability as of December 31, 2004.
      During the second quarter of 2003 the Company closed its Cambridge, England office to eliminate excess internal capacity. The Company recorded an expense of $2.6 million related to this action, which is recorded in selling, general and administrative expenses and consists primarily of lease termination costs. Payments of $0.1 million were made resulting in a total accrued restructuring liability balance of $2.5 million at December 31, 2003. During 2004 the company revised its estimate of lease termination costs resulting in an additional charge of approximately $0.8 million. Payments of approximately $0.8 million were made during the year, resulting in a total accrued restructuring liability of $2.5 million at December 31, 2004.

(15)	Related-Party Transactions
      As described in Note 12, the Company leases certain operating facilities from a related party.
      Subject to the provisions of the Senior Note Payable, the Company paid management fees to its majority stockholder. The Company recorded management fees of $0.8 million, $0.8 million and $0.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. In connection with the initial public offering, the management fee arrangement was terminated.
      At December 31, 2003, there was a $0.4 million secured promissory note outstanding from an officer of the Company which was recorded as a reduction of additional paid-in capital. During 2004, the Company received additional secured promissory notes from six officers of the Company totaling approximately $1.8 million. These were recourse notes that were secured by the common stock of the Company. Prior to the Company’s initial public offering these amounts were paid in full.

(16)	Segment Reporting—Operations by Geographic Area
      The Company’s operations consist of one reportable segment, which represents management’s view of the Company’s operations based on its management and internal reporting structure. The following table

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
presents certain enterprise-wide information about the Company’s operations by geographic area (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Service revenue
United States	$135,887	$167,097	$175,705	$41,467	$42,616
Canada	9,660	24,880	24,704	4,811	7,646
Europe	29,208	52,101	70,715	19,095	21,413
Other	1,610	3,810	6,355	1,457	1,917

	$176,365	$247,888	$277,479	$66,830	$73,592

				December 31,	March 31,
Long-lived assets				2004	2005

United States	$104,967	$123,971	$122,988	$122,988	$122,475
Canada	15,957	11,169	10,750	10,750	10,668
Europe	22,012	16,280	16,512	16,512	15,863
Other	5,085	1,222	1,313	1,313	1,270

	$148,021	$152,642	$151,563	$151,563	$150,276

(17)	Subsequent Events
      During the first quarter of 2005, the Company entered into foreign currency derivative contracts to mitigate exposure to movements between the U.S. dollar and the pound sterling and the U.S. dollar and euro. The Company agreed to purchase a given amount of British pounds and Euros at established dates through 2005. These derivatives are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company recognizes derivatives as instruments as either assets or liabilities in the balance sheet and measures them at fair value. These derivatives are designated as cash flow hedges and accordingly the changes in fair value will be recorded in stockholders equity (as a component of comprehensive income/expense).

(18)	Quarterly Financial Data
      The following table sets forth certain unaudited quarterly consolidated financial data for each quarter in our last two completed fiscal years. In the opinion of the Company’s management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial

PRA INTERNATIONAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Service revenue	$58,844	$63,386	$64,167	$61,491
Direct costs	31,299	32,436	31,152	31,614
Selling, general, and administrative	17,654	20,927	20,942	21,062
Depreciation and amortization	2,185	2,081	2,237	2,464
Income from operations	7,506	7,741	9,636	6,153
Net income (loss)	4,005	3,613	6,557	(928	)(1)
Net income (loss) per share:
Basic	$0.25	$0.23	$0.41	$(0.06)
Diluted	$0.21	$0.18	$0.33	$(0.06)
FTE’s(2)	2,102	2,121	2,106	2,172

	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Service revenue	$66,830	$69,130	$70,311	$71,208
Direct costs	32,771	33,304	32,814	35,178
Selling, general, and administrative	21,993	21,811	23,576	22,759
Depreciation and amortization	2,337	2,358	2,355	2,641
Income from operations	4,265	11,136	10,964	10,062
Net income	2,357	7,534	5,967	4,891
Net income per share:
Basic	$0.13	$0.42	$0.33	$0.25
Diluted	$0.12	$0.37	$0.29	$0.22
FTE’s(2)	2,211	2,229	2,274	2,299

(1)	In connection with the December 23, 2003 refinancing the Company prepaid the $20 million subordinated notes payable. Approximately $1.9 million of related debt issuance costs were expensed and are included in the quarter ended December 31, 2003 loss of $928,000.

(2)	Represents the average or mathematical number of full time equivalent employees for the stated period.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      Set forth below is a table of the registration fee for the SEC, the filing fee for the National Association of Securities Dealers, Inc., and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$21,253.44
NASD filing fee	18,557.30
Printing and engraving expenses	150,000.00
Legal fees and expenses	350,000.00
Accounting fees and expenses	50,000.00
Transfer agent and registrar fees	2,500.00
Miscellaneous	200,000.00

Total	$792,310.74

      No portion of the above expenses will be paid by the selling stockholders.

Item 14.	Indemnification of Directors and Officers
      PRA is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.
      Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.
      Our Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of the officers and directors to the full extent permitted by applicable law.
      The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities
      Since May 2002, we have issued unregistered securities as described below:
      (1) In June 2002, in connection with our acquisition of CroMedica International Inc., we issued to certain holders of shares of capital stock of CroMedica an aggregate of 59,460 shares of our common stock as partial consideration for shares of CroMedica held by these holders pursuant to that certain Share Purchase Agreement dated as of May 14, 2002 by and among PRA International, 4063988 Canada Inc., CroMedica and the other parties named therein. In addition, our Canadian subsidiary, 4063988 Canada Inc., issued to certain holders of shares of capital stock of CroMedica an aggregate of 1,115,796 shares that are exchangeable on a one-for-one basis into shares of our common stock as partial consideration for shares of CroMedica held by these holders. Prior to the consummation of our initial public offering, we exercised our right to require the exchange of all of the outstanding exchangeable shares into shares of our common stock.
      (2) In June 2002, also in connection with our acquisition of CroMedica, we issued to a financial advisor an aggregate of 7,036 shares of our common stock as partial consideration for services rendered by the financial advisor in connection with the CroMedica transaction.
      (3) In December 2003, in connection with our acquisition of ClinCare Consulting BVBA, we issued to certain holders of shares of capital stock of ClinCare an aggregate of 156,824 shares of our common stock as partial consideration for shares of ClinCare held by these holders pursuant to that certain Agreement for the Sale and Purchase of the Entire Issued Share Capital of ClinCare Consulting BVBA dated December 1, 2003.
      (4) In March 2004, in connection with our acquisition of PerinClinical Ltd., we issued an aggregate of 28,232 shares of our common stock to PerinClinical Ltd. as partial consideration for assets of PerinClinical Ltd. pursuant to that certain Asset Purchase Agreement between PerinClinical Ltd., Pharm. Research Associates (UK) Ltd., and Nermeen Y. Varawalla, dated March 25, 2004. Half of these shares (14,116 shares) are held in escrow for two years from the date of the agreement based on the occurrence of certain conditions.
      (5) From May 2002 through November 2004, we granted options to purchase shares of our common stock to employees, directors and consultants at exercise prices ranging from $6.56 to $19.00 per share. Of the options granted, options representing 2,042,602 shares remain outstanding, 60,398 shares of common stock have been issued pursuant to exercises of stock options and options representing 253,500 shares have been cancelled and returned to the stock option plan pool.
      (6) In addition to the foregoing option grants, since May 2002, we issued options to purchase 165,648 shares of our common stock at an exercise price of $0.19 per share in connection with our acquisition of CroMedica in June 2002 in exchange for options to acquire shares of the capital stock of CroMedica, of which 37,354 remain outstanding.
      The offers, sales and issuances of securities described in paragraphs (2) and (4) of this Item 15 were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder in that the issuance of securities did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates, notes and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (2) and (4) represented they were accredited investors as defined under the Securities Act.
      The offers, sales and issuances of common stock described in paragraphs (1) and (3) of this Item 15 were deemed exempt from registration in reliance on Regulation S under the Securities Act as transactions made outside of the United States. Each of the recipients of securities in the transactions described in paragraphs (1) and (3) represented, among other things, that they were not a U.S. person and were not purchasing for the benefit of a U.S. person. Appropriate legends were affixed to the share certificates issued in such transactions.

      The offers, sales and issuances of the options and common stock described in paragraphs (5) and (6) of this Item 15 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule and/or Regulation D. The recipients of such options and common stock were our employees, directors or bona fide consultants. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.
      There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedule
      (a) Exhibits

Exhibit No		Description of Exhibit

1	.1†	Form of Underwriting Agreement
3	.1(a)	Second Amended and Restated Certificate of Incorporation of PRA International
3	.2(a)	Amended and Restated Bylaws of PRA International
4	.1(a)	2001 Stock Option Plan
4	.2(a)	1997 Stock Option Plan
4	.3(a)	1993 Stock Option Plan, as amended and restated
4	.4(b)	2004 Incentive Award Plan
5.1		Opinion of Latham & Watkins LLP
10	.1(c)	Credit Agreement by and among PRA International, its affiliates and the lenders party thereto
10	.2(a)	Registration Rights Agreement by and among PRA International and the parties identified therein
10	.3(a)	Stockholders Agreement by and among PRA International and the parties identified therein
10	.4(a)	Form of Stockholder Agreement
10	.5(a)	Employment and Non-Competition Agreement of Patrick K. Donnelly
10	.6(a)	Employment and Non-Competition Agreement of David W. Dockhorn
10	.7(a)	Employment and Non-Competition Agreement of Erich Mohr
10	.8(a)	Employment and Non-Competition Agreement of James C. Powers
10	.9†	Employment and Non-Competition Agreement of Bruce A. Teplitzky
10	.10(a)	Securities Purchase Agreement by and among Genstar Capital Partners III, L.P., Stargen III, L.P. and PRA International
10	.11(d)	Form of Option Agreement
21	.1†	Subsidiaries of PRA International
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1†	Power of Attorney

†	Previously filed

(a)	Incorporated by reference to Registration Statement on Form S-1 filed on June 14, 2004 (File No. 333-116424), as amended by Amendment No. 1 filed on July 29, 2004, by Amendment No. 2 filed on September 21, 2004, by Amendment No. 3 filed on October 22, 2004, by Amendment No. 4 filed on October 28, 2004 and by Amendment No. 5 filed on November 16, 2004

(b)	Incorporated by reference to Form 10-K filed March 18, 2005 (File No. 000-51029)

(c)	Incorporated by reference to Form 8-K filed on December 29, 2004 (File No. 000-51029)

(d)	Incorporated by reference to Form 8-K filed on February 2, 2005 (File No. 000-51029)

Report of Independent Registered Public Accounting Firm
on
Financial Statement Schedule
To the Board of Directors
of PRA International:
      Our audits of the consolidated financial statements referred to in our report dated March 18, 2005 appearing in the 2004 Annual Report to Shareholders of PRA International (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedules listed in Item 15(a)(2) of this Form  10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
March 18, 2005

FINANCIAL STATEMENT SCHEDULE
The following financial schedule is a part of this registration statement and should be read in conjunction with the consolidated financial statements of PRA International:

Allowance for Doubtful Accounts
Balance at December 31, 2001	$915
Provisions	1,888
Write-offs/ Recoveries	145

Balance at December 31, 2002	2,948
Provisions	4,851
Write-offs/ Recoveries	(3,219)

Balance at December 31, 2003	4,580
Provisions	1,914
Write-offs/ Recoveries	(1,597)

Balance at December 31, 2004	$4,897

Income Tax Valuation Allowance
Balance at December 31, 2001	$1,677
Provisions	1,819
Releases	—

Balance at December 31, 2002	3,496
Provisions	7,117
Releases	(2,344)

Balance at December 31, 2003	8,269
Provisions	569
Releases	(2,539)

Balance at December 31, 2004	$6,299

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, State of Virginia on June 14, 2005.

PRA INTERNATIONAL

By:	/s/ Patrick K. Donnelly

Patrick K. Donnelly President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Patrick K. Donnelly Patrick K. Donnelly		President and Chief Executive Officer	June 14, 2005

* J. Matthew Bond		Senior Vice President, Chief Financial Officer, Assistant Treasurer and Assistant Secretary	June 14, 2005

* David Mathews		Vice President and Controller	June 14, 2005

* Melvin D. Booth		Director	June 14, 2005

* Jean-Pierre L. Conte		Director	June 14, 2005

* Robert E. Conway		Director	June 14, 2005

* Armin Kessler		Director	June 14, 2005

* Robert J. Weltman		Director	June 14, 2005

*By:	/s/ Patrick K. Donnelly Patrick K. Donnelly Attorney-in-Fact